
07085301


Hormel
Foods

2007 Annual Report

An Appetite for Innovation


Hormel
Slow Simmered
Beef Roast
au jus


Hormel
Snack Tray


IT'S SO QUICK AND EASY!
SPAM
Single


Jennie-O
TURKEY STORE


Hormel
Compleats
Chicken & Rice
90
SECONDS


EMIUM WHITE TURKEY BURGERS
with savory seasonings



Hormel Foods Corporation was founded in 1891 in Austin, Minn. The company is a multinational manufacturer and marketer of consumer-branded food and meat products, many of which are among the best known and trusted in the food industry. We leverage our extensive expertise, innovation and high competencies in pork and turkey processing and marketing to bring quality, value-added brands to the global marketplace.

Financial Highlights

(In Thousands, Except Per Share Amounts)	2007	2006	% change
Net Sales	$6,193,032	$5,745,481	7.8%
Net Earnings	301,892	286,139	5.5
Percent of Sales	4.87%	4.98%	
Earnings Per Share			
Basic	$ 2.20	$ 2.08	5.8%
Diluted	2.17	2.05	5.9
Dividends Declared to Shareholders	82,476	77,252	6.8
Per Share of Common Stock	0.60	0.56	7.1
Average Common Shares Outstanding			
Basic	137,216	137,845	(0.5)
Diluted	139,151	139,561	(0.3)
Capital Additions	$ 125,795	$ 141,516	(11.1)
Depreciation and Amortization	126,738	121,101	4.7
Working Capital	566,948	556,657	1.8
Shareholders' Investment	1,884,783	1,802,912	4.5

Table of Contents

2 Hormel Foods at-a-glance

3 Letter to shareholders

6 An appetite for great taste, naturally!
Healthy options for the weekday cook

8 An appetite for fresher, bolder flavors.
Rich flavors for any occasion

10 An appetite for great tasting, convenient products.
We do the work so you don't have to

12 An appetite for better, healthier options.
A small sampling of our other core competencies

14 An appetite for expanding our reach.
Feeding people across the globe

16 Corporate responsibility

17 Selected financial data

18 Management's discussion & analysis

36 Report of management

37 Report of public accounting firm

39 Financial statements

43 Financial notes

57 Shareholder information

58 Corporate officers

59 Board of directors

Our heritage has fueled responsible innovation for more than 116 years. This appetite for innovation influences our business decisions and keeps our investors, consumers and customers top-of-mind when creating safe and wholesome products. Our balanced model ensures everyone can find our wide range of products in a variety of stores and restaurants.


café h®
Hormel

AN APPETITE FOR INNOVATION

Authentic and adventurous

Café h chicken tinga balances tomatoes, garlic, onion and chipotle peppers in an authentic blend ready to heat and serve. A top choice of foodservice providers, the *café h* line offers authentic and adventurous flavors for sandwiches, wraps, tacos and entrees.

Hormel Foods at-a-glance


SPAM
Compleats
Hormel Chili with Beans



2007 Segment Net Sales



2007 Segment Operating Profit

- ○ Grocery Products
- ○ Refrigerated Foods
- ○ Jennie-O Turkey Store
- ● Specialty Foods
- ● All Other

Grocery Products

Net Sales	**$879.4 million**	14% of total
Operating Profit	**$141.4 million**	28% of total

The center of the store has never been more enticing. With convenient products that serve as flavorful toppers, ethnic side dishes or the main course, our shelf-stable products are guaranteed to enhance any meal occasion and please any palate. Key brands in this segment include *Hormel, Chi-Chi's, SPAM, Valley Fresh, Dinty Moore* and *Compleats.*


Lloyd's
Chicken Breasts

Refrigerated Foods

Net Sales	**$3,270.2 million**	53% of total
Operating Profit	**$ 173.9 million**	34% of total

Our refrigerated products are available to consumers and foodservice operators in a variety of preparation states – raw, marinated and pre-cooked – to meet their cooking needs and skill. From all-natural to home-style quick scratch products, Hormel Foods offers wholesome products suitable for new cooks and chefs at-home to foodservice professionals. Key brands in this segment include *Hormel, Always Tender, CURE 81, Black Label, Natural Choice, Lloyd's* and *Farmer John.*


Oven Ready
Turkey Sausage

Jennie-O Turkey Store

Net Sales	**$1,162.2 million**	19% of total
Operating Profit	**$ 106.9 million**	21% of total

Our innovative *Jennie-O Turkey Store* products have changed how people look at turkey. We offer products right for every season, every meal and every cook, including turkey burgers, fresh ground turkey, deli-sliced sandwich meat, breakfast sausage and our no-mess, no-fuss *Jennie-O Turkey Store* Oven Ready whole turkey and turkey breasts.


Sin Free
Fat Free Cake Mix
Yellow

Specialty Foods

Net Sales	**$692.5 million**	11% of total
Operating Profit	**$ 61.4 million**	12% of total

We're building scale in high potential categories by offering foodservice packets and mixes, nutritional food products and supplements, and contract manufacturing. With custom products and authentic flavors, our expertise includes all major proteins – beef, chicken, pork and turkey. This segment includes Diamond Crystal Brands, Century Foods International and Hormel Foods Specialty Products.


SPAM
STAGG CHILI CLASSIQUE

All Other

Net Sales	**$188.8 million**	3% of total
Operating Profit	**$ 23.1 million**	5% of total

For the past 40 years, our international presence has continued to grow with global favorites like *SPAM, Stagg* chili, *Hormel* maple-flavored real bacon crumbles and a variety of foodservice products. Through innovative products and relationships spanning the globe, the All Other segment represents Hormel Foods in all languages.


"Innovation is a top priority
at Hormel Foods because it
creates competitive advantage
and builds brand equity."

Jeffrey M. Ettinger
Chairman of the Board,
President and Chief Executive Officer

Dear fellow shareholders:

After three consecutive years of double-digit operating earnings growth, fiscal 2007 was a more challenging year. Considering that we had to overcome more than $80 million of higher grain costs at our Jennie-O Turkey Store operation, I am pleased with the results for the year, with sales up 8 percent and segment operating profits up 5 percent. All five segments reported top-line growth and four out of the five segments reported operating profit growth.

Balanced model

Our balanced business model is designed to create value under most market conditions, and 2007 was a good test of its strength. The diversification of our portfolio provides great balance when difficult market conditions occur. We believe our unique combination of protein and packaged foods, and our balance between the foodservice and retail channels provides the right level of diversification.

Regardless of the external commodity factors that occur, we stay focused on the things we can control and that will provide sustainable long-term profitable growth for our business. This includes building strong brand equity and keeping our products relevant to the consumer. We seek to understand consumers' emerging preferences and provide products that deliver the attributes they are looking for. We strive to elevate the everyday eating experience by making Hormel Foods the favorite part of any eating occasion.

Innovation

Innovation is a top priority at Hormel Foods because it creates competitive advantage and builds brand equity. Fiscal 2007 was an important year for innovation as we achieved the Billion Dollar Challenge. The basis behind the Billion Dollar Challenge was to reach $1 billion worth of sales from items introduced since 2000 by the year 2009. It was great to declare victory two years early.

We believe we are the industry leader in value-added protein because of our ability to innovate, our understanding of consumer and customer needs, and our execution of our plans. These core competencies have provided us with a competitive advantage by being first to market in many of the value-added protein categories.

Food safety

It's our goal to be the preferred provider of wholesome, nutritious and great tasting food products to our customers and consumers. To accomplish this goal, we set very high manufacturing and food safety standards to deliver consistent, high-quality products. Our food safety record is one of the best in the industry and we continue to seek out new food safety technology to keep our company on the leading edge.

2007 operating highlights

Today's consumers want food products that offer convenience, bold flavors, and health and wellness benefits. It's no surprise that our fastest growing products fit these attributes very well. For example, the *Hormel Compleats* microwave tray line of shelf stable single-serve products had explosive growth this year, up 40 percent. These items are the ultimate in convenience, providing a satisfying meal in 90 seconds. We currently offer 21 varieties, and we are planning to launch a new line in 2008 focused on health and wellness. The strong demand for this line of products has outpaced our production capacity. We plan to add more capacity in 2008 and beyond.


Net Sales
[billions $] CAGR 10.2%
$6.2
6.0
4.5
3.0
1.5
0.0
03 04 05 06 07


Net Earnings
[millions $] CAGR 12.8%
$301.9
300
225
150
75
0
03 04 05 06 07


Diluted Earnings Per Share
[dollars] CAGR 13.0%
$2.17
2.00
1.50
1.00
0.50
0.00
03 04 05 06 07


Annual Dividend
[dollars] CAGR 9.3%
$0.60
60
45
30
15
.00
03 04 05 06 07

Last year I identified our "rookie of the year" new product launch as the *Hormel Natural Choice* line of sandwich meat and deli items. I am pleased to report these products continue to do well, up over 100 percent compared to last year. These items are preservative free and are in high demand by consumers looking for a natural alternative. We have extended the line into carved chicken breasts, roast beef, bacon and Canadian bacon. We were also excited to see continued growth in our Di Lusso Deli Company and *Hormel* Party Trays product lines.

The proven strategies for our Foodservice business unit delivered another strong year, driven by products such as *Bread Ready* pre-sliced meats, *Austin Blues* barbeque and *Old Smokehouse* premium flavored bacon. Foodservice operators are looking for ways to reduce labor, and our pre-sliced/pre-smoked/pre-flavored/pre-portioned items help them meet this need. We believe our dedicated sales force working directly with the foodservice operators also provides us with a competitive advantage.

Jennie-O Turkey Store faced a very difficult year due to higher feed costs. Despite these challenges, the management team stayed focused on growing the value-added portfolio with products such as *Jennie-O Turkey Store* Oven Ready turkeys and *Jennie-O Turkey Store* frozen turkey burgers and rotisserie products. We are working to increase the consumption of turkey by making it an every day eating occasion and these convenient products help to encourage consumption. Value-added products grew 10 percent in 2007.

The Specialty Foods segment delivered another outstanding year with double-digit growth for both the top and bottom line. All three sub-units (Diamond Crystal Brands, Century Foods and Specialty Products) contributed to the excellent year. We expect growth to be more moderate for this segment going forward, more in line with our total company goal of 5 percent top line and 10 percent bottom line.

International delivered both double-digit top and bottom line growth from strong exports of the *SPAM* family of products, *Stagg* chili and fresh pork. The China operations reported double-digit top line growth, but lower profits due to the extremely high pork input costs caused by a shortage of live hogs in China.

Acquisitions/investments

We made four acquisitions/investments in 2007 that strengthened our value-added protein capabilities and global presence. The first two small transactions in 2007 were Provena Foods and Saag's. Provena Foods manufactures pepperoni and Saag's produces gourmet sausages. Both operations provide strategic West Coast manufacturing capabilities and use raw materials from our Farmer John plant located in Los Angeles. The next transaction was a joint venture agreement with San Miguel Corporation for a hog production and processing business in Vietnam, strengthening our presence in Asia. We believe Asia offers the best international growth opportunity for Hormel Foods. The last and largest acquisition completed in 2007 was Burke Corporation, a pizza topping company. We are a leader in pepperoni, and the addition of Burke Corporation enhances our position in the pizza-topping industry by expanding our offerings to foodservice customers. We continue to look aggressively for acquisition targets that will strengthen our business platform, both domestically and internationally.

Share repurchase/dividends

Hormel Foods has an outstanding history of returning cash to shareholders and 2007 was no exception. The 41st consecutive year of dividend increases was announced with dividend payments totaling $81 million. We also repurchased $87 million worth of shares during the year, which is the largest amount in our share repurchase history. We currently have 4.2 million shares remaining to be purchased from the 10 million share authorization currently in place.



"The long-term success of our company is attributable to our dedicated employees."

We intend to be more aggressive with our dividends, as evidenced by the 23 percent increase we announced in the first period of fiscal 2008. Our consistent earnings history is similar to a packaged food company and over time we intend to move our dividend yield closer to a packaged food company yield.

Senior management/director changes

There were several important changes made with the senior management team and the board of directors this year.

I would first like to recognize the retirements of Joseph D. Clougherty, president of Clougherty Packing, LLC and Anthony P. Clougherty, executive vice president, administrative services for Clougherty Packing – a wholly-owned subsidiary of Hormel Foods. Hormel Foods acquired Clougherty Packing (Farmer John) in December 2004, and Joe and Anthony's leadership and experience were vital to the successful integration of Farmer John into the Hormel Foods family.

We made a structure and leadership change to our protein businesses that we believe provides improved focus and coordination. Gary J. Ray, executive vice president of the Refrigerated Foods segment, was named president of the protein business units. This position oversees all of the Hormel Foods' protein businesses, including Hormel Foods refrigerated products, Jennie-O Turkey Store and Farmer John. In addition to Ray's advancement, the company announced that Steven G. Binder, group vice president of foodservice, would become group vice president of Hormel Foods Refrigerated Foods segment; Robert A. Tegt, vice president of Specialty Foods, was promoted to group vice president of Specialty Foods; Thomas R. Day, vice president of foodservice sales, advanced to senior vice president of foodservice; Deanna T. Brady, foodservice regional sales manager, was promoted to vice president of foodservice sales; Donald H. Kremin, director of Wal-Mart business team, was promoted to vice president of Wal-Mart sales; and Brian D. Johnson, assistant secretary, was promoted to corporate secretary.

Joining the board this year are Terrell "Terry" K. Crews, executive vice president and chief financial officer of Monsanto Company; Jody H. Feragen, senior vice president and chief financial officer of Hormel Foods Corporation; and Ronald D. Pearson, chairman emeritus of Hy-Vee, Inc. Retirements from the Board are long-time Board members John R. Block, Peter Gillette Jr., and Michael J. McCoy. Our company has benefited greatly from the leadership and insight provided by John, Peter and Mike. We wish them the very best in their retirements.

A promising outlook

As I look forward to 2008, I am confident we can return to our long-term objective of 10 percent earnings per share growth. The demand for our products continues to be vibrant, both in the retail and foodservice channel. I anticipate a combination of external factors to impact our business. On the negative side, we expect to see continued pressure from higher grain and energy costs; on the positive side, we expect to see the benefit from lower protein input costs. We ended fiscal 2007 with a lot of momentum and this should set the stage for a good start to 2008.

The long-term success of our company is attributable to our dedicated employees. I want to thank each of them for their effort to drive innovation, efficiency and execution in order to keep Hormel Foods in the forefront of the food industry. To unite the entire Hormel Foods team with one focus, and align their interest with that of the shareholders, we provided a one-time award of 100 stock options to all full-time, active employees in fiscal 2007.

Jeffrey M. Ettinger

Jeffrey M. Ettinger
Chairman of the Board, President
and Chief Executive Officer


NATURAL CHOICE®
100% NATURAL
NO PRESERVATIVES

Confirming our role as an innovative industry leader

Responding to consumer desire for an all natural, great tasting product, *Hormel Natural Choice* continues to grow. We expanded this brand's product offerings in 2007 to include healthy options for breakfast, lunch, dinner and in-between meals. The grilled chicken and apple honey wheat pizza, shown above, is just one of the many flavorful dishes that can be created using the *Hormel Natural Choice* line extensions of carved chicken breasts, roast beef, uncured bacon and Canadian bacon.



Pioneering innovative technology

One of the fastest growing categories for Hormel Foods, *Hormel Natural Choice* embodies the company's appetite for innovation. All natural with no preservatives and no artificial ingredients, *Hormel Natural Choice* pre-sliced deli sandwich meats are delicious in a panini, a salad or a snack wrap, and are a nutritious choice for many eating occasions.


Hormel
NATURAL CHOICE
DELI
ROAST BEEF
NATURAL CH

Expanding consumer choice

Jennie-O Turkey Store Natural Choice deli and *Hormel Natural Choice* foodservice products provide consumers the same all natural, great tasting products in the deli and away from home. We're leveraging our balanced model to ensure our great tasting products are available to consumers wherever they demand them.


FARMER JOHN
CALIFORNIA NATURAL

Great tasting and all natural

Building on the success of our line of *Farmer John California Natural* premium fresh pork, *Farmer John California Natural* sausages were launched in 2007 in response to demand from our wellness-focused customers in the western United States. Available in artisan flavors, such as mango habanero and asiago fennel, this versatile product is perfect as a center-of-plate dish or as an ingredient in a pasta or rice dish.

AN APPETITE FOR GREAT TASTE, NATURALLY!

Healthy options for the weekday cook


Jennie-O
Turkey Smoked
Bratwurst
50% Less Fat

Half the fat, double the flavor

Jennie-O Turkey Store turkey bratwursts are a juicier, full-flavored choice for any bratwurst fan. These flavorful turkey brats are fully cooked, and are ready to heat and serve in minutes. In a bun with sauerkraut or sliced and diced in a pasta dish, our turkey bratwursts are easy to use, great tasting and have 50 percent less fat than regular bratwursts. Available in three varieties – smoked, cheddar and beer – *Jennie-O Turkey Store* turkey bratwursts have been very popular with consumers.


HERDEZ
HERDEZ
HERDEZ
Salsa
HERDEZ
Salsa

Fresh vegetables, fresh taste

Fresher, bolder flavors are the embodiment of *Herdez* sauces and salsa. Made with fresh vegetables, *Herdez* salsa embodies the authenticity of Mexico with a taste and texture similar to homemade salsa. Popular with distribution across the United States, *Herdez* is the No. 1 imported salsa. Perfect as an accompaniment on chicken, tacos or tortilla chips, *Herdez* is a steady contributor in our ethnic line of products.

AN APPETITE FOR FRESHER, BOLDER FLAVORS

Rich flavors for any occasion


Old Smokehouse
Hormel
Applewood Smoked
Premium Bacon



Flavor innovations to spice up any meal

Old Smokehouse Applewood-smoked bacon is a premium, center cut of bacon naturally smoked over 100 percent real applewood chips. Applewood-smoked bacon fires up chefs' imaginations with its robust taste and authentic flavors. One of the first companies to bring applewood-smoked bacon to the marketplace, Hormel Foods continues to innovate the bacon category with unique flavors. The *Old Smokehouse* Applewood-smoked bacon experienced double-digit growth in 2007.


Hormel

Always a good meal

Easy to cook and full of flavor, *Hormel Always Tender* flavored pork loins experienced double-digit growth in 2007. *Always Tender* products offer consistent flavor and texture. Cooked in the oven or crockpot, or on the grill, *Always Tender* pork and beef are great for Monday burritos, Wednesday soups or Sunday dinner.


Ready in
90
SECONDS
Dinty Moore®
Microwave Bowls
Vacuum Sealed
BEEF STEW
Made with fresh potatoes & carrots
Hormel
Compleats
Turkey & Dressing with gravy
Hormel
Compleats
Roast Beef & Gravy with mashed potatoes
Ready in
90
SECONDS

Fast, portable and satisfying balanced meal solutions for on-the-go

Previously known as *Hormel* microwave trays, Hormel Foods re-launched the product as *Hormel Compleats* in May 2007. Hormel Foods renamed the product in an effort to more clearly represent the product's benefits – a fast, filling meal. The product has more than tripled in sales during the past three years and net sales were up by more than 40 percent in 2007, making it the fastest-growing product in the company's Grocery Products segment. Each 10-oz. *Hormel Compleats* features quality chicken, beef, or turkey, as well as flavorful vegetables and/or grains, such as pasta, potatoes or rice.


Austin Blues
BAR-B-QUE



Slow cooked for you

Slow cooked over hickory wood, *Austin Blues* pulled chicken was created to fill an unmet need in the marketplace for a smoked pulled chicken product. The *Austin Blues* product line continues to gain traction in the market, and sales increased more than 19 percent in 2007. Adding to the already successful *Austin Blues* line, foodservice customers enjoy the tender and juicy product made from premium, 100 percent naturally smoked, full muscle chicken.


90 Seconds


Snack Tray
Party Tray

Easy entertaining solutions that continue to expand

Hormel Foods was the first company to launch a pre-made branded party tray in 2001 and has expanded the line to include a snack-size version and heat-and-serve offerings. Convenience and variety continue to drive this category and we continue to innovate with new products. In 2007, *Hormel* Party Trays experienced an increase in net sales over more than 25 percent. *Hormel* Party Trays and Snack Trays offer a variety of meat and cheese combinations with sizes to fit any type of gathering.


Freezer to Oven • No Thawing
Oven Ready
Boneless Breast
Home Style

No thawing required

Jennie-O Turkey Store Oven Ready boneless turkey breast is a delicious home-cooked turkey breast utilizing the same no mess, no fuss preparation that the *Jennie-O Turkey Store* Oven Ready whole turkey offers in a size perfect for a wholesome weekend dinner. Consumers are responding well to our value-added line, which includes a bone-in turkey breast in addition to the boneless and whole turkey items. *The Jennie-O Turkey Store* Oven Ready line has helped bring turkey into everyday meals.

AN APPETITE FOR GREAT TASTING, CONVENIENT PRODUCTS

We do the work so you don't have to


Jennie-O
GROUND TURKEY BREAST
All Natural

Easy meal ideas on every package

Jennie-O Turkey Store fresh turkey products are great tasting and easy to use in your favorite recipes. A delicious meal experience, our *Jennie-O Turkey Store* fresh turkey products offer unique, healthy and quick fresh meal solutions for all meal occasions. Incredibly versatile *Jennie-O Turkey Store* ground turkey can be used in recipes such as nachos, lasagna, chili or meatloaf.


VALLEY FRESH
100% NATURAL
NO ARTIFICIAL INGREDIENTS
98% FAT FREE
White Chicken
97% FAT FREE
White Turkey
98% FAT FREE
White Chicken

Nutritious and ready to eat

Valley Fresh premium chunk chicken comes already prepared, is low in fat and calories, and is 100 percent all natural. The tender, savory chunks of chicken are perfect for crisp summer salads, mixed into a pita wrap or in chili. *Valley Fresh* premium chunk chicken is ideal for everyday meals and fits nicely into consumers' balanced lifestyles.


Hormel
TURKEY
PEPPERONI
70% Less Fat

Spicy flavor with less fat

Hormel Foods enjoys its top position in the pepperoni market and continues to experience sales growth. With the same great bite as regular *Hormel* pepperoni, *Hormel* turkey pepperoni provides a tasty alternative for pizzas, calzones, pasta dishes and salads. The value-added line of *Hormel* pepperoni continues to provide growth to our Refrigerated Foods segment.

AN APPETITE FOR



A small sampling of our other core competencies


Jennie·O
TURKEY STORE
®

Great from the grill or skillet

Jennie-O Turkey Store premium white turkey burgers provide a delicious and nutritious meal for everyone in the family. Served on a bun or covered with a favorite topping, each of these burgers is made with 100 percent white ground turkey. A growing contributor to Hormel Foods, we have experienced strong double-digit growth in the turkey burger category in 2007. *Jennie-O Turkey Store* premium white turkey burgers are a popular, value-added product with foodservice partners and consumers alike.


PUREFOODS
Tender Juicy
hotdog

Tender Juicy full of flavor

Tender Juicy hot dogs are produced in the Philippines in our Purefoods-Hormel joint venture and have a long history with consumers. Our focus on value-added products consumers demand led to a 2007 double-digit increase in equity in earnings from affiliates in this joint venture.

Building on a classic

SPAM fritters have been whole-heartedly embraced by the United Kingdom. *SPAM* fritters are nutritious, tasty and require little preparation. New in 2007, it has heightened awareness of the *SPAM* family of products, and has experienced great recognition in the market.


Hormel
Hormel

Fueling China's great Olympic athletes

Flavor, quality and variety. These attributes were key in being named a designated supplier of meat products by the Training Bureau of State Sports in China. Our strong reputation in food safety also played an important role in being honored with this distinction. Items such as our *Hormel* bacon and Canadian bacon have been a favorite of athletes as they train for the 2008 Olympics. Packaging marked with a special symbol identifies our official meat supplier designation to consumers in China.


SPAM
Hormel

Happy 70th *SPAM*

The *SPAM* family of products has been enjoyed by people around the world for the past 70 years – and many have found a way to celebrate this milestone for one of the world's best-known brands. With special edition anniversary labels launched domestically and overseas, *SPAM* is having quite the birthday year. International *SPAM* sales continue to experience double-digit growth and new varieties of *SPAM*, such as black pepper, provide consumers with new culinary experiences.


Hormel
Compleats
Beef Stew

Satisfying meals down under

With value-added products like *Hormel Compleats*, Australia is proving to be a hungry consumer of our products. *Hormel Compleats* varieties are created slightly different to match preferred Australian tastes. *Hormel Compleats* are uniquely formulated and are enjoying the same success as its U.S. counterparts.

AN APPETITE FOR EXPANDING OUR REACH

Feeding people across the globe

At Hormel Foods, our core principles of heritage, integrity, innovation and philanthropy form the foundation of how we responsibly conduct our business. This platform identifies how we specifically commit to live out these principles in five key areas: people, process, products, performance and philanthropy. We remain grounded in the values established by our founder, George A. Hormel; and these values are embedded in this platform, which expresses our vision as a company committed to corporate responsibility.

Products

To deliver wholesome, nutritious and great-tasting products to our consumers, we concentrate our efforts on the following:

- **Food Safety**
  Produce safe products through research, sharing of best practices and going beyond national and international standards.
- **Food Quality**
  Emphasize continuous improvement and exceed industry standards to create the highest quality products.
- **Health & Wellness**
  Offer product options that include high protein, low sodium and nutritious choices for consumers.

Process

To promote environmental sustainability in our day-to-day operations – in our corporate offices, manufacturing facilities and company-owned farms – we focus on energy, solid waste, water and air emissions. Regarding animals, we place priority on animal welfare and husbandry. Our efforts are targeted toward:

- **Energy**
  Reduce energy usage through conservation and use of new technology to improve efficiency.
- **Solid Waste**
  Reduce the amount of solid waste we produce.
- **Water**
  Protect water systems that are connected to our operations. Reduce water use through improved processes and conservation initiatives.
- **Air**
  Reduce greenhouse gas emissions from the production and delivery of products.
- **Animal Welfare and Husbandry**
  Ensure all animals in our operations are treated humanely. Support programs to increase awareness about responsible animal welfare throughout the industry and in the entire production chain.

Performance

To maintain the highest integrity and success of our business, we are committed to:

- **Corporate Governance**
  Promote best governance practices, committing ourselves to the highest standard of transparency and accountability.
- **Financial Sustainability**
  Increase shareholder value by delivering profitability through sound economic decisions.

People

To ensure an engaging and mutually beneficial environment for the people who make our business possible, we commit to the following:

- **Safety**
  Provide a safe working environment through education, strict audits and the development and use of innovative equipment.
- **Diversity**
  Increase diversity among employees and suppliers.
- **Training and Benefits**
  Invest in training and professional development programs for employees.
- **Wellness**
  Increase employee participation in company wellness initiatives.
- **Code of Ethics**
  Provide equal opportunity and zero tolerance for harassment, discrimination or other practices that contradict our code of ethical business conduct.

Philanthropy

To serve our communities, we align our core competencies with the needs of the community by focusing on:

- **Community Investment**
  Focus giving on education and health and wellness in local communities. Support the Hormel Institute's food-based research on health-related issues.
- **Hunger**
  Contribute needed protein and shelf-stable products to food banks. Provide thought leadership and financial support in an effort to eradicate hunger locally and globally.


Rooted in Integrity. Guided by Innovation.
Hormel

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2007	2006	2005	2004	2003
Operations					
Net Sales	$6,193,032	$5,745,481	$5,413,997	$4,779,875	$4,200,328
Net Earnings	301,892	286,139	254,603	233,550	186,403
% of net sales	4.87%	4.98%	4.70%	4.89%	4.44%
EBIT[1]	483,920	450,709	425,939	380,377	311,413
% of net sales	7.81%	7.84%	7.87%	7.96%	7.41%
EBITDA[2]	610,658	571,810	541,128	475,122	399,433
% of net sales	9.86%	9.95%	9.99%	9.94%	9.51%
Return on Invested Capital[3]	13.49%	13.91%	13.60%	13.43%	11.88%
Financial Position					
Total Assets	$3,393,650	$3,060,306	$2,846,560	$2,562,793	$2,424,076
Long-term Debt Less Current Maturities	350,005	350,054	350,430	361,510	395,273
Shareholders' Investment	1,884,783	1,802,912	1,598,730	1,422,258	1,273,858
Selected Cash Flow Data					
Depreciation and Amortization	126,738	121,101	115,189	94,745	88,020
Capital Expenditures	125,795	141,516	107,094	80,363	67,104
Acquisitions of Businesses	125,101	78,925	366,496	21,452	240,970
Share Repurchase	86,794	36,978	22,977	37,525	6,119
Dividends Paid	81,092	75,840	69,371	61,343	57,092
Common Stock					
Basic Shares	137,216	137,845	138,040	138,596	138,440
Diluted Shares	139,151	139,561	139,577	140,179	139,710
Earnings per Share – Basic	2.20	2.08	1.84	1.69	1.35
Earnings per Share – Diluted	2.17	2.05	1.82	1.67	1.33
Dividends per Share	0.60	0.56	0.52	0.45	0.42
Shareholders' Investment Per Share	13.89	13.10	11.60	10.32	9.19

[1]Net earnings before income taxes plus interest expense, less interest and investment income.
[2]Net earnings before income taxes plus interest expense, depreciation and amortization, less interest and investment income.
[3]After-tax EBIT divided by total debt plus total shareholders' investment.



Comparison of 5 years cumulative total return*
Hormel Foods Corporation
S&P 500
S&P Packaged Foods & Meats
200
150
100
50
0
10/25/02
10/24/03
10/29/04
10/28/05
10/27/06
10/26/07

*$100 invested on 10/25/02 in stock or on 10/31/02 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

EXECUTIVE OVERVIEW

Fiscal 2007: Hormel Foods had a strong finish to fiscal 2007, which led to respectable full-year results in a challenging environment. The Refrigerated Foods, Specialty Foods, and All Other segments each made significant contributions to our full-year results, with double-digit increases in operating profits compared to fiscal 2006. Results in the Refrigerated Foods segment were driven by strong consumer demand for value-added products in both the Meat Products and Foodservice business units. Our focus on flavor, convenience, and healthy products is resonating well with consumers. The Specialty Foods segment continued its string of consecutive year-over-year increases in operating profit, with contributions from each of its three operating segments. The All Other segment, consisting primarily of the Hormel Foods International operating segment, was successful in expanding our core domestic franchises overseas. Consumers around the world are loyal users of the *SPAM* family of products, *Stagg* chili, *Hormel* fresh pork, and foodservice products.

Higher commodity input costs compared to fiscal 2006 diminished some of these successes. The Jennie-O Turkey Store segment was most significantly impacted due to its vertically integrated live production operations. Operating profit in this segment declined 17.0 percent compared to fiscal 2006, resulting from $87,800 of higher feed related costs. However, fourth quarter results returned to more normalized levels, reflecting successful pricing advances and operational efficiency gains implemented during the year.

Fiscal 2007 was a mixed year for the Grocery Products segment. Segment profit for the full year was up, but the third and fourth quarter results were disappointing. The combination of higher input costs and less effective trade programs diminished results in key product lines, including *SPAM* and *Valley Fresh* chunk meats. The *Hormel* and *Stagg* chili product lines, along with our *Hormel Compleats* microwave product line, were bright spots in the segment throughout the year.

Our strong cash flow allowed us to repurchase 2.4 million shares of common stock during fiscal 2007 and, subsequent to the end of the fiscal year, announce the largest dividend increase in the company's history. We also made acquisitions with a combined value of $136,059 during the year which will complement existing business units and provide future growth opportunities.

Fiscal 2008 Outlook: The strong finish to fiscal 2007 provides momentum heading into fiscal 2008. We are optimistic that lower expected protein input costs, along with our continued focus on building branded, value-added product lines, will help us to return to our long-term objective of 10.0 percent earnings per share growth. Innovation will also continue to be a cornerstone of our corporate strategy with significant efforts focused against consumer demands for products that are convenient, flavorful, and healthy.

Contemporizing our product portfolio in the Grocery Products segment will also be a priority in fiscal 2008. Investments in packaging, advertising, and consumer segmentation will help drive more relevant product offerings. The significant growth of our *Hormel Compleats* microwave meals will also require us to make capital commitments to expand our capacity for this product line.

The primary risks to our fiscal 2008 results are volatile grain markets and higher energy costs. We expect grain costs to be approximately $40,000 higher compared to fiscal 2007 in the Jennie-O Turkey Store segment. The combination of operating efficiencies, mix improvement, and the effect of pricing actions taken in fiscal 2007 will help offset these higher costs. We are also cautiously watching the energy markets as higher diesel fuel costs will likely increase selling and delivery expenses and plant operating expenses, compared to fiscal 2007.

Our top priorities for free cash flow will continue to be investing in our business and providing consistent shareholder returns. Plant expansion projects are underway at several facilities to meet expected demand for value-added products. We continue to be active in seeking acquisitions that are complementary to our existing businesses. With the dividend increase announced after the close of fiscal 2007, we have taken a significant step toward moving our annual rate closer to targeted peer group yields.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation ("the company"), which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an on-going basis, its estimates for reasonableness as changes occur in its business environment. The company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The company believes the following are its critical accounting policies:

Inventory Valuation: The company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the company for product specifications and further processing, become the basis for calculating inventory values. Turkey raw materials are represented by the deboned meat quantities. The company values these raw materials using a concept referred to as the "meat cost pool." The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the company) to allocate the meat cost pool to each meat component. In addition, substantially all inventoriable expenses, meat, packaging, and supplies are valued by the first-in, first-out method.

Goodwill and Other Intangibles: The company's identifiable intangible assets are amortized over their useful life, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations, demand, competition, and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment.

The goodwill impairment test is a two-step process performed at the reporting unit level. The company's current reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of each reporting unit is determined on the basis of estimated discounted cash flow. If the carrying value exceeds the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

The assumptions used in the estimate of fair value are consistent with historical performance and the estimates and assumptions used in determining future profit plans for each reporting unit. The company reviews product growth patterns, market share information, industry trends, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions.

Accrued Promotional Expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. There are two components to these liabilities: promotional contractual accruals and voluntary performance accruals. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place, but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. Voluntary performance accruals are funded through customer purchases and are based on historical promotional expenditure rates by product line. Significant estimates used to determine these liabilities include the level of customer performance and the historical promotional expenditure rate versus contracted rates.

Employee Benefit Plans: The company incurs expenses relating to employee benefits such as noncontributory defined benefit pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data as well as current facts and circumstances when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." The company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the company's tax positions and determining its annual tax provision. While the company considers all of its tax positions fully supportable, the company is occasionally challenged by various tax authorities regarding the amount of taxes due. In evaluating the exposure associated with various existing tax positions, the company establishes reserves when it becomes likely that a tax position may be challenged by tax authorities and that the company may not fully sustain that tax position. The company adjusts these reserves as facts and circumstances change. The company believes that its reserves reflect the probable outcome of known tax exposures. To the extent the company was to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of its reserves, the company's effective tax rate would be impacted in the year of resolution.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore the company will adopt FIN 48 at the beginning of fiscal 2008. The company is currently assessing the impact of adopting this accounting standard.

RESULTS OF OPERATIONS

Overview

The company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The company operates in the following five segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.
Refrigerated Foods	This segment includes the Hormel Refrigerated, Farmer John, and Dan's Prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated. Prior to fiscal 2007, the Dan's Prize operating segment was reported in the All Other segment. All prior year information has been reclassified to reflect this change.
Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.
Specialty Foods	This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.
All Other	This segment includes the Hormel Foods International (HFI) operating segment, which manufactures, markets, and sells company products internationally. This segment also includes various miscellaneous corporate sales. This segment previously included Dan's Prize, which became an operating segment of Refrigerated Foods beginning in fiscal 2007.

Fiscal Years 2007 and 2006:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2007 were $101,192, an increase of 12.4 percent compared to earnings of $90,004 for the same period last year. Diluted earnings per share were $.73 compared to $.64 for the same period last year. Net earnings for the year increased 5.5 percent to $301,892 from $286,139 in fiscal 2006. Diluted earnings per share for the same period increased to $2.17 from $2.05 in the prior year.

Fiscal 2007 pretax earnings for the fourth quarter and year include a $4,820 gain ($0.02 after-tax per diluted share) from the sale of a company airplane, and a $2,000 gain ($0.01 after-tax per diluted share) related to the dissolution of the company's Patak's Foods USA joint venture.

Sales: Net sales for the fourth quarter increased to $1,664,347 from $1,557,309 in 2006, an increase of 6.9 percent. Net sales for the twelve months of fiscal 2007 increased 7.8 percent to $6,193,032 compared to $5,745,481 last year. Tonnage for the fourth quarter was relatively flat compared to the prior year at 1.17 billion lbs. Tonnage for the year increased 2.8 percent to 4.46 billion lbs. from 4.34 billion lbs. in the prior year.

Fourth quarter net sales and tonnage comparisons were positively impacted by the 2007 acquisitions of Saag's, Provena, and Burke. Full-year comparisons were also impacted by the second quarter 2006 acquisition of Valley Fresh. On a combined basis, these acquisitions contributed an incremental $40,406 of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $99,922 of net sales and 58.7 million lbs. of tonnage to the total fiscal 2007 results. Excluding the impact of these acquisitions, net sales and tonnage increased 4.3 percent and decreased 1.8 percent, respectively, compared to the fourth quarter of fiscal 2006, and increased 6.1 percent and 1.5 percent, respectively, compared to total fiscal 2006.

Gross Profit: Gross profit was $385,823 and $1,414,527 for the quarter and year, respectively, compared to $376,562 and $1,383,190 last year. As a percentage of net sales, gross profit decreased to 23.2 percent for the fourth quarter compared to 24.2 percent in 2006, and decreased to 22.8 percent for the year compared to 24.1 percent in 2006. Higher grain input costs drove margin declines throughout fiscal 2007, most notably in the Jennie-O Turkey Store segment which reported higher feed related costs for the year of $87,800. However, significant progress was made in the fourth quarter in offsetting these costs through pricing initiatives, product mix improvements, and operational efficiencies. Lower hog markets and continued growth in value-added product lines across all segments also benefited results. Prior year margins reflected a $6,218 gain on litigation recognized in the third quarter of fiscal 2006.

The company anticipates that hog prices in 2008 will average below fiscal 2007 levels, and that supply will increase approximately two percent. However, grain and energy markets are expected to remain volatile throughout 2008, which may offset the benefits from the lower protein input costs. Feed costs in fiscal 2008 are expected to exceed the already high costs experienced in fiscal 2007. The company will continue to focus on innovation, growth on key value-added product lines, and cost containment opportunities to offset the incremental expense in fiscal 2008.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $192,623 and $771,597, respectively, compared to $187,257 and $754,143 last year. As a percentage of net sales, selling and delivery expenses decreased to 11.6 percent for the fourth quarter compared to 12.0 percent in 2006, and decreased to 12.5 percent for the year compared to 13.1 percent in 2006. The company experienced higher shipping and handling costs throughout fiscal 2007, increasing $2,239 for the twelve months compared to fiscal 2006. Higher warehouse and brokerage expenses compared to the prior year more than offset reductions in freight costs that resulted from cost saving measures implemented in fiscal 2007. Lower marketing expenses contributed to the percentage decrease for the quarter and fiscal year, reflecting the deferral of certain promotional programs near the end of 2007. Approximately $3,900 was also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements. As a percentage of net sales, the company expects selling and delivery expenses to approximate 12.8 percent in fiscal 2008, due to higher expected fuel costs and additional marketing investments in the upcoming year.

Administrative and General: Administrative and general expenses were $38,906 and $162,480 for the quarter and year, respectively, compared to $44,829 and $182,891 last year. As a percentage of net sales, administrative and general expenses for the fourth quarter and year were 2.3 percent and 2.6 percent, respectively, compared to 2.9 percent and 3.2 percent, respectively, for the quarter and year in fiscal 2006. The decrease in the fourth quarter of fiscal 2007 was primarily due to a $4,820 gain on the sale of a company airplane. Comparisons for the twelve months reflect several items recorded in the prior year. In the first quarter of fiscal 2006, the company recognized $9,200 of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5,800 was also recognized during fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these expenses was a $2,286 gain on the sale of another company airplane in the third quarter of fiscal 2006. In comparison, the company recorded stock option expense of approximately $2,000 in the first quarter of fiscal 2007 related to new option grants to retirement-eligible individuals, and $353 and $2,940 for the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees. The company expects administrative and general expenses, as a percentage of net sales, to approximate 2.7 percent in fiscal 2008.

Research and development expenses for the fourth quarter increased to $5,993 from $4,688 in the comparable quarter of 2006, and for the fiscal year increased to $21,475 from $18,631 in 2006. Research and development expenses are again expected to increase during fiscal 2008, as the company continues to focus on innovation and growth in value-added product lines.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1,386 and $3,470 for the quarter and year, respectively, compared to $843 and $4,553 last year. Improved performance for both the fourth quarter and twelve months was reported by the company's 50 percent owned joint venture, Herdez Corporation, and by the company's 40 percent owned Philippine joint venture, Purefoods-Hormel Company. Minority interests in the company's consolidated investments are also reflected in these figures, representing decreased earnings of $895 and $2,399 for the fourth quarter and fiscal year, respectively, compared to 2006.

In the first quarter of fiscal 2007, the company invested $20,483 in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. Due to this new agreement, and improved performance from existing joint ventures, the company expects equity in earnings of affiliates to increase in fiscal 2008.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item "Investments in and receivables from affiliates." The composition of this line item at October 28, 2007, was as follows:

Country	Investments/Receivables
United States	$ 21,611
Philippines	54,328
Vietnam	21,126
Mexico	4,995
Total	$102,060

Income Taxes: The company's effective tax rate for the fourth quarter and year was 34.9 percent and 35.7 percent, respectively, in fiscal 2007 compared to 36.2 percent and 33.5 percent, respectively, for the quarter and year in fiscal 2006. The higher overall rate for fiscal 2007 reflects the impact of a discrete item recorded in the first quarter of 2006 for the tax benefit related to a Medicare subsidy. The company will adopt the provisions of FIN 48 in the first quarter of fiscal 2008, and is currently assessing the impact of this accounting standard on its 2008 effective tax rate.

Segment Results

Net sales and operating profits for each of the company's segments are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K "Segment Operating Results")

	Fourth Quarter Ended			Year Ended		
	October 28, 2007	October 29, 2006	% Change	October 28, 2007	October 29, 2006	% Change
Net Sales						
Grocery Products	$ 247,432	$ 242,037	2.2	$ 879,423	$ 846,494	3.9
Refrigerated Foods	850,608	787,612	8.0	3,270,204	3,018,589	8.3
Jennie-O Turkey Store	336,906	316,049	6.6	1,162,152	1,105,456	5.1
Specialty Foods	178,626	169,825	5.2	692,468	624,586	10.9
All Other	50,775	41,786	21.5	188,785	150,356	25.6
Total	$1,664,347	$1,557,309	6.9	$6,193,032	$5,745,481	7.8
Segment Operating Profit						
Grocery Products	$ 42,399	$ 46,671	(9.2)	$ 141,445	$ 137,580	2.8
Refrigerated Foods	51,031	44,475	14.7	173,924	149,142	16.6
Jennie-O Turkey Store	42,129	36,700	14.8	106,890	128,734	(17.0)
Specialty Foods	13,050	15,045	(13.3)	61,448	48,579	26.5
All Other	6,892	6,266	10.0	23,085	17,292	33.5
Total segment operating profit	155,501	149,157	4.3	506,792	481,327	5.3
Net interest and investment income	(172)	(4,207)	95.9	(14,083)	(20,166)	30.2
General corporate income (expense)	179	(3,838)	104.7	(22,872)	(30,618)	25.3
Earnings before income taxes	$ 155,508	$ 141,112	10.2	$ 469,837	$ 430,543	9.1

Grocery Products: Grocery Products net sales increased 2.2 percent for the quarter and 3.9 percent for the year compared to fiscal 2006. Tonnage increased 3.1 percent for the quarter and 2.0 percent for the year compared to prior year results. Full-year comparisons were impacted by the acquisition of Valley Fresh in the second quarter of fiscal 2006, which contributed an incremental $14,705 of net sales and 6.6 million lbs. of tonnage to the fiscal 2007 results. Excluding the impact of this acquisition, net sales and tonnage increased 2.2 percent and 0.8 percent, respectively, compared to fiscal 2006.

Net sales and tonnage growth in fiscal 2007 was driven primarily by the expansion of microwave meals. In fiscal 2007, tonnage for the *Hormel Compleats* microwave line of products increased approximately 19.1 million lbs. from the prior year. Recent advertising has proven to be effective, and this product line continues to receive strong consumer acceptance and gain household penetration.

Segment profit for Grocery Products decreased 9.2 percent for the quarter and increased 2.8 percent for the year compared to fiscal 2006. The fourth quarter decrease reflected higher input costs, increased trade promotion expense, and a product mix shift to lower margin brands. Volume shortfalls were noted on key product lines, including the *SPAM* family of products (down 1,845,000 lbs. or 9.2 percent) and *Valley Fresh* chunk meats (down 1,251,000 lbs. or 20.6 percent). However, some benefit was provided by *Hormel* and *Stagg* chili, which both reported strong growth in the fourth quarter.

Accelerating sales for the *Hormel Compleats* microwave meals have created some capacity limitations for Grocery Products during fiscal 2007. The company is pursuing plant efficiencies and moving forward with expansion plans in fiscal 2008 to meet demand for this product line.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 8.0 percent for the quarter and 8.3 percent for the twelve months compared to fiscal 2006. Tonnage increased 1.6 percent for the quarter and 2.6 percent for the fiscal year as compared to 2006. Net sales and tonnage comparisons were positively impacted by the fiscal 2007 acquisitions of Saag's, Provena, and Burke. These acquisitions contributed a combined $40,406 of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $82,191 of net sales and 47.9 million lbs. of tonnage to the twelve month results. Excluding the impact of these acquisitions, net sales and tonnage increased 2.9 percent and decreased 2.6 percent, respectively, compared to the prior year fourth quarter, and increased 5.6 percent and 0.5 percent, respectively, compared to total fiscal 2006.

Segment profit for Refrigerated Foods increased 14.7 percent in the fourth quarter and 16.6 percent for the twelve months, compared to fiscal 2006. Strong growth in value-added business drove the results for both the quarter and fiscal year, reflecting continued demand for key product lines. Margin improvements were also realized due to lower pork markets, with hog costs down 4.9 percent compared to the prior year fourth quarter. The company's hog processing for the fourth quarter decreased slightly to 2,374,000 hogs from 2,380,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 2.4 percent to 9,379,000 hogs from 9,160,000 hogs in fiscal 2006. The company expects hog markets in 2008 to average below 2007 levels, while supply is expected to increase approximately two percent in the upcoming year.

The Meat Products business unit delivered strong fourth quarter profit results. This unit benefited from lower raw material costs during the quarter. A continued emphasis on more profitable established products, as well as new products, also helped the division to an overall improved sales mix. Fourth quarter tonnage increases over the prior year included *Hormel Always Tender* flavored meats (up 934,000 lbs. or 12.3 percent), *DiLusso Deli Company* products (up 749,000 lbs. or 56.3 percent), and *Hormel Natural Choice* lunchmeats (up 742,000 lbs. or 35.0 percent). However, volume decreased on raw bacon (down 2,687,000 lbs. or 16.2 percent) due to competitive pressures during the quarter, resulting in overall net sales and tonnage flat compared to fiscal 2006.

The Foodservice business unit reported an 11.8 percent and 7.8 percent increase in tonnage for the fourth quarter and fiscal year, respectively, compared to the prior year. Key product categories posting double-digit growth in the fourth quarter included BBQ/*café h* (up 534,000 lbs. or 12.6 percent), pizza toppings (up 1,102,000 lbs. or 11.0 percent), sliced meats (up 584,000 lbs. or 10.7 percent), and premium pork (up 592,000 lbs. or 12.0 percent). The Provena acquisition also contributed 8.2 million lbs. to the fourth quarter results.

Farmer John reported improved results over the fourth quarter of fiscal 2006, reflecting improvements in product mix and margins. Strong growth for foodservice products continued during the quarter, and lower input costs benefited retail results. However, throughout fiscal 2007, Farmer John was unable to fully offset losses due to the impact of higher grain costs at its hog production facilities.

Dan's Prize, Inc., the company's wholly owned processor and seller of beef products, finished the fiscal year with fourth quarter net sales and tonnage results down 13.6 percent and 11.0 percent, respectively, compared to fiscal 2006. Results continued to be impacted by the planned exit of certain low-margin business at the end of May 2007. Operating profits decreased 19.8 percent for the fourth quarter compared to fiscal 2006, driven by the noted shortfall in volume and continued higher raw material costs compared to the prior year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 6.6 percent and 5.1 percent, respectively, compared to fiscal 2006. Tonnage decreased 1.3 percent for the fourth quarter and remained flat for the twelve months, compared to prior year results. Net sales growth outpacing tonnage reflected higher pricing and favorable changes in product mix compared to the prior year. This segment reported 64.0 percent of volume attributed to value-added products in fiscal 2007.

Segment profit for JOTS increased 14.8 percent for the fourth quarter and decreased 17.0 percent for the year compared to fiscal 2006. Higher grain costs negatively impacted this segment throughout fiscal 2007, but significant progress was made in the fourth quarter in offsetting these costs through pricing advances, mix improvements, and operating efficiency gains. Overall feed costs and feed-related grow partner costs for the fourth quarter and year increased approximately $29,000 and $87,800, respectively, compared to the prior year. Increased profitability in the fourth quarter was also due to greater internally generated meat availability compared to 2006, when the company had to acquire breast meat at higher relative prices on the outside market. Better matching of strong value-added demand with available supply and increased bird weights contributed to the improved meat availability.

The Retail, Deli, and Foodservice business units in this segment all continued their value-added growth throughout fiscal 2007. Notable gains during the fourth quarter included the *Jennie-O Turkey Store Oven Ready* line (up 615,000 lbs. or 31.8 percent), *Jennie-O Turkey Store* frozen turkey burgers (up 966,000 lbs. or 25.4 percent), the *Jennie-O Turkey Store* tray pack line (up 1,916,000 lbs. or 12.1 percent), and *Jennie-O Turkey Store* rotisserie turkey breast (up 1,277,000 lbs. or 29.8 percent).

Looking forward, the company expects grain markets to remain volatile in fiscal 2008. As a result, grain costs are expected to exceed the already high levels experienced in fiscal 2007 by approximately $40,000. This segment will remain focused on value-added growth, and will seek additional opportunities for pricing advances and operating efficiency gains to offset the higher input costs that are anticipated.

Specialty Foods: Specialty Foods net sales increased 5.2 percent for the fourth quarter and 10.9 percent for the twelve months compared to fiscal 2006. Tonnage decreased 5.6 percent for the quarter and increased 4.4 percent for the twelve months compared to last year. The Valley Fresh acquisition contributed $3,027 of net sales and 4.1 million lbs. of tonnage to the twelve month results. Excluding the impact of this acquisition, net sales and tonnage showed increases of 10.4 percent and 3.7 percent, respectively, compared to fiscal 2006.

Specialty Foods segment profit decreased 13.3 percent for the fourth quarter and increased 26.5 percent, for the fiscal year, respectively, compared to fiscal 2006. After three quarters of growth from all three operating segments in Specialty Foods, results for the fourth quarter were mixed. HSP reported lower profits due to decreased margins on soup stock caused by market oversupply, and increased input costs impacted margins on dry sausage. DCB continued to experience gains due to a more favorable product mix during the quarter. Nutritional products tonnage increased 16.7 percent for the quarter while the more commodity-based sugar tonnage dropped 13.7 percent. However, increased milk-based ingredient costs offset a portion of these gains. CFI experienced decreased tonnage and operating profit in the fourth quarter compared to the prior year, primarily due to a new ready-to-drink product launch in the fourth quarter fiscal 2006.

The company expects to further grow this segment in fiscal 2008. However, results are expected to be more in line with the company's long-term growth expectations of a 5.0 percent net sales increase and 10.0 percent operating profit growth.

All Other: All Other net sales increased 21.5 percent for the fourth quarter and 25.6 percent for the year compared to fiscal 2006, driven by gains in the Hormel Foods International (HFI) operating segment. Segment profit increased 10.0 percent and 33.5 percent for the quarter and year, respectively, compared to last year. Value-added sales growth and continued worldwide demand for the *SPAM* family of products contributed to the improved results throughout fiscal 2007. Equity in earnings of affiliates also increased compared to last year, due primarily to improved results from our Purefoods-Hormel joint venture in the Philippines.

Export net sales for HFI increased 18.9 percent and 25.2 percent for the 2007 fourth quarter and fiscal year, respectively, compared to the prior year. Gains for the year were driven by pork exports (up 11.9 million lbs. or 22.9 percent), and the *SPAM* family of products (up 2.7 million lbs. or 13.8 percent). Increased foodservice exports and microwave tonnage also contributed to the fourth quarter, as *Hormel Compleats* continue to provide growth opportunities.

HFI's China operations reported strong net sales growth for both the fourth quarter and year. However, China continues to be in an overall loss position. High hog costs have decreased margins throughout fiscal 2007, reflecting limited hog supplies due to disease issues in the country. Price increases were implemented during the year, but have been unable to fully cover these additional costs.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $172 and $14,083, respectively, compared to a net expense of $4,207 and $20,166 for the comparable periods of fiscal 2006. Returns on investments held in the company's rabbi trust for supplemental executive retirement plans, executive survivor income plans, and deferred income plans increased $2,990 compared to the prior year fourth quarter, and increased $3,259 for the full fiscal year. A $2,000 gain on the dissolution of the company's Patak's joint venture was also recorded in the fourth quarter of fiscal 2007. Interest expense of $27,707 for fiscal 2007 increased from the prior year by $2,071, primarily resulting from higher short-term debt balances during 2007. The company ended the year with $70,000 outstanding on its short-term line of credit, primarily related to the Burke acquisition. The only other material debt balance remaining at the end of fiscal 2007 relates to the company's $350,000 senior notes which mature in 2011. The company expects interest expense to approximate $28,000 for fiscal 2008.

General corporate income (expense) for the fourth quarter and year was $179 and $(22,872), respectively, compared to $(3,838) and $(30,618) for the prior year quarter and twelve months. The improvement for the fourth quarter was due to a $4,820 gain on the sale of a company airplane. In fiscal 2006, the company recorded $9,200 of stock option expense under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4,800 for expenses related to settlements on non-qualified plans resulting from executive retirements. The expense retained in corporate for option grants to retirement-eligible individuals decreased to approximately $1,600 for fiscal 2007, but an additional $353 and $2,940 was recognized in the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees. Increased benefit accruals and professional service related expenses account for the remaining variance in corporate expense for fiscal 2007.

Fiscal Years 2006 and 2005:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2006 were $90,004, an increase of 9.5 percent compared to earnings of $82,230 for the same period in fiscal 2005. Diluted earnings per share were $.64 compared to $.59 for the same period in 2005. Net earnings for the year increased 12.4 percent to $286,139 from $254,603 in fiscal 2005. Diluted earnings per share for the same period increased to $2.05 from $1.82 in 2005.

Fiscal 2006 pretax earnings included an $11,261 charge ($0.05 after-tax per diluted share) for expenses relating to non-qualified plan settlements due to executive retirements, a $9,200 charge ($0.04 after-tax per diluted share) for stock option expense recorded under SFAS 123(R), primarily due to retirements and expensing of new option grants to retirement-eligible individuals, and a $6,218 benefit ($0.03 after-tax per diluted share) from a litigation settlement. Net earnings also benefited from a reduced effective tax rate resulting from $8,238 ($0.06 after-tax per diluted share) of discrete tax benefits recognized during fiscal 2006, including the tax benefits related to a Medicare subsidy, and the settlement of various state and federal tax audits. On a combined basis, these items resulted in no impact on diluted earnings per share.

Sales: Net sales for the fourth quarter increased to $1,557,309 from $1,477,908 in 2005, an increase of 5.4 percent. Net sales for the twelve months of fiscal 2006 increased 6.1 percent to $5,745,481 compared to $5,413,997 in 2005. Tonnage for the fourth quarter increased 5.3 percent to 1.17 billion lbs. from 1.11 billion lbs. in 2005. Tonnage for the year increased 5.8 percent to 4.34 billion lbs. from 4.10 billion lbs. in 2005.

Net sales and tonnage comparisons were positively impacted by the 2006 acquisition of Valley Fresh, which contributed $13,577 of net sales and 9.2 million lbs. of tonnage to the fourth quarter results, and $29,223 of net sales and 19.6 million lbs. of tonnage to the total fiscal 2006 results. Fiscal 2006 comparisons for the full year were also impacted by the 2005 acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd's. Excluding the incremental impact of all acquisitions, net sales and tonnage showed increases of 2.8 percent and 2.0 percent, respectively, compared to fiscal 2005.

Gross Profit: Gross profit was $376,562 and $1,383,190 for the quarter and year, respectively, compared to $368,161 and $1,284,448 in 2005. As a percentage of net sales, gross profit decreased to 24.2 percent for the fourth quarter compared to 24.9 percent in 2005, and increased to 24.1 percent for the year compared to 23.7 percent in 2005. Compared to an outstanding fourth quarter in fiscal 2005, the Jennie-O Turkey Store reported the largest decrease in margin percentage for the quarter.

Higher input costs were a significant factor as value-added sales demand exceeded the available supply of breast meat, resulting in the need to purchase breast meat while the market was very high. The Specialty Foods segment offset a portion of these decreases with significant margin increases for both the fourth quarter and fiscal year, driven by favorable changes in product mix and production efficiencies achieved in 2006. The All Other segment also contributed to margin increases for the year, while the Grocery Products and Refrigerated Foods segments maintained margins consistent with fiscal 2005 levels. Margins for the full year also reflected a $6,218 gain on litigation recognized in the third quarter of fiscal 2006.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $187,257 and $754,143, respectively, compared to $180,732 and $691,792 in 2005. The company experienced significantly higher shipping and handling costs throughout fiscal 2006, increasing $48,049 for the twelve months compared to fiscal 2005. This increase reflected increased tonnage, the impact of acquisitions made in both fiscal 2006 and fiscal 2005, and substantially higher freight and warehousing costs. As a percentage of net sales, selling and delivery expenses decreased to 12.0 percent for the fourth quarter compared to 12.2 percent in 2005, and increased to 13.1 percent for the year compared to 12.8 percent in 2005. Reduced marketing expenses contributed to the percentage decrease for the quarter. Approximately $3,900 was also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements.

Administrative and General: Administrative and general expenses were $44,829 and $182,891 for the quarter and year, respectively, compared to $48,567 and $172,242 in 2005. As a percentage of net sales, administrative and general expenses for the fourth quarter and year were 2.9 percent and 3.2 percent, respectively, compared to 3.3 percent and 3.2 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the fourth quarter primarily reflected retirement related benefits for executive officers of approximately $6,000 that were recognized in the fourth quarter of fiscal 2005. Intangible asset amortization related to acquisitions increased $1,383 and $2,326 for the fourth quarter and year, respectively, compared to fiscal 2005. Certain expenses in fiscal 2006 also contributed to the increase for the year. In the first quarter, the company recognized $9,200 of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5,800 was also recognized in fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these items was a $2,286 gain on the sale of a company airplane during the third quarter.

Research and development expenses for the fourth quarter of fiscal 2006 increased to $4,688 from $4,226 in the comparable quarter of 2005, and for the fiscal year increased to $18,631 from $17,585 in 2005.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $843 and $4,553 for the quarter and year, respectively, compared to $699 and $5,525 in 2005. The company's 40 percent owned Philippine joint venture, Purefoods-Hormel Company, reported lower results throughout fiscal 2006 (down $242 and $1,360 for the fourth quarter and fiscal year, respectively). Decreases were also experienced by the company's 50 percent owned joint venture, Herdez Corporation, (down $152 and $446 for the fourth quarter and fiscal year, respectively.) Minority interests in the company's consolidated investments are also reflected in these figures. In the third quarter of fiscal 2005, the company recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation. Excluding this gain, minority interests represented reduced losses of $463 and $1,204 for the fourth quarter and fiscal year, respectively, compared to 2005.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item "Investments in and receivables from affiliates." The composition of this line item at October 29, 2006, was as follows:

Country	Investments/Receivables
United States	$24,929
Philippines	46,650
Mexico	5,105
Total	$76,684

Income Taxes: The company's effective tax rate for the fourth quarter and year was 36.2 percent and 33.5 percent, respectively, in fiscal 2006 compared to 38.1 percent and 37.4 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the rates compared to fiscal 2005 primarily represented the benefits from a domestic manufacturing activities tax deduction that was effective for the company beginning in fiscal 2006. The company also recognized $8,238 of discrete tax benefits in fiscal 2006, including a first quarter discrete item recorded for a tax benefit related to a Medicare subsidy, and benefits related to the settlement of various state and federal tax audits throughout fiscal 2006.

Segment Results

Net sales and operating profits for each of the company's segments are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

	Fourth Quarter Ended			Year Ended		
	October 29, 2006	October 30, 2005	% Change	October 29, 2006	October 30, 2005	% Change
Net Sales						
Grocery Products	$ 242,037	$ 232,801	4.0	$ 846,494	$ 799,291	5.9
Refrigerated Foods	787,612	753,533	4.5	3,018,589	2,861,561	5.5
Jennie-O Turkey Store	316,049	311,293	1.5	1,105,456	1,088,324	1.6
Specialty Foods	169,825	144,350	17.6	624,586	518,673	20.4
All Other	41,786	35,931	16.3	150,356	146,148	2.9
Total	$1,557,309	$1,477,908	5.4	$5,745,481	$5,413,997	6.1
Segment Operating Profit						
Grocery Products	$ 46,671	$ 45,524	2.5	$ 137,580	$ 132,047	4.2
Refrigerated Foods	44,475	42,305	5.1	149,142	142,095	5.0
Jennie-O Turkey Store	36,700	41,549	(11.7)	128,734	136,071	(5.4)
Specialty Foods	15,045	8,303	81.2	48,579	27,310	77.9
All Other	6,266	5,119	22.4	17,292	10,120	70.9
Total segment operating profit	149,157	142,800	4.5	481,327	447,643	7.5
Net interest and investment income	(4,207)	(6,799)	38.1	(20,166)	(19,213)	(5.0)
General corporate expense	(3,838)	(3,239)	(18.5)	(30,618)	(21,704)	(41.1)
Earnings before income taxes	$ 141,112	$ 132,762	6.3	$ 430,543	$ 406,726	5.9

Grocery Products: Grocery Products net sales increased 4.0 percent for the quarter and 5.9 percent for the year compared to fiscal 2005. Tonnage increased 1.0 percent for the quarter and 6.1 percent for the year compared to 2005 results. Segment profit for Grocery Products increased 2.5 percent for the quarter and 4.2 percent for the year compared to fiscal 2005. Raw material costs were mixed for most of the year, with favorable conditions in pork raw materials used in the *SPAM* family of products and bacon bits being offset by higher costs for imported beef used in *Stagg* chili, *Dinty Moore* beef stew, and hash products.

Full-year comparisons were impacted by the acquisitions of Mexican Accent in 2005 and Valley Fresh in the second quarter of fiscal 2006, and fourth quarter comparisons were impacted by the Valley Fresh acquisition. These acquisitions contributed an incremental $10,952 and $31,984 to net sales, and 5.7 million lbs. and 27.7 million lbs. to tonnage for the 2006 quarter and fiscal year, respectively. Excluding these acquisitions, net sales for the segment decreased 0.7 percent and increased 1.9 percent for the quarter and year, respectively, while tonnage decreased 3.0 percent and increased 0.3 percent for the quarter and year, respectively. Both of these acquisitions have been fully integrated into the company's direct sales force.

Segment results compared to the 2005 fourth quarter were driven by the continued success of the company's microwave line of products and the addition of Valley Fresh. These products continued to receive strong consumer acceptance due to their convenience and the variety of products offered. Tonnage on the microwave product line increased 2.8 million lbs. or 16.1 percent compared to the fourth quarter of fiscal 2005. Other product lines in the segment faced difficult comparisons to the fourth quarter of fiscal 2005 due to strong sales as a result of the active hurricane season. Declines in major product lines included the *SPAM* family of products (down 512,000 lbs. or 2.5 percent), *Dinty Moore* canned stew (down 3,175,000 lbs. or 18.4 percent), and *Hormel* chili (down 780,000 lbs. or 2.4 percent).

The company continually works to improve product formulations and market penetration for existing product lines. In the fourth quarter of fiscal 2006, the company reformulated the recipe for bacon bits and pieces to result in a product with more of a "homestyle" texture and appearance. At the end of fiscal 2006, the segment was also in the process of repositioning the *Stagg* line of chili products to focus on the western half of the United States.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 4.5 percent for the quarter and 5.5 percent for the twelve months compared to fiscal 2005. Tonnage increased 5.4 percent for the quarter and 6.9 percent for the fiscal year as compared to 2005. Net sales and tonnage comparisons for the twelve months were positively impacted by the fiscal 2005 acquisitions of Farmer John and Lloyd's. Excluding the incremental impact of these acquisitions, net sales and tonnage increased 1.2 percent and 2.7 percent respectively, compared to the prior year.

Segment profit for Refrigerated Foods increased 5.1 percent in the fourth quarter, and 5.0 percent for the twelve months, compared to fiscal 2005. Key primal markets returned to more normal levels during the fourth quarter, with the exception of hams which stayed at higher than expected levels. Belly markets declined following the unexpected spike experienced during the third quarter. The improved market conditions resulted in improved margins across several key value-added product categories. Segment profit for the quarter was impacted by a $4,045 write-down on the company's Houston, Texas plant. The plant has been closed, as its geographic location was not an efficient fit within the company's manufacturing system. For the 2006 fiscal year, operating profits also reflected a $3,109 gain on litigation recognized in the third quarter.

Hog costs for the fourth quarter were comparable to fiscal 2005, but decreased 8.4 percent for the full fiscal year. The company's hog processing for the fourth quarter increased 4.2 percent to 2,380,000 hogs from 2,285,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 6.7 percent to 9,160,000 hogs from 8,583,000 hogs in fiscal 2005. Excluding Farmer John, hog processing increased 4.0 percent in fiscal 2006, compared to fiscal 2005.

The Meat Products business unit reported strong fourth quarter and fiscal year tonnage and operating profit results in 2006. Fourth quarter increases over 2005 included *Hormel* 17 oz. refrigerated entrees (up 465,000 lbs. or 8.3 percent), retail sliced pepperoni (up 629,000 lbs. or 17.9 percent), and *Hormel Always Tender* flavored meats (up 848,000 lbs. or 13.7 percent). In the deli category, key product lines posting growth over the prior year fourth quarter included *Hormel* party trays (up 771,000 lbs. or 46.1 percent), and *DiLusso Deli Company* products (up 329,000 lbs. or 32.8 percent). The national rollout of *Hormel Natural Choice* lunchmeats was also very successful in fiscal 2006, resulting in an additional 2,120,000 lbs. for the fourth quarter and 5,910,000 lbs. for the twelve months.

The Foodservice business unit reported a slight decrease in tonnage for the fourth quarter of fiscal 2006, representing decreases in shelf-stable products due to the timing of hurricane relief business that shipped in the fiscal 2005 fourth quarter. Despite this decrease for the quarter, tonnage for the fiscal year was up 3.8 percent and operating profits were up 20.6 percent compared to fiscal 2005, driven by improved market conditions and value-added growth. Key product categories posting double-digit growth in the fourth quarter included BBQ/*café h* (up 482,000 lbs. or 12.8 percent), pizza toppings (up 931,000 lbs. or 10.2 percent), and premium pork (up 463,000 lbs. or 10.4 percent).

Dan's Prize, Inc., the company's wholly owned processor and seller of beef products, finished the fiscal year with strong fourth quarter net sales and tonnage results (up 21.2 percent and 18.3 percent, respectively), but total fiscal 2006 net sales and tonnage were flat compared to fiscal 2005. Operating profits increased 53.1 and 29.9 percent for the fourth quarter and fiscal year, respectively, due to strong fourth quarter sales of cooked beef items, continued pricing discipline, overhead cost controls, and lower raw material costs compared to 2005.

The Precept Foods, LLC joint venture delivered a strong fourth quarter in 2006, driven by the continued rollout of products to additional locations for existing customers. Tonnage for case-ready beef and pork products increased 3.3 million lbs. or 58.4 percent for the fourth quarter, and 13.3 million lbs. or 66.4 percent for the year compared to the fiscal 2005 comparable periods.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 1.5 percent and 1.6 percent, respectively, compared to fiscal 2005 periods. Tonnage remained flat for the fourth quarter and decreased 3.3 percent for the year compared to prior year results. However, the segment continued to improve its value-added versus commodity product mix. Over 60.0 percent of volume was attributed to value-added products in fiscal 2006, which exceeded a half billion lbs. for the first time.

Segment profit for JOTS decreased 11.7 percent for the fourth quarter and 5.4 percent for the year compared to a record fiscal 2005. The decline in segment profitability for both the quarter and year was due primarily to decreased commodity meat volumes and higher meat input costs compared to the prior year. In 2005, the company was able to capitalize on one-time opportunities to procure additional turkeys which resulted in increased harvest volume and higher commodity meat sales. The opportunity to acquire additional turkeys was not available in the current year. In addition, the company experienced flock livability issues throughout fiscal 2006, which further reduced meat availability. Strong demand for value-added products also caused the company to acquire breast meat on the outside market at a cost higher than internal production costs, which decreased gross margins. To compensate for this, the segment increased the harvest of company-owned birds by bringing them to market at a younger age than normal, which caused unfavorable breast meat yields due to the reduction in the age of harvested birds. Feed costs for both the fourth quarter and full year were below fiscal 2005 levels.

Segment profits did benefit from the continued emphasis on value-added sales growth in 2006, which mitigated a portion of the input cost increases. For the fourth quarter and year, each of the segment's value-added businesses surpassed 2005 revenue and tonnage levels. The Foodservice division led the segment in growth in the fourth quarter with net sales up 16.3 percent and tonnage up 13.7 percent, through the marketing of products such as *Jennie-O Turkey Store* turkey burgers (up 624,000 lbs. or 89.3 percent). The Deli division also reported strong growth for the quarter as revenue increased 7.3 percent and tonnage increased 6.4 percent. Gains were reported on *Jennie-O Turkey Store* rotisserie turkey breast (up 857,000 lbs. or 25.0 percent), *Jennie-O Turkey Store Homestyle* products (up 814,000 lbs. or 23.9 percent), and *Jennie-O Turkey Store Premium Roasts* (up 551,000 lbs. or 45.1 percent). The company's retail division experienced continued success with *Jennie-O Turkey Store* branded fresh whole birds (up 1,618,000 lbs. or 63.0 percent) and *Jennie-O Turkey Store Oven Ready* turkeys (up 284,000 lbs. or 17.3 percent). During fiscal 2006, the company also launched *Jennie-O Turkey Store* tub luncheon meats, which continue to gain distribution and contributed 531,000 lbs. of tonnage to the fourth quarter of fiscal 2006. For the fiscal year, operating profits also benefited from a $3,109 gain on litigation recognized in the third quarter.

Specialty Foods: Specialty Foods net sales increased 17.6 percent for the fourth quarter and 20.4 percent for the twelve months compared to fiscal 2005. Tonnage increased 15.3 percent and 17.3 percent for the quarter and twelve months, respectively, compared to 2005. Net sales and tonnage comparisons for the twelve months were positively impacted by the fiscal 2005 acquisition of Mark-Lynn. Excluding the incremental impact of this acquisition, net sales and tonnage increased 15.3 percent and 10.5 percent respectively, compared to the prior year.

Specialty Foods segment profit increased 81.2 percent and 77.9 percent, for the quarter and fiscal year, respectively, compared to fiscal 2005. All three operating segments within the segment reported outstanding results for both the fourth quarter and fiscal year, driven by adjustments to the product portfolio and efficiencies added to the manufacturing process throughout fiscal 2006. This segment continues to provide diversification and balance within the company, which helps buffer the effects of the protein cycle in other segments.

HSP net sales and operating profit for the fourth quarter of fiscal 2006 increased 9.7 percent and 51.9 percent, respectively, compared to fiscal 2005. Results were driven by gains in the canned meat category, including increased sales for contract packaging business (up approximately 122.0 percent compared to fiscal 2005), and canned broth and chicken. Improved margins were also noted on frozen ingredients, compared to the fiscal 2005 fourth quarter.

DCB net sales and operating profit for the fourth quarter of fiscal 2006 increased 11.4 percent and 41.3 percent, respectively, compared to the prior year. Core products (including sugar packets, sugar substitutes, canisters, and shakers) continued to show strong growth during the fourth quarter. Sugar substitute sales drove the increases for the quarter, with sales up 33.7 percent compared to the fiscal 2005 fourth quarter, as new customers were secured. Gains were also noted on liquid portions, blended products, and dysphasia and malnutrition products during the quarter.

CFI experienced the largest gains for the fourth quarter of fiscal 2006, with net sales and operating profits up 71.6 percent and 531.1 percent, respectively, compared to the prior year. Additional customers secured during the year resulted in record production levels for ready-to-drink products during the fourth quarter, and production improvements completed in the third quarter enabled the company to accommodate that volume. Increased sales of nutritional blends and jars also benefited the fourth quarter and fiscal year.

All Other: All Other net sales, including HFI and miscellaneous corporate sales, increased 16.3 percent for the fourth quarter and 2.9 percent for the year compared to the comparable fiscal 2005 periods. HFI net sales increased 17.6 percent in the fourth quarter and 3.2 percent for the twelve months of fiscal 2006, reflecting a planned reduction in picnic sales in the first half of 2006. Operating profit increased 22.4 percent and 70.9 percent for the quarter and year, respectively, compared to fiscal 2005.

Export sales drove both the top and bottom line results, representing notable fourth quarter volume gains on pork exports (up 1,317,000 lbs. or 10.4 percent), the *SPAM* family of products (up 651,000 lbs. or 13.5 percent), and *Stagg* chili (up 227,000 lbs. or 12.6 percent) compared to fiscal 2005. Twelve month comparisons are impacted by the reduction in the financial reporting lag on HFI's joint ventures and wholly owned Australian subsidiary to one month. These entities were previously reported on a two to three month lag, and the adjustment increased all operating measures for the first quarter of fiscal 2005. On a comparable year-to-year basis, total export sales increased 2.9 percent compared to the prior fiscal year.

Improved results from HFI's China joint ventures also enhanced operating profits in fiscal 2006. Lower raw material costs and growth across all product categories contributed to the positive results. Although overall China continued to be in a loss position, operating profits improved $600 and $2,135 for the fourth quarter and year, respectively, compared to fiscal 2005.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the 2006 fourth quarter and year was a net expense of $4,207 and $20,166, respectively, compared to a net expense of $6,799 and $19,213 for the comparable periods of fiscal 2005. Returns on investments held in the company's rabbi trust for supplemental executive retirement plans and deferred income plans increased $530 compared to the prior year fourth quarter, but decreased $2,326 for the full fiscal year. Additionally, the fourth quarter of fiscal 2005 included $2,065 of write-downs of the company's investments. Interest expense of $25,636 for fiscal 2006 decreased from the prior year by $2,108, resulting from payments on long-term debt and lower short-term debt balances during 2006 due to fewer acquisitions as compared to fiscal 2005. The only material debt balance remaining at the end of fiscal 2006 relates to the company's $350,000 senior notes which mature in 2011.

General corporate expense for the fourth quarter and year was $3,838 and $30,618, respectively, compared to $3,239 and $21,704 for the 2005 fourth quarter and twelve months. Fiscal 2006 results included $9,200 of stock option expense recorded in the first quarter under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4,800 for expenses related to settlements on non-qualified plans resulting from executive retirements. Expense related to inventory valuation adjustments also increased $3,431 and $6,686 for the fourth quarter and year, respectively. Offsetting these items was a $6,000 charge for retirement related expenses for executive officers recognized in the fourth quarter of fiscal 2005, and a $2,286 gain recorded on the sale of a company airplane in the third quarter of fiscal 2006.

Related Party Transactions

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company's common stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time and expenses.

During the fourth quarter of fiscal 2006, the company purchased 295,680 shares of common stock from The Hormel Foundation under its approved share repurchase program. The shares became available for sale upon termination of a Hormel family trust, and were purchased by the company at $36.6867 per share, which represented the average closing price for the three days of August 30, August 31, and September 1, 2006. Settlement took place on September 5, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Selected financial ratios at the end of fiscal years 2007 and 2006 are as follows:

	2007	2006
Liquidity Ratios		
Current ratio	1.9	2.0
Receivables turnover	17.5	17.9
Days sales in receivables	21.5	21.7
Inventory turnover	7.8	7.9
Days sales in inventory	49.3	47.6
Leverage Ratio		
Long-term debt (including current maturities) to equity	18.6%	19.4%
Operating Ratios		
Pretax profit to net worth	25.5%	25.3%
Pretax profit to total assets	14.6%	14.6%

Cash and cash equivalents were $149,749 at the end of fiscal year 2007 compared to $172,485 at the end of fiscal year 2006.

During fiscal 2007, cash provided by operating activities was $336,929 compared to $326,574 in 2006. The increase in cash provided by operating activities was primarily due to higher earnings offset by changes in working capital items, which included higher inventory levels and lower federal income taxes payable due to the timing of federal tax payments. During fiscal 2006, the company made payments of approximately $36,300 to settle lump sum payment obligations under non-qualified pension plans triggered by executive retirements. The company also made payments of $10,074 on its Long-Term Incentive Plan and contributed $17,650 to the company's salaried defined benefit pension plan, which did not recur in fiscal 2007.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash used in investing activities was $265,857 in fiscal year 2007, compared to $170,524 in fiscal year 2006. In fiscal 2007, the company acquired Saag's Products, Inc. for a preliminary purchase price of $12,997 and Burke Corporation for a preliminary purchase price of $111,475, compared to the purchase of Valley Fresh in fiscal 2006 for the purchase price of $80,366. In the first quarter of fiscal 2007, the company also invested $20,483 in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. Marketable securities balances held in the company's available-for-sale portfolio also increased cash flow by $38,500 in fiscal 2006, as compared to 2007.

Expenditures on fixed assets in fiscal 2007 were $125,795 compared to $141,516 in the prior year. Significant projects during 2007 included expansion of value-added processing for Jennie-O Turkey Store, completion of precooked bacon and microwave tray lines at the company's Rochelle, Illinois, facility, and the expansion of Farmer John's hog production facilities. For fiscal 2008, the company expects capital expenditures to be approximately $150,000, which exceeds estimated depreciation expense. The increase is primarily due to planned investments in completion of the value-added production capacity for Jennie-O Turkey Store, new microwave tray lines for the Grocery Products segment, and expansion of the Dan's Prize facilities, all necessary to meet consumer demand.

Cash used in financing activities was $93,808 in fiscal 2007 compared to $114,611 in fiscal 2006. The decrease in cash used in financing activities was due to net proceeds from short-term debt. During fiscal 2007, the company utilized its short-term line of credit to finance working capital needs and the Burke acquisition. The company ended fiscal 2007 with an outstanding short-term debt balance of $70,000.

Repurchases of common stock were a significant financing activity for the company, with $86,794 used for repurchases in fiscal 2007, compared to $36,978 in the prior year. During the year, the company repurchased 2,390,442 shares of its common stock at an average price per share of $36.31 under the repurchase plan approved by the company's Board of Directors in October 2002. These transactions result in a total of 5.8 million shares having been repurchased through October 28, 2007, under this 10 million share repurchase authorization.

The company also paid $81,092 in dividends to shareholders in fiscal 2007, compared to $75,840 in fiscal 2006. The dividend rate was $.60 per share in 2007, which reflected a 7.1 percent increase over the fiscal 2006 rate. The company has paid dividends for 317 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2008 has been increased to $.74 cents per share, representing the 42nd consecutive annual dividend increase and the largest increase in the history of the company.

Total long-term debt outstanding at the end of fiscal 2007 was $350,054 compared to $350,420 at the end of the prior year. The company's long-term debt balance primarily represents $350,000 of senior unsecured notes maturing in 2011. The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of fiscal 2007, the company was in compliance with all of these debt covenants.

Contractual Obligations and Commercial Commitments

The following table outlines the company's future contractual financial obligations as of October 28, 2007 (for additional information regarding these obligations, see Note E "Long-term Debt and Other Borrowing Arrangements" and Note H "Commitments and Contingencies"):

	Payments Due by Periods				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations:					
Hog and turkey commitments [1]	$3,850,986	$ 843,117	$1,196,830	$ 655,849	$1,155,190
Grain commitments [1]	36,712	32,828	3,884	0	0
Turkey grow-out contracts [2]	93,478	10,031	17,749	12,383	53,315
Other [3]	94,428	68,199	18,571	7,658	0
Long-term debt	350,054	49	5	350,000	0
Interest payments on long-term debt	81,159	23,190	46,375	11,594	0
Capital expenditures [4]	115,334	115,334	0	0	0
Leases	30,776	8,011	10,024	5,989	6,752
Other long-term liabilities [5]	67,119	9,623	15,734	14,617	27,145
Total Contractual Cash Obligations	$4,720,046	$1,110,382	$1,309,172	$1,058,090	$1,242,402

[1] In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 28, 2007. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 28, 2007, these hedging programs result in a net decrease of $10,528 in future cash payments associated with the purchase commitments in fiscal 2007, which is not reflected in the table above.

[2] The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, the livestock, feed, and other supplies are owned by the company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. As of October 28, 2007, the company had approximately 86 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the company's obligation based on turkeys expected to be delivered from these farmers.

[3] Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1,000, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

[4] Amounts presented for capital expenditures represent only the company's current commitments to complete construction in progress at various locations. The company estimates total capital expenditures for fiscal year 2008 to be approximately $150,000.

[5] Other long-term liabilities primarily represent payments under the company's deferred compensation plans and minimum payments required under supply agreements related to the sale of Vista International Packaging, Inc. Minority interest related to the Precept Foods operation is not included in the table above. Also excluded are payments under the company's defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note F "Pension and Other Post-retirement Benefits")

In addition to the commitments set forth in the above table, at October 28, 2007, the company had $38,398 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company's self-insured workers' compensation programs.

The company believes its financial resources, including a five-year revolving credit facility for $200,000 and anticipated funds from operations will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The company currently provides a revocable standby letter of credit for $1,940 to guarantee obligations that may arise under workers compensation claims of an affiliated party. This potential obligation is not reflected on the company's consolidated statements of financial position.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Factors that may affect the operating results of the company are discussed below.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The company is filing this cautionary statement in connection with the Reform Act. When used in the company's Annual Report to Stockholders, in filings by the company with the Securities and Exchange Commission (the Commission), in the company's press releases, and in oral statements made by the company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the company is identifying risk factors that could affect financial performance and cause the company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the company's business, which should be considered by investors and others. The following risk factors should be considered in conjunction with any discussions of operations or results by the company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the company.

In making these statements, the company is not undertaking, and specifically declines to undertake, any obligation to address or update each or any factor in future filings or communications regarding the company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. Though the company has attempted to list comprehensively these important cautionary risk factors, the company wishes to caution investors and others that other factors may in the future prove to be important in affecting the company's business or results of operations.

The company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to any changes in the national and worldwide economic environment, which could include, among other things, economic conditions, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the company and its markets.

Risk Factors

Fluctuations in commodity prices of pork, poultry, and feed ingredients could harm the company's earnings. The company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grain as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand over which we have limited or no control.

The live pork industry has evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. The decrease in the supply of live hogs on the cash spot market could severely diminish the utilization of slaughter facilities and increase the cost of the raw materials they produce. The company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The company attempts to manage some of its short-term exposure to fluctuations in feed prices by purchasing futures contracts and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other systemic changes in the industry, as have been experienced recently.

Outbreaks of disease among livestock and poultry flocks could harm the company's revenues and operating margins. The company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), and Avian Influenza. The outbreak of disease could adversely affect the company's supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the company's ability to market and sell products both domestically and internationally. The company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary.

Market demand for the company's products may fluctuate due to competition from other producers. The company faces competition from producers of other meats and protein sources, especially beef, chicken, and fish. The bases on which the company competes include:

- price;
- product quality;
- brand identification;
- breadth of product line; and
- customer service.

Demand for the company's products is also affected by competitors' promotional spending and the effectiveness of the company's advertising and marketing programs. The company may be unable to compete successfully on any or all of these bases in the future.

The company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

- food spoilage or food contamination;
- evolving consumer preferences and nutritional and health-related concerns;
- federal, state, and local food processing controls;
- consumer product liability claims;
- product tampering; and
- the possible unavailability and/or expense of liability insurance.

If one or more of these risks were to materialize, the company's revenues could decrease, costs of doing business could increase, and the company's operating results could be adversely affected.

Deterioration of economic conditions could harm the company's business. The company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. If a high pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for company products, and/or the company's workforce availability, and the company's financial results could suffer. The company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary.

The company's operations are subject to the general risks associated with acquisitions. The company has made several acquisitions in recent years including, most recently, Saag's, Provena, and Burke, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management's attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, and the inherent risks in entering markets or lines of business in which the company has limited or no prior experience. Any or all of these risks could impact the company's financial results and business reputation. In addition, acquisitions outside the U.S. may present unique challenges and increase the company's exposure to the risks associated with foreign operations.

The company's operations are subject to the general risks of litigation. The company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving consumers, shareholders, or injured persons, and claims relating to labor, employment, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the company's financial results.

Government regulation, present and future, exposes the company to potential sanctions and compliance costs that could adversely affect the company's business. The company's operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the company's products. The company's manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the company in the future. Additionally, the company is subject to new or modified laws, regulations, and accounting standards. The company's failure or inability to comply with such requirements could subject the company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The company's past and present business operations and ownership and operation of real property are subject to extensive and increasingly stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the company's business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the company's facilities have been in operation for many years and, over time, the company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the company's present or former properties or manufacturing facilities and/or waste disposal sites could require the company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the company's financial results.

The company's foreign operations pose additional risks to the company's business. The company operates its business and markets its products internationally. The company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the company's financial results.

Deterioration of labor relations or increases in labor costs could harm the company's business. The company has approximately 18,500 employees, of which approximately 6,400 are represented by labor unions, principally the United Food and Commercial Workers' Union. A significant increase in labor costs or a deterioration of labor relations at any of the company's facilities that results in work slowdowns or stoppages could harm the company's financial results. Union contracts at the company's plants in Knoxville, Iowa, and Perrysburg, Ohio, will expire in the first quarter of fiscal 2008, covering a combined total of approximately 260 employees. Contract negotiations are underway at both locations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Hog Markets: The company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, hog primal values, or industry reported hog markets. Purchased hogs under contract accounted for 89 percent and 81 percent of the total hogs purchased by the company in fiscal years 2007 and 2006, respectively. The company has been actively converting to market-based formulas in order to better match input costs with customer pricing. Therefore, a hypothetical 10 percent change in the cash market would have had an immaterial effect on the company's results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by entering into hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. As of October 28, 2007, the fair value of the company's open futures contracts was $8,240, compared to $(5,473) as of October 29, 2006.

The company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company's October 28, 2007, open contracts by $8,865, which in turn would lower the company's future cost of purchased hogs by a similar amount.

Turkey Markets: The company raises or contracts for live turkeys. Production costs in raising turkeys are subject primarily to fluctuations in feed grain prices and, to a lesser extent, fuel costs. To reduce the company's exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company's future direct grain purchases. This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $5,996, before tax, on the statement of financial position as of October 28, 2007, compared to $2,467, before tax, as of October 29, 2006.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company's October 28, 2007, open grain contracts by $9,506, which in turn would lower the company's future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the company's plants and feed mills are also subject to fluctuations in fuel costs. To reduce the company's exposure to changes in natural gas prices, the company utilizes a hedge program to offset the fluctuation in the company's future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $(603), before tax, on the statement of financial position as of October 28, 2007, compared to $(4,256), before tax, as of October 29, 2006.

The company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the company's October 28, 2007, open natural gas contracts by $2,887, which in turn would lower the company's future cost on natural gas purchases by a similar amount.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company's fixed-rate, long-term debt. As of October 28, 2007, fixed-rate debt totaled $350,054, primarily at 6.625 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $6,706. The fair values of the company's long-term debt were estimated using discounted future cash flows based on the company's incremental borrowing rates for similar types of borrowing arrangements.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The company's net asset position in foreign currencies as of October 28, 2007, was $118,423, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company's primary foreign net asset position, the Philippine peso, as of October 28, 2007. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $5,433 pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U. S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls described to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the Public Company Accounting Oversight Board (United States) and includes a review of the company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Exchange Act Rules 13a – 15(f). The company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 28, 2007. Our internal control over financial reporting as of October 28, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.





Jeffrey M. Ettinger
Chairman of the Board, President
and Chief Executive Officer

Jody H. Feragen
Senior Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited Hormel Foods Corporation's internal control over financial reporting as of October 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2007, and October 29, 2006, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three fiscal years in the period ended October 28, 2007, and our report dated December 14, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
December 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2007, and October 29, 2006, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of three fiscal years in the period ended October 28, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 28, 2007, and October 29, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 28, 2007, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation's internal control over financial reporting as of October 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2007, expressed an unqualified opinion thereon.

As discussed in Note F of the Notes to Consolidated Financial Statements, the company changed its method of accounting for defined benefit pension and other postretirement plans as of October 28, 2007, to conform to the provisions of Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)."

Ernst + Young LLP

Minneapolis, Minnesota
December 14, 2007

Consolidated Statements of Financial Position

(In Thousands, Except Share Amounts)	October 28, 2007	October 29, 2006
Assets		
Current Assets		
Cash and cash equivalents	$ 149,749	$ 172,485
Accounts receivable (net of allowance for doubtful accounts of 3,180 at October 28, 2007, and 3,922 at October 29, 2006)	366,621	341,916
Inventories	646,968	570,932
Deferred income taxes	52,583	48,535
Prepaid expenses and other current assets	15,804	7,803
Total Current Assets	1,231,725	1,141,671
Deferred Income Taxes	66,220	7,387
Goodwill	595,756	550,706
Other Intangibles	162,237	147,975
Pension Assets	99,003	66,097
Investments in and Receivables from Affiliates	102,060	76,684
Other Assets	170,048	158,976
Property, Plant and Equipment		
Land	48,663	46,854
Buildings	615,245	562,949
Equipment	1,192,481	1,110,315
Construction in progress	114,415	123,608
	1,970,804	1,843,726
Less allowance for depreciation	(1,004,203)	(932,916)
	966,601	910,810
Total Assets	$ 3,393,650	$3,060,306
Liabilities and Shareholders' Investment		
Current Liabilities		
Accounts payable	$ 290,919	$ 271,358
Notes payable/Short-term debt	70,000	0
Accrued expenses	66,000	27,103
Accrued workers compensation	27,372	27,895
Accrued marketing expenses	67,260	68,503
Employee compensation	111,051	107,332
Taxes, other than federal income taxes	5,454	7,784
Dividends payable	20,745	19,361
Federal income taxes	5,927	55,312
Current maturities of long-term debt	49	366
Total Current Liabilities	664,777	585,014
Long-Term Debt – less current maturities	350,005	350,054
Pension and Post-retirement Benefits	440,810	271,240
Other Long-Term Liabilities	53,275	51,086
Shareholders' Investment		
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none		
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none		
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 135,677,494 shares October 28, 2007, issued 137,639,954 shares October 29, 2006	7,951	8,066
Additional paid-in capital	0	2,507
Accumulated other comprehensive loss	(101,811)	(17,996)
Retained earnings	1,978,643	1,821,202
	1,884,783	1,813,779
Treasury stock; 300,000 shares October 29, 2006	0	(10,867)
Total Shareholders' Investment	1,884,783	1,802,912
Total Liabilities and Shareholders' Investment	$ 3,393,650	$3,060,306

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Net sales	$6,193,032	$5,745,481	$5,413,997
Cost of products sold	4,778,505	4,362,291	4,129,549
Gross Profit	1,414,527	1,383,190	1,284,448
Expenses:			
Selling and delivery	771,597	754,143	691,792
Administrative and general	162,480	182,891	172,242
Total Expenses	934,077	937,034	864,034
Equity in earnings of affiliates	3,470	4,553	5,525
Operating Income	483,920	450,709	425,939
Other income and expense:			
Interest and investment income	13,624	5,470	8,531
Interest expense	(27,707)	(25,636)	(27,744)
Earnings Before Income Taxes	469,837	430,543	406,726
Provision for income taxes	167,945	144,404	152,123
Net Earnings	$ 301,892	$ 286,139	$ 254,603
Net Earnings Per Share:			
Basic	$ 2.20	$ 2.08	$ 1.84
Diluted	$ 2.17	$ 2.05	$ 1.82
Weighted Average Shares Outstanding:			
Basic	137,216	137,845	138,040
Diluted	139,151	139,561	139,577

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

(In Thousands, Except Per Share Amounts)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
Balance at October 30, 2004	137,875	$8,079	0	$ 0	$ 0	$1,437,713	$ (23,534)	$1,422,258
Comprehensive income								
Net earnings						254,603		254,603
Foreign currency translation							217	217
Deferred hedging, net of reclassification adjustment							6,806	6,806
Adjustment in minimum pension liability							(8,412)	(8,412)
Comprehensive income								253,214
Purchases of common stock			(773)	(22,977)				(22,977)
Stock option expense					7,159			7,159
Exercise of stock options	688	41	53	1,534	9,149			10,724
Shares retired	(720)	(42)	720	21,443	(13,048)	(8,353)		0
Cash dividends – $.52 per share						(71,648)		(71,648)
Balance at October 30, 2005	137,843	$8,078	0	$ 0	$ 3,260	$1,612,315	$ (24,923)	$1,598,730
Comprehensive income								
Net earnings						286,139		286,139
Foreign currency translation							4,058	4,058
Unrealized gain on available-for-sale securities							381	381
Deferred hedging, net of reclassification adjustment							(5,781)	(5,781)
Adjustment in minimum pension liability							8,269	8,269
Comprehensive income								293,066
Purchases of common stock			(1,058)	(36,978)				(36,978)
Stock option expense					17,766			17,766
Exercise of stock options/ nonvested shares	492	29	63	2,069	5,482			7,580
Shares retired	(695)	(41)	695	24,042	(24,001)			0
Cash dividends – $.56 per share						(77,252)		(77,252)
Balance at October 29, 2006	137,640	$8,066	(300)	$(10,867)	$ 2,507	$1,821,202	$ (17,996)	$1,802,912
Comprehensive income								
Net earnings						301,892		301,892
Foreign currency translation							6,422	6,422
Unrealized loss on available-for-sale securities							(381)	(381)
Deferred hedging, net of reclassification adjustment							3,722	3,722
Adjustment in minimum pension liability							6,410	6,410
Comprehensive income								318,065
Provena acquisition	287	17			10,942			10,959
SFAS No.158 transition adjustment (net of $61,827 tax effect)							(99,988)	(99,988)
Purchases of common stock			(2,390)	(86,794)				(86,794)
Stock option expense					14,214			14,214
Exercise of stock options/ nonvested shares	421	25	19	684	7,182			7,891
Shares retired	(2,671)	(157)	2,671	96,977	(34,845)	(61,975)		0
Cash dividends – $.60 per share						(82,476)		(82,476)
Balance at October 28, 2007	135,677	$7,951	0	$ 0	$ 0	$1,978,643	$(101,811)	$1,884,783

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Operating Activities			
Net earnings	$ 301,892	$ 286,139	$ 254,603
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation	114,618	109,360	105,774
Amortization of intangibles	12,120	11,741	9,415
Equity in earnings of affiliates	(5,399)	(4,083)	(5,797)
Provision for deferred income taxes	(6,529)	(26,736)	(24,333)
(Gain) loss on property/equipment sales and plant facilities	(4,088)	(686)	149
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(9,806)	(37,986)	6,463
Increase in inventories, prepaid expenses, and other current assets	(59,069)	(21,722)	(15,180)
Decrease (increase) in pension assets	7,765	(22,406)	23,478
(Decrease) increase in accounts payable, accrued expenses, and pension and post-retirement benefits	(23,604)	14,899	93,078
Other	9,029	18,054	6,069
Net Cash Provided by Operating Activities	336,929	326,574	453,719
Investing Activities			
Sale of available-for-sale securities	576,456	174,960	188,800
Purchase of available-for-sale securities	(576,456)	(136,460)	(118,300)
Acquisitions of businesses/intangibles	(125,101)	(78,925)	(366,496)
Purchases of property/equipment	(125,795)	(141,516)	(107,094)
Proceeds from sales of property/equipment	11,689	8,689	2,938
(Increase) decrease in investments, equity in affiliates, and other assets	(27,380)	1,917	(5,060)
Dividends from affiliates	730	811	775
Net Cash Used in Investing Activities	(265,857)	(170,524)	(404,437)
Financing Activities			
Proceeds from short-term debt	155,000	70,000	115,000
Principal payments on short-term debt	(87,576)	(70,000)	(115,000)
Principal payments on long-term debt	(6,341)	(11,085)	(15,765)
Dividends paid on common stock	(81,092)	(75,840)	(69,371)
Share repurchase	(86,794)	(36,978)	(22,977)
Other	12,995	9,292	9,996
Net Cash Used In Financing Activities	(93,808)	(114,611)	(98,117)
(Decrease) Increase in Cash and Cash Equivalents	(22,736)	41,439	(48,835)
Cash and Cash Equivalents at Beginning of Year	172,485	131,046	179,881
Cash and Cash Equivalents at End of Year	$ 149,749	$ 172,485	$ 131,046

See notes to consolidated financial statements.

NOTE A
Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation ("the company") and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings previously reported.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The company's fiscal year ends on the last Sunday in October. Fiscal years 2007, 2006, and 2005 consisted of 52 weeks.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. The company has not recorded any unrealized gains or losses associated with these investments in 2007, 2006, or 2005.

Inventories: Inventories are stated at the lower of cost, determined on a FIFO basis, or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition, and are allocated to reporting units that will receive the related sales and income. The company's current reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Goodwill and indefinite-lived intangibles are tested annually for impairment, or more frequently if impairment indicators arise. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment.

Impairment of Long-lived Assets: The company reviews long-lived assets and definite-lived intangibles for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. In fiscal year 2006, the company recorded a write-down of $4.0 million related to the closing of its plant in Houston, Texas. No material write-downs were recorded in fiscal years 2007 or 2005.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the statement of financial position date, and amounts in the statement of operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders' investment.

When calculating foreign currency translation, the company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Available-for-Sale Securities: The fair value of investments classified as available-for-sale is included in other assets on the consolidated statements of financial position. Unrealized gains and losses are recorded to accumulated other comprehensive loss and reclassified to earnings when the investment is sold. As of October 28, 2007, the company had no investments classified as available-for-sale. As of October 29, 2006, the company had an investment of $1.2 million classified as available-for-sale, which was sold during fiscal 2007.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

(In Thousands)	Foreign Currency Translation	Minimum Pension Liability	Pension & Post-retirement Benefits	Unrealized Gain (Loss) on Available-for-Sale Securities	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 30, 2004	$(5,223)	$(15,823)	n/a	$ 0	$(2,488)	$ (23,534)
Unrecognized gains (losses)	217	(12,882)			10,433	(2,232)
Reclassification into net earnings					492	492
Tax effect		4,470			(4,119)	351
Net of tax amount	217	(8,412)			6,806	(1,389)
Balance at October 30, 2005	$(5,006)	$(24,235)	n/a	$ 0	$ 4,318	$ (24,923)
Unrecognized gains (losses)	4,058	13,015		611	(9,078)	8,606
Reclassification into net earnings					(219)	(219)
Tax effect		(4,746)		(230)	3,516	(1,460)
Net of tax amount	4,058	8,269		381	(5,781)	6,927
Balance at October 29, 2006	$ (948)	$(15,966)	n/a	$ 381	$(1,463)	$ (17,996)
Unrecognized gains (losses)	6,422	10,341		(611)	(1,802)	14,350
Reclassification into net earnings					7,943	7,943
Tax effect		(3,931)		230	(2,419)	(6,120)
Net of tax amount	6,422	6,410	0	(381)	3,722	16,173
SFAS No.158 transition adjustment (net of $61,827 tax effect)		9,556	(109,544)			(99,988)
Balance at October 28, 2007	**$ 5,474**	**$ 0**	**$(109,544)**	**$ 0**	**$ 2,259**	**$(101,811)**

Derivatives and Hedging Activity: The company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the consolidated statements of financial position within prepaid expenses and other current assets, or current liabilities. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the consolidated statements of financial position as part of investments in and receivables from affiliates. Significant equity investments include a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which had a book value of $54.3 million at October 28, 2007, and $46.7 million at October 29, 2006. In the first quarter of fiscal 2007, the company invested $20.5 million in a 49.0 percent owned joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. This equity investment had a book value of $21.1 million at October 28, 2007. Both investments are included in the All Other segment for purposes of measuring segment assets and profits.

The company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in equity in earnings of affiliates in the consolidated statements of operations. The company's equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company's private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2007, 2006, or 2005.

Revenue Recognition: The company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered. Promotional contracts and voluntary promotions are performed by customers to promote the company's products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts and voluntary promotions in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Voluntary performance accruals are based on the historical spend rates by product lines. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2007, 2006, and 2005 were $90.3 million, $93.7 million, and $87.3 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2007, 2006, and 2005 were $411.7 million, $409.5 million, and $361.4 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2007, 2006, and 2005 were $21.5 million, $18.6 million, and $17.6 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" and elected to use the prospective method to recognize stock-based compensation expense. In the first quarter of fiscal year 2006, the company adopted the provisions of SFAS No. 123 (revised 2004) and began expensing stock-based compensation using the modified prospective method.

For options subject to graded vesting, the company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

(In Thousands)	October 30, 2005
Net earnings, as reported	$254,603
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	4,391
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(5,752)
Pro forma net earnings	$253,242
Earnings per share:	
Basic – as reported	$ 1.84
Basic – pro forma	$ 1.83
Diluted – as reported	$ 1.82
Diluted – pro forma	$ 1.81

Share Repurchases: On October 2, 2002, the company announced that its Board of Directors had authorized the company to repurchase up to 10,000,000 shares of common stock with no expiration date. Under this repurchase plan, the company repurchased 2.4 million shares of its common stock at an average price per share of $36.31 during fiscal 2007, 1.1 million shares at an average price per share of $34.95 during fiscal 2006, and 0.8 million shares at an average price per share of $29.72 during fiscal 2005. In total, 5.8 million shares have been repurchased through October 28, 2007, under the current share repurchase authorization.

Earnings Per Share: Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

(In Thousands)	2007	2006	2005
Basic weighted-average shares outstanding	**137,216**	137,845	138,040
Dilutive potential common shares	**1,935**	1,716	1,537
Diluted weighted-average shares outstanding	**139,151**	139,561	139,577

Accounting Changes and Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Therefore, the company expects to adopt SFAS 157 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). The pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value, which provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Therefore, the company expects to adopt SFAS 159 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." The pronouncement requires the funded status of a plan, measured as the difference between the fair value of plan assets and the benefit obligation, be recognized on a plan sponsor's statement of financial position. It also requires gains or losses that arise during the plan year to be recognized as a component of other comprehensive income to the extent they are not recognized in net periodic benefit cost during the year. These provisions are effective for fiscal years ending after December 15, 2006. Therefore, the company recorded the funded status of its defined benefit plans in the accompanying statement of financial position as of October 28, 2007. The impact of adopting this statement is discussed in Note F – Pension and Other Post-retirement Benefits. For fiscal years ending after December 15, 2008, the pronouncement further requires plan sponsors to measure defined benefit plan assets and obligations as of the date of the plan sponsor's fiscal year-end statement of financial position. The company will be required to adopt these measurement date provisions in fiscal 2009.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore the company will adopt FIN 48 at the beginning of fiscal 2008. The company is currently assessing the impact of adopting this accounting standard.

NOTE B
Acquisitions and Divestitures

On August 22, 2007, the company purchased privately-held Burke Corporation (Burke) for a preliminary purchase price of $111.5 million cash, including related costs. Burke is a manufacturer and marketer of pizza toppings and other fully cooked meat products, and operates facilities in Nevada, Iowa, and Ames, Iowa. These facilities will increase production capabilities for the Refrigerated Foods segment and should enable growth in the pizza toppings category by expanding the company's product offerings to foodservice customers. The purchase price is preliminary pending final appraisals and working capital valuations.

On December 15, 2006, the company completed the acquisition of Provena Foods Inc. (Provena). Provena was a publicly traded company based in Chino, California, and provides pepperoni and pasta to pizza makers and packaged food manufacturers. Under the terms of the agreement, each outstanding share of Provena common stock was converted into 0.08 shares of Hormel Foods Corporation common stock, resulting in the issuance of 287,473 shares of the company's common stock at $38.12 per share. The transaction has a total value of $11.7 million in cash and stock, plus the assumption of various liabilities. The acquisition strengthens the capabilities of the Refrigerated Foods segment by providing additional production capacity.

On November 10, 2006, the company acquired the assets of Saag's Products, Inc. (Saag's) for $13.0 million cash, including related costs. Saag's is based in San Leandro, California, and is a processor and marketer of branded, premium quality gourmet sausages and specialty smoked meats. The acquisition provides opportunities to expand the company's production capacity and enhance the product portfolio within the Refrigerated Foods segment. The purchase price is preliminary pending the accrual of potential earn-outs that may be earned over the five-year period following the acquisition.

On March 31, 2006, the company acquired Valley Fresh, Inc. (Valley Fresh) for $80.4 million cash, including related costs. Valley Fresh has the leading market share in the canned ready-to-eat chicken category and distributes more than 50 precooked chicken products on a national basis, primarily under the Valley Fresh brand. Valley Fresh was a privately held company in Turlock, California. Operating results for Valley Fresh branded products are included in the company's Grocery Products segment, while private label products are reported in the Specialty Foods segment.

On April 4, 2005, the company completed the acquisition of Lloyd's Barbeque Company (Lloyd's) for $50.5 million cash, including related costs. Lloyd's has manufacturing operations in St. Paul, Minnesota, and offers a full range of barbeque products including original shredded pork, chicken and beef tubs, honey hickory shredded pork and chicken, barbeque pork spareribs, beef backribs, and pork babyback ribs, all under the *Lloyd's* brand name. Lloyd's products complement the company's existing offerings within the Refrigerated Foods segment and enhance market share, particularly in the retail refrigerated entree category.

On March 30, 2005, the company acquired privately held Mark-Lynn Foods Inc. (Mark-Lynn) of Bremen, Georgia, for $43.2 million cash, including related costs. Mark-Lynn manufactures and distributes a wide array of food products including salt and pepper packets, ketchup, mustard, sauces and salad dressings, creamers, sugar packets, jellies, desserts, and drink mixes. Mark-Lynn is managed by Diamond Crystal Brands and enhances the company's foodservice focus within the Specialty Foods segment.

On January 31, 2005, the company acquired Arriba Foods, Inc. (a/k/a Mexican Accent) for $48.0 million cash, including related costs. Based in New Berlin, Wisconsin, Mexican Accent manufactures and distributes a wide variety of premium Mexican flour tortillas, corn tortillas, salsas, seasonings, and tortilla chips for retail markets and the foodservice industry. These products are marketed under the *Manny's*, *Gringo Pete's*, and *Mexican Accent* brands, and strengthen the company's presence in the ethnic products category. Mexican Accent's operating results are reported in the Grocery Products segment.

On December 29, 2004, the company purchased all of the outstanding stock of Clougherty Packing Company (Clougherty) for $208.2 million cash, including related costs. Clougherty was a privately held Southern California pork processor and is the maker of the *Farmer John* brand of pork products popular throughout the Southwestern United States. The acquisition strengthens the company's presence in that geographic area and complements many of the company's existing product families. Clougherty was reorganized into Clougherty Packing, LLC (d/b/a Farmer John) after acquisition. Farmer John's operating results are reported in the Refrigerated Foods segment.

Operating results for each completed acquisition above are included in the company's consolidated statements of operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in 2007, 2006, or 2005 were considered material, individually or in the aggregate, to the consolidated company.

NOTE C
Inventories

Principal components of inventories are:

(In Thousands)	October 28, 2007	October 29, 2006
Finished products	**$335,863**	$308,509
Raw materials and work-in-process	**187,626**	153,189
Materials and supplies	**123,479**	109,234
Total	**$646,968**	$570,932

NOTE D
Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 28, 2007, and October 29, 2006, are presented in the table below. The amounts presented for goodwill acquired in fiscal year 2007 reflect the acquisitions of Saag's and Burke. Goodwill acquired in fiscal 2006 reflects the acquisition of Valley Fresh. The purchase adjustments in fiscal year 2006 also relate to the purchase accounting for Valley Fresh, and to finalizing the purchase accounting for various fiscal 2005 acquisitions.

(In Thousands)	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Specialty Foods	All Other	Total
Balance as of October 30, 2005	$ 79,421	$25,880	$203,214	$191,240	$ 2,352	$502,107
Goodwill acquired	61,334	76	0	0	0	61,410
Purchase adjustments	(16,388)	0	0	3,577	0	(12,811)
Balance as of October 29, 2006	124,367	25,956	203,214	194,817	2,352	550,706
Goodwill acquired	0	46,222	0	0	0	46,222
Purchase adjustments	(1,003)	(76)	0	(93)	0	(1,172)
Reclassifications	0	1,678	0	0	(1,678)	0
Balance as of October 28, 2007	**$123,364**	**$73,780**	**$203,214**	**$194,724**	**$ 674**	**$595,756**

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. Intangible assets with a gross carrying value of $22.6 million were added during fiscal year 2007 related to the acquisitions of Saag's, Provena, and Burke.

	October 28, 2007			October 29, 2006		
(In Thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Life (in Years)
Customer lists/relationships	**$ 23,769**	**(4,570)**	**8.9**	$11,300	(3,093)	11.0
Proprietary software & technology	**23,190**	**(6,168)**	**8.9**	17,040	(3,831)	9.2
Formulas & recipes	**20,364**	**(9,360)**	**8.8**	20,875	(9,574)	8.1
Non-compete covenants	**19,660**	**(14,040)**	**4.8**	19,310	(11,103)	4.9
Distribution network	**4,120**	**(1,715)**	**10.0**	3,700	(1,303)	10.0
Purchase & supply agreements	**2,140**	**(2,126)**	**3.2**	2,460	(2,096)	3.1
Other intangibles	**9,616**	**(4,057)**	**6.0**	7,992	(2,845)	6.7
Total	**$102,859**	**(42,036)**	**7.8**	$82,677	(33,845)	7.8

Amortization expense for the fiscal years ended October 28, 2007, October 29, 2006, and October 30, 2005, was $12.1 million, $11.7 million, and $9.4 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 28, 2007, is as follows:

2008	$11,942
2009	10,259
2010	9,158
2011	7,701
2012	7,267

The carrying amounts for indefinite-lived intangible assets are as follows. The increase in fiscal year 2007 primarily represents trademarks acquired from Saag's and Burke.

(In Thousands)	October 28, 2007	October 29, 2006
Unamortized Intangible Assets:		
Brand/tradename/trademarks	$ 93,430	$91,159
Other intangibles	7,984	7,984
Total	$101,414	$99,143

During the fourth quarter of fiscal 2007, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

NOTE E
Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

(In Thousands)	October 28, 2007	October 29, 2006
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Other	54	420
	350,054	350,420
Less current maturities	49	366
Total	$350,005	$350,054

The company has a $200.0 million revolving line of credit which bears interest at variable rates below prime. As of October 28, 2007, the company recorded $70.0 million related to this line of credit as notes payable/short-term debt in the consolidated statement of financial position. A fixed fee is paid for the availability of these credit lines.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 28, 2007, are as follows:

(In Thousands)	
2008	$ 49
2009	5
2010	0
2011	350,000
2012	0

Total interest paid during fiscal 2007, 2006, and 2005 was $27.4 million, $25.7 million, and $27.9 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $368.6 million.

NOTE F
Pension and Other Post-retirement Benefits

The company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company's defined contribution benefit plans in 2007, 2006, and 2005 were $23.3 million, $23.3 million, and $21.2 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. In 2007, several amendments were enacted that affected the company's defined benefit pension plans at the measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of amendments which eliminated some types of compensation from inclusion in the benefit obligation calculation and limited eligibility for lump sum distributions. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-13 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 6-13 years.

The annual measurement date used to determine pension and other post-retirement benefit amounts is August 1. Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits		
(In Thousands)	2007	2006	2005	2007	2006	2005
Service cost	$ 18,993	22,204	$ 19,224	$ 2,993	$ 3,516	$ 3,238
Interest cost	42,524	40,609	40,267	23,077	21,645	22,428
Expected return on plan assets	(53,465)	(51,324)	(47,750)			
Amortization of prior service cost	(116)	910	910	5,732	5,654	5,654
Recognized actuarial loss	5,851	9,800	13,738	3,687	3,539	3,857
Settlement charges	(158)	11,261				
Net periodic cost	$ 13,629	$ 33,460	$ 26,389	$35,489	$34,354	$35,177

On October 28, 2007, the company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS No. 158 required the company to recognize the funded status of its pension plans in the October 28, 2007, consolidated statement of financial position, with a corresponding adjustment to accumulated other comprehensive loss. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs remaining from the initial adoption of SFAS No. 87, "Employer's Accounting for Pensions," all of which were previously netted against the plans' funded status in the company's consolidated statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive loss. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the company's consolidated statement of financial position at October 28, 2007, are presented in the following table. The adoption of SFAS No. 158 had no effect on the company's consolidated statements of operations for the year ended October 28, 2007, or for any prior period presented, and it will not affect the company's operating results in future periods. Had the company not been required to adopt SFAS No. 158 at October 28, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effects of recognizing the additional minimum liability are included in the table below in the column labeled "Prior to Adopting SFAS No. 158".

	Pension Benefits October 28, 2007			Post-retirement Benefits October 28, 2007		
(In Thousands)	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported
Prepaid benefit cost	$158,643	$(59,640)	$ 99,003	$ 0	$ 0	$ 0
Deferred income tax (liabilities) assets	(24,339)	30,414	6,075	113,299	31,413	144,712
Accrued benefit liability	(90,538)	(19,921)	(110,459)	(280,747)	(82,254)	(363,001)
Accumulated other comprehensive loss	9,556	49,147	58,703		50,841	50,841

Included in accumulated other comprehensive loss for pension benefits at October 28, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $3.3 million and unrecognized actuarial losses of $98.3 million. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ended October 26, 2008, is $(0.2) million and $5.3 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 28, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $50.5 million and unrecognized actuarial losses of $31.8 million. The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ended October 26, 2008, is $5.9 million and $2.9 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans:

(In Thousands)	Pension Benefits 2007	Pension Benefits 2006	Post-retirement Benefits 2007	Post-retirement Benefits 2006
Change in benefit obligation:				
Benefit obligation at beginning of year	**$700,764**	$772,801	**$ 379,939**	$ 406,291
Benefit obligation of assumed plan		2,233		
Service cost	**18,993**	22,231	**2,993**	3,516
Interest cost	**42,524**	40,592	**23,077**	21,645
Plan amendments	**(8,233)**		**(1,392)**	
Actuarial loss (gain)	**3,336**	(63,867)	**(10,625)**	(22,197)
Benefits paid	**(41,509)**	(73,226)	**(24,648)**	(29,316)
Benefit obligation at end of year	**$715,875**	$700,764	**$ 369,344**	$ 379,939

(In Thousands)	Pension Benefits 2007	Pension Benefits 2006	Post-retirement Benefits 2007	Post-retirement Benefits 2006
Change in plan assets:				
Fair value of plan assets at beginning of year	**$667,502**	$639,515	**$ 0**	$ 0
Fair value of assumed plan		1,701		
Actual return on plan assets	**72,633**	43,381		
Employer contributions	**5,298**	56,131		
Benefits paid	**(41,509)**	(73,226)		
Fair value of plan assets at end of year	**703,924**	667,502	**0**	0
Funded status	**(11,951)**	(33,262)	**(369,344)**	(379,939)
Unrecognized actuarial loss		120,084		46,145
Unrecognized prior service cost		4,553		57,544
Benefit payments subsequent to measurement date	**495**	688	**6,343**	4,800
Funded status at end of year	**$ (11,456)**	$ 92,063	**$(363,001)**	$(271,450)

Amounts recognized in the consolidated statements of financial position as of October 28, 2007, and October 29, 2006, are as follows:

(In Thousands)	Pension Benefits 2007	Pension Benefits 2006	Post-retirement Benefits 2007	Post-retirement Benefits 2006
Prior to adoption of funded status provision of SFAS No. 158:				
Prepaid benefit cost	**$ 0**	$ 160,233	**$ 0**	$ 0
Accrued benefit liability		(94,614)		(276,250)
Accumulated other comprehensive loss		25,756		
Benefit payments subsequent to measurement date		688		4,800
Net amount recognized	**0**	92,063	**0**	(271,450)
After the adoption of funded status provisions of SFAS No. 158:				
Prepaid benefit cost	**99,003**	0	**0**	0
Accrued benefit liability – current	**(4,330)**		**(28,320)**	
Accrued benefit liability – long term	**(106,129)**		**(334,681)**	
Net amount recognized	**$ (11,456)**	$ 0	**$(363,001)**	$ 0

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $112.8 million, $93.4 million, and $1.6 million, respectively, as of October 28, 2007, and $117.4 million, $96.4 million, and $1.8 million, respectively, as of October 29, 2006.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2007	2006
Discount rate	**6.40%**	6.33%
Rate of future compensation increase	**4.00%**	4.00%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2007	2006	2005
Discount rate	**6.33%**	5.50%	6.25%
Rate of future compensation increase	**4.00%**	4.00%	4.00%
Expected long-term return on plan assets	**8.25%**	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. The rate is assumed to decrease by 1% per year to 5% for 2010, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In Thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2,213	$ (1,900)
Effect on the post-retirement benefit obligation	27,843	(25,130)

The actual and target weighted-average asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

	2007		2006	
Asset Category	Actual	Target Range	Actual	Target Range
Equity Securities	71.7%	60-80%	69.6%	60-80%
Fixed Income	27.8%	25-35%	29.9%	25-35%
Other	0.5%	0%	0.5%	0%

Target allocations are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the company's projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans.

As of the 2007 measurement date, plan assets included 2.1 million shares of common stock of the company having a market value of $70.8 million or 10% of total plan assets. Dividends paid during the year on shares held by the plan were $1.2 million. In 2006, plan assets included 2.1 million shares of common stock of the company having a market value of $77.6 million or 12% of total plan assets.

The company made a discretionary contribution of $0.7 million to the company's defined benefit plans in 2007. At this time, the company anticipates making a discretionary contribution of up to $1.0 million to fund the pension plans during fiscal year 2008. The company expects to make contributions of $32.2 million during 2008 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(In Thousands)	Pension Benefits	Post-retirement Benefits
2008	$ 40,398	$ 28,320
2009	41,581	28,545
2010	40,612	28,552
2011	40,686	28,519
2012	42,383	27,970
2013 and later	225,172	131,578

NOTE G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2007	2006	2005
Current:			
U.S. Federal	**$153,413**	$151,484	$159,331
State	**19,643**	18,487	14,019
Foreign	**1,418**	1,169	3,106
Total current	**174,474**	171,140	176,456
Deferred:			
U.S. Federal	**(5,689)**	(24,521)	(25,688)
State	**(840)**	(2,215)	1,355
Total deferred	**(6,529)**	(26,736)	(24,333)
Total provision for income taxes	**$167,945**	$144,404	$152,123

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $118.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	October 28, 2007	October 29, 2006
Deferred tax liabilities:		
Tax over book depreciation	**$ (67,758)**	$ (70,101)
Pension assets	**(37,047)**	(60,453)
Book/tax basis difference from acquisitions	**(33,310)**	(39,205)
Other, net	**(42,640)**	(36,570)
Deferred tax assets:		
Post-retirement benefits	**144,712**	108,347
Pension benefits	**43,122**	39,853
Stock options	**20,903**	16,258
Deferred compensation	**18,935**	17,775
Insurance accruals	**12,029**	12,900
Vacation accrual	**11,783**	11,033
Other, net	**48,074**	56,085
Net deferred tax assets	**$118,803**	$ 55,922

Included in net deferred tax assets in fiscal 2007 was $61.8 million related to the adoption of SFAS No. 158. See additional discussion in Note F.

Reconciliation of the statutory federal income tax rate to the company's effective tax rate is as follows:

	2007	2006	2005
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes on income, net of federal tax benefit	**2.8**	2.4	2.5
Medicare Part D Supplement	**(0.3)**	(1.2)	0.0
Manufacture Deduction	**(0.8)**	(1.0)	0.0
All other, net	**(1.0)**	(1.7)	(0.1)
Effective tax rate	**35.7%**	33.5%	37.4%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries and joint ventures, which were approximately $39.7 million as of October 28, 2007. The company has reinvested such earnings overseas in foreign operations indefinitely.

Total income taxes paid during fiscal 2007, 2006, and 2005 were $222.9 million, $155.2 million, and $136.8 million, respectively.

NOTE H
Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 15 years. The company has also entered into grow-out contracts with independent farmers to raise turkeys for the company for periods up to 25 years. Under these arrangements, the company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to two years. Under these contracts, the company is committed at October 28, 2007, to make purchases, assuming current price levels, as follows:

(In Thousands)

2008	$ 885,976
2009	705,732
2010	512,731
2011	349,533
2012	318,699
Later years	1,208,505
Total	$3,981,176

Purchases under these contracts for fiscal 2007, 2006, and 2005 were $989.6 million, $939.3 million, and $1,039.1 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 28, 2007, as follows:

(In Thousands)

2008	$ 8,011
2009	5,604
2010	4,420
2011	3,350
2012	2,639
Later years	6,752
Total	$30,776

The company expensed $23.0 million, $23.3 million, and $23.0 million for rent in fiscal 2007, 2006, and 2005, respectively.

The company has commitments to expend approximately $115.3 million to complete construction in progress at various locations as of October 28, 2007.

As a condition to the sale of Vista International Packaging, Inc., the company has contracted to continue purchasing specified amounts of packaging materials over seven years. The contracted amounts approximate historical purchases of those items, and result in a maximum obligation of $21.4 million if those purchasing levels are not attained.

As of October 28, 2007, the company had $38.4 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the company's self-insured workers' compensation programs. However, that amount also includes a revocable $1.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the company's consolidated statements of financial position.

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition, or liquidity.

NOTE I
Stock-Based Compensation

The company has stock incentive plans for employees and non-employee directors, including stock options and nonvested shares. The company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Ordinary options vest over periods ranging from six months to four years and expire ten years after the date of the grant. The company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

During the first quarter of fiscal 2007, the company made a one-time grant of 100 stock options to each active, full-time employee of the company on January 8, 2007. This grant vests upon the earlier of five years or attainment of a closing stock price of $50.00 per share for five consecutive trading days, and expires ten years after the grant date.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 28, 2007, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 29, 2006	8,823	$24.81		
Granted	2,989	37.92		
Exercised	(665)	17.03		
Forfeited	(208)	37.24		
Outstanding at October 28, 2007	**10,939**	**$28.63**	**6.3 yrs**	**$92,491**
Exercisable at October 28, 2007	**6,268**	**$23.89**	**4.7 yrs**	**$80,909**

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Weighted-average grant date fair value	**$ 9.41**	$ 9.26	$ 8.35
Intrinsic value of exercised options	**$13,937**	$15,470	$20,194

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following weighted-average assumptions:

	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Risk-free interest rate	**4.6%**	4.5%	4.1%
Dividend yield	**1.6%**	1.7%	1.7%
Stock price volatility	**21.0%**	21.0%	22.0%
Expected option life	**7 years**	8 years	8 years

As part of the valuation process, the company reassesses the appropriateness of the inputs used in the valuation models. The company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date, where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the company's Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for ordinary option grants, the company has not stratified option holders as exercise behavior has historically been consistent across all employee groups. For the valuation of the one-time options grant made during the first quarter of fiscal 2007, the company assumed early exercise behavior for a portion of the employee population.

The company's nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 28, 2007, and changes during the fiscal year then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at October 29, 2006	99	$32.16
Granted	29	37.80
Vested	(74)	33.21
Nonvested at October 28, 2007	**54**	**$33.77**

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Weighted-average grant date fair value	**$37.80**	$33.44	$31.50
Fair value of nonvested shares granted	**$1,105**	$2,656	$2,000
Fair value of shares vested	**$2,461**	$3,332	$ 30

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below. The expense for fiscal 2007 includes $2.9 million (before tax) related to the one-time grant of 100 stock options to all active, full-time employees during the first quarter.

	Fiscal Year Ended		
(In Thousands)	**October 28, 2007**	October 29, 2006	October 30, 2005
Stock-based compensation expense recognized	**$15,327**	$18,985	$10,661
Income tax benefit recognized	**(5,830)**	(7,130)	(4,092)
After-tax stock-based compensation expense	**$ 9,497**	$11,855	$ 6,569

At October 28, 2007, there was $17.9 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 3.0 years. During fiscal years 2007, 2006, and 2005, cash received from stock option exercises was $6.2 million, $4.1 million, and $8.2 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $5.3 million, $7.0 million, and $7.8 million, respectively. The amounts reported for tax deductions for options exercises include $4.8 million and $4.5 million in fiscal years 2007 and 2006, respectively, of excess tax benefits which are included in "Other" under financing activities on the consolidated statements of cash flows (with an offsetting amount in other operating activities).

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 8,034 at October 28, 2007, 10,771 at October 29, 2006, and 2,045 at October 30, 2005.

NOTE J
Derivatives and Hedging

The company uses hedging programs to manage price risk associated with commodity purchases and foreign currency transactions. These programs utilize futures contracts and swaps to manage the company's exposure to price fluctuations in the commodities markets and fluctuations in foreign currencies. The company has determined its hedge programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company's future direct grain purchases. The company has entered into various NYMEX-based swaps to hedge the purchase of natural gas at certain plant locations. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies for certain foreign-denominated transactions. The financial instruments are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a gain of $0.8 million, a charge of $0.2 million, and a gain of $0.1 million to earnings in fiscal years 2007, 2006, and 2005, respectively, related to ineffectiveness. Effective gains or losses related to these cash flow hedges are reported as other comprehensive loss and reclassified into earnings, through cost of products sold (commodity positions) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain and currency exposure beyond 12 months and its natural gas exposure beyond 36 months.

As of October 28, 2007, the company has included in accumulated other comprehensive loss hedging gains of $2.3 million (net of tax) relating to its positions, compared to hedging losses of $1.5 million (net of tax) as of October 29, 2006. The company expects to recognize the majority of these gains over the next 12 months. Losses in the amount of $7.9 million, gains of $0.2 million, and losses of $0.5 million, before tax, were reclassified into earnings in fiscal years 2007, 2006, and 2005, respectively. There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

Fair Value Hedge: The company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the company's commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a gain of $2.2 million, a charge of $2.0 million, and an immaterial gain to earnings in fiscal years 2007, 2006, and 2005, respectively, related to ineffective positions. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. Gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transaction affects earnings.

As of October 28, 2007, the fair value of the company's open futures contracts included on the statement of financial position was $4.1 million, compared to $(15.2) million as of October 29, 2006. Losses on closed futures contracts in the amount of $11.4 million and $0.5 million, and gains of $4.2 million, before tax, were recognized in earnings in fiscal years 2007, 2006, and 2005, respectively. There were no gains or losses recognized into earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

Other: As of October 29, 2006, the company held certain futures contracts positions as part of a merchandising program designed to enhance the margins of company-owned livestock. The company did not apply hedge accounting to these positions. During fiscal year 2007, the company recorded a charge of $0.5 million through cost of products sold to record these contracts at their fair value. The merchandising program was closed by the end of the second quarter of fiscal 2007.

NOTE K
Segment Operating Results

The company develops, processes, and distributes a wide array of food products in a variety of markets. Under the criteria set forth by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

The Refrigerated Foods segment includes the Hormel Refrigerated, Farmer John, and Dan's Prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated. Prior to fiscal 2007, the Dan's Prize operating segment was reported in the All Other segment. All prior year information has been reclassified to reflect this change.

The Jennie-O Turkey Store (JOTS) segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The All Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells company products internationally. This segment also includes various miscellaneous corporate sales. As noted above, this segment previously included Dan's Prize, which became an operating segment of Refrigerated Foods beginning in fiscal 2007.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the consolidated statements of operations. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included below as net interest and investment income and general corporate expense when reconciling to earnings before income taxes.

Sales and operating profits for each of the company's business segments and reconciliation to earnings before income taxes are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In Thousands)	2007	2006	2005
Sales to Unaffiliated Customers			
Grocery Products	$ 879,423	$ 846,494	$ 799,291
Refrigerated Foods	3,270,204	3,018,589	2,861,561
Jennie-O Turkey Store	1,162,152	1,105,456	1,088,324
Specialty Foods	692,468	624,586	518,673
All Other	188,785	150,356	146,148
Total	$6,193,032	$5,745,481	5,413,997
Intersegment Sales			
Grocery Products	$ 0	$ 0	$ 0
Refrigerated Foods	2,801	1,885	2,236
Jennie-O Turkey Store	94,570	79,622	69,710
Specialty Foods	154	219	139
All Other	0	0	0
Total	97,525	81,726	72,085
Intersegment elimination	(97,525)	(81,726)	(72,085)
Total	$ 0	$ 0	$ 0
Net Sales			
Grocery Products	$ 879,423	$ 846,494	$ 799,291
Refrigerated Foods	3,273,005	3,020,474	2,863,797
Jennie-O Turkey Store	1,256,722	1,185,078	1,158,034
Specialty Foods	692,622	624,805	518,812
All Other	188,785	150,356	146,148
Intersegment elimination	(97,525)	(81,726)	(72,085)
Total	$6,193,032	$5,745,481	$5,413,997
Segment Operating Profit			
Grocery Products	$ 141,445	$ 137,580	$ 132,047
Refrigerated Foods	173,924	149,142	142,095
Jennie-O Turkey Store	106,890	128,734	136,071
Specialty Foods	61,448	48,579	27,310
All Other	23,085	17,292	10,120
Total segment operating profit	$ 506,792	$ 481,327	$ 447,643
Net interest and investment income	(14,083)	(20,166)	(19,213)
General corporate expense	(22,872)	(30,618)	(21,704)
Earnings before income taxes	$ 469,837	$ 430,543	$ 406,726

(In Thousands)	2007	2006	2005
Assets			
Grocery Products	$ 414,377	$ 388,493	$ 261,314
Refrigerated Foods	1,100,394	964,154	911,197
Jennie-O Turkey Store	711,399	698,663	688,841
Specialty Foods	438,836	426,787	430,246
All Other	149,181	116,894	92,458
Corporate	579,463	465,315	462,504
Total	$3,393,650	$3,060,306	$2,846,560
Additions to Property, Plant and Equipment			
Grocery Products	$ 18,890	$ 25,955	$ 9,657
Refrigerated Foods	56,288	63,481	58,650
Jennie-O Turkey Store	29,685	25,814	19,822
Specialty Foods	9,690	6,363	5,357
All Other	1,595	978	971
Corporate	9,647	18,925	12,637
Total	$ 125,795	$ 141,516	$ 107,094
Depreciation and Amortization			
Grocery Products	$ 9,778	$ 9,198	$ 6,575
Refrigerated Foods	50,585	47,222	44,181
Jennie-O Turkey Store	34,242	33,855	33,862
Specialty Foods	14,948	15,353	15,121
All Other	2,021	1,508	1,777
Corporate	15,164	13,965	13,673
Total	$ 126,738	$ 121,101	$ 115,189

The company's products primarily consist of meat and other food products. Perishable meat includes fresh meats, sausages, hams, wieners, and bacon (excluding JOTS products).

Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Poultry category is composed primarily of JOTS products. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended		
	October 28, 2007	October 29, 2006	October 30, 2005
Perishable meat	54.2%	53.8%	54.0%
Poultry	19.2	19.7	20.1
Shelf-stable	16.8	17.1	16.3
Other	9.8	9.4	9.6
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the final customer destination where title passes. No individual foreign country is material to the consolidated results. Additionally, the company's long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years are as follows:

	Fiscal Year Ended		
(In thousands)	October 28, 2007	October 29, 2006	October 30, 2005
United States	$5,939,359	$5,528,197	$5,189,206
Foreign	253,673	217,284	224,791
	$6,193,032	$5,745,481	$5,413,997

NOTE L
Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 28, 2007, and October 29, 2006.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2007					
First quarter	$1,504,083	$359,437	$ 75,325	$0.55	$0.54
Second quarter	1,504,597	345,886	68,001	0.49	0.49
Third quarter	1,520,005	323,381	57,374	0.42	0.41
Fourth quarter	1,664,347	385,823	101,192	0.74	0.73
2006					
First quarter	$1,415,933	$352,995	$ 69,276	$0.50	$0.50
Second quarter	1,365,345	331,479	67,308	0.49	0.48
Third quarter	1,406,894	322,154	59,551	0.43	0.43
Fourth quarter	1,557,309	376,562	90,004	0.65	0.64

Independent Auditors

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Stock Listing

HRL Listed NYSE

Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 10,700 record shareholders and over 20,600 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification of the company's compliance with corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual was submitted to the NYSE on February 12, 2007. The company filed with the Securities and Exchange Commission (SEC), as Exhibits 31.1, 31.2, and 31.3 to its Form 10-K filed on January 12, 2007, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company's public disclosure.

Common Stock Data

The high and low prices of the company's common stock and the dividends per share declared for each fiscal quarter of 2007 and 2006, respectively, are shown below:

2007	High	Low	Dividend
First Quarter	39.09	34.83	.1500
Second Quarter	39.15	36.05	.1500
Third Quarter	39.88	35.00	.1500
Fourth Quarter	37.36	30.04	.1500

2006	High	Low	Dividend
First Quarter	35.43	31.46	.1400
Second Quarter	36.09	32.59	.1400
Third Quarter	38.34	33.15	.1400
Fourth Quarter	38.41	35.16	.1400

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
www.shareowneronline.com

For the convenience of shareholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

Since December 2004, the company has participated in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access "First Time Visitor Sign Up" to arrange for a PIN setup.

Household Sorting

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings. We cannot household sort between record accounts and brokerage accounts.

Dividend Reinvestment Plan

Hormel Foods Corporation's Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank, N.A., transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

Dividends

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

Reports and Publications

Copies of the company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. The company's Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 29, 2008, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5007

Media Inquiries
(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:
Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or its subsidiaries.

Corporate Officers

Jeffrey M. Ettinger*
Chairman of the Board,
President and Chief Executive Officer

Gary J. Ray*
President, Protein Business Units

Ronald W. Fielding
Executive Vice President

Jody H. Feragen*
Senior Vice President
and Chief Financial Officer

Steven G. Binder
Group Vice President

Richard A. Bross
Group Vice President
President, Hormel Foods International

Robert A. Tegt
Group Vice President

Michael D. Tolbert
Group Vice President
President, Jennie-O Turkey Store, Inc.

Larry L. Vorpahl
Group Vice President

James W. Cavanaugh
Senior Vice President
and General Counsel

Thomas R. Day
Senior Vice President

William F. Snyder
Senior Vice President

D. Scott Aakre
Vice President

Deanna T. Brady
Vice President

Julie H. Craven
Vice President

Bryan D. Farnsworth
Vice President

Roland G. Gentzler
Vice President and Treasurer

Dennis B. Goettsch
Vice President

Daniel A. Hartzog
Vice President

David P. Juhlke
Vice President

Donald H. Kremin
Vice President

Phillip L. Minerich, Ph.D.
Vice President

Kurt F. Mueller
Vice President

Larry J. Pfeil
Vice President

Russell C. Potter
Vice President

Douglas R. Reetz
Vice President

Bruce R. Schweitzer
Vice President

James N. Sheehan
Vice President and Controller

James M. Splinter
Vice President

Joe C. Swedberg
Vice President

Brian D. Johnson
Corporate Secretary

Kevin C. Jones
Assistant Secretary

*Director


Hormel
Foods

HORMEL FOODS CORPORATION

AUSTIN, MINNESOTA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The Annual Meeting of Stockholders of Hormel Foods Corporation, a Delaware corporation, will be held in the Richard L. Knowlton Auditorium of the Austin High School, 300 NW 4th Street, Austin, Minnesota, on Tuesday, January 29, 2008, at 8:00 p.m. Central standard time. The items of business are:

1. Elect a board of 13 directors for the ensuing year;

2. Ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending October 26, 2008;

3. Approve the Hormel Foods Corporation Operators' Share Incentive Compensation Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code; and

4. Such other matters as may properly come before the meeting.

The Board of Directors has fixed December 3, 2007, at the close of business, as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors

Brian D. Johnson

BRIAN D. JOHNSON
Corporate Secretary

December 19, 2007


SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2007
WASH. D.C.
161
SECTION

TABLE OF CONTENTS

Page

GENERAL INFORMATION 1

MEETING ADMISSION 2

CONDUCT OF MEETING 2

ITEM 1 – ELECTION OF DIRECTORS 2

NOMINEES FOR DIRECTORS 2

CORPORATE GOVERNANCE 5

- Corporate Governance Guidelines 5
- Code of Ethical Business Conduct 5
- Stock Ownership Guidelines 5
- Board Independence 5
- Board of Director and Committee Meetings 6
- Policy Regarding Attendance at Annual Meetings 9
- Board Communication 9

COMPENSATION OF DIRECTORS 9

AUDIT COMMITTEE REPORT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES 11

- Audit Committee Report 11
- Independent Registered Public Accounting Firm Fees 11
- Audit Committee Preapproval Policies and Procedures 12

ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 12

ITEM 3 – APPROVAL OF THE HORMEL FOODS CORPORATION OPERATORS' SHARE INCENTIVE COMPENSATION PLAN 12

EQUITY COMPENSATION PLAN INFORMATION 15

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS 15

SECURITY OWNERSHIP OF MANAGEMENT 16

EXECUTIVE COMPENSATION 17

COMPENSATION COMMITTEE REPORT 17

COMPENSATION DISCUSSION AND ANALYSIS 17

- Compensation Overview 17
- Executive Compensation Programs 18
- Base Salary 18
- Operators' Share Incentive Compensation Plan 18
- Stock Incentive Plan 21
- Long-Term Incentive Plan 22

Pension Plan 23
Supplemental Executive Retirement Plan 23
Nonqualified Deferred Compensation Plan 23
Survivor Income Protection Plan 24
Perquisites 24
How Annual Compensation Decisions are Made 24
Tax Deductibility 26

COMPENSATION OF NAMED EXECUTIVE OFFICERS (NEOS) 26

SUMMARY COMPENSATION TABLE 26
ALL OTHER COMPENSATION TABLE 27
GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2007 28
OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END 30
OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2007 32
PENSION BENEFITS 32
NONQUALIFIED DEFERRED COMPENSATION 33
POTENTIAL PAYMENTS UPON TERMINATION 33

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION 35

RELATED PARTY TRANSACTIONS 35

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 35

VIEWING AND DELIVERY OF PROXY MATERIALS 36

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING OF STOCKHOLDERS 36

OTHER MATTERS 36

APPENDIX A HORMEL FOODS CORPORATION OPERATORS' SHARE INCENTIVE COMPENSATION PLAN

PROXY STATEMENT

HORMEL FOODS CORPORATION
(CUSIP No. 440452100)
1 HORMEL PLACE
AUSTIN, MINNESOTA 55912

The enclosed proxy is solicited by the Board of Directors of Hormel Foods Corporation **(the "Company")** for use at the Annual Meeting of Stockholders to be held on January 29, 2008. This proxy statement and form of proxy are first being mailed to stockholders on or about December 19, 2007.

GENERAL INFORMATION

Voting Securities - The Company had 135,514,238 shares of common stock outstanding as of December 3, 2007. Each share of stock is entitled to one vote. There is no cumulative voting. The Company has no other class of shares outstanding. Only stockholders of record at the close of business as of December 3, 2007 are entitled to vote at the meeting.

Voting Your Proxy - Whether or not you plan to attend the meeting, we encourage you to grant a proxy to vote your shares. Follow the instructions on your proxy card or electronic delivery notice to cast your vote via the Internet or telephone. To vote by mail, complete your proxy card with your vote, signature and date, and return it in the envelope provided.

If you submit a proxy without giving specific voting instructions, your shares will be voted in accordance with the Board of Directors' recommendations as follows:

"FOR:"

- Election to the Board of the 13 director nominees named in this proxy statement;
- Ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm for the next fiscal year; and
- Approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

The persons appointed as proxies will vote in their discretion on other matters as may properly come before the meeting and which the Company did not know of prior to November 1, 2007.

Revoking Your Proxy - You may revoke your proxy at any time before it is exercised by contacting the Corporate Secretary.

Expenses - The expenses of soliciting proxies will be paid by the Company. Proxies may be solicited at Company expense personally, or by mail, telephone or electronic communication, by directors, officers and other employees. Such persons will not receive additional compensation. The Company will reimburse banks, brokerage firms and other nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners. Your cooperation in promptly granting a proxy to vote your shares will help to avoid additional expense.

Quorum - A majority of the outstanding shares will constitute a quorum at the meeting. If a stockholder holds shares in "street name" and does not provide voting instructions to the holder of the account regarding non-discretionary matters, such shares are considered "broker nonvotes". "Street name" means the shares are held in a stock brokerage account or by a bank, trust or other institution. Broker nonvotes and abstentions are counted for purposes of determining the presence of a quorum for the transaction of business. Shares represented by abstentions are counted in the same manner as shares submitted with a "withheld" or "no" vote in tabulating the votes cast. Shares represented by broker nonvotes are not considered entitled to vote and thus are not counted for purposes of determining whether a proposal has been approved. Under current New York Stock Exchange **("NYSE")** rules, uninstructed brokers would have discretionary voting power for the election of directors (Item #1), for ratification of Ernst & Young LLP as independent registered public accounting firm (Item #2), and for approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan (Item #3).

MEETING ADMISSION

The following persons will be admitted to the Annual Meeting of Stockholders to be held on January 29, 2008:

- Stockholders of record at the close of business on December 3, 2007, and their immediate family members;
- Individuals holding written proxies executed by stockholders of record at the close of business on December 3, 2007;
- Stockholders who provide a letter or account statement from their broker, bank or other nominee showing that they owned stock held in the name of the broker, bank or other nominee at the close of business on December 3, 2007, and their immediate family members;
- Stockholders by virtue of stock held in the Company's Employee Stock Purchase Plan;
- Other individuals with the approval of the Corporate Secretary; and
- One authorized representative of stockholders that are corporations or other entities. Additional authorized representatives may be admitted with the approval of the Corporate Secretary.

CONDUCT OF MEETING

The Chairman will preside over the Annual Meeting of Stockholders pursuant to the Bylaws and by action of the Board of Directors. The Chairman has broad authority to ensure the orderly conduct of the meeting. This includes discretion to recognize stockholders or proxies who wish to speak, and to determine the extent of discussion on each item of business. Rules governing the conduct of the meeting will be available at the meeting along with the agenda. The Chairman may also rely on applicable law regarding disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all stockholders.

ITEM 1 – ELECTION OF DIRECTORS

The Board of Directors recommends a vote FOR each of the 13 director nominees listed below. The persons named as proxies will vote FOR the election of these 13 nominees to hold office as directors until the next Annual Meeting of Stockholders and until their successors are elected and qualify, unless stockholders specify otherwise. If any of such nominees become unavailable for any reason, it is intended that the proxies will vote for the election of such substitute persons as may be designated by the Board of Directors. Directors are elected by a plurality of the votes cast. The 13 candidates receiving the highest number of votes will be elected.

NOMINEES FOR DIRECTORS

Name	Age	Principal Occupation, Five-Year Business Experience, and Directorships	Year First Became a Director
TERRELL K. CREWS	52	Executive Vice President and Chief Financial Officer for Monsanto Company, an agricultural company, since 2000. Member of the Board of Trustees of Freed-Hardeman University, Henderson, Tennessee.	2007
JEFFREY M. ETTINGER	49	Chairman, President and Chief Executive Officer since November 21, 2006; President and Chief Executive Officer from January 1 to November 20, 2006; President and Chief Operating Officer from 2004 to 2006; Group Vice President from 2001 to 2004; Chief Executive Officer of Jennie-O Turkey Store, Inc. from 2003 to 2004; President of Jennie-O Turkey Store, Inc. from 2000 to 2003. Member of the Board of Directors of the Ordway Center for the Performing Arts, St. Paul, Minnesota, Grocery Manufacturers of America, Washington, D.C., American Meat Institute, Washington, D.C., Minnesota Business Partnership,	2004

Name	Age	Principal Occupation, Five-Year Business Experience, and Directorships	Year First Became a Director
		Minneapolis, Minnesota, Austin Medical Center Foundation, Austin, Minnesota, and The Hormel Foundation, Austin, Minnesota.	
JODY H. FERAGEN	51	Senior Vice President and Chief Financial Officer since January 2007; Vice President of Finance and Treasurer 2005 to 2007; Vice President and Treasurer 2001 to 2005.	2007
LUELLA G. GOLDBERG	70	Trustee, University of Minnesota Foundation since 1975, and Chair, Board of Trustees, from 1996 to 1998. Member, Board of Overseers, Carlson School of Management since 1979. Trustee and Chair Emerita, Wellesley College since 1996. Chair, Board of Trustees, Wellesley College, from 1985 to 1993; Acting President, Wellesley College, from July 1, 1993 to October 1, 1993. Life Director, Minnesota Orchestral Association since 1997; Chair, Board of Directors, Minnesota Orchestral Association from 1980 to 1983. Member of the Supervisory Board of ING Group, Amsterdam, The Netherlands. Member of the Board of Directors of TCF Financial Corporation, Minneapolis, Minnesota, and Communications Systems, Inc., Hector, Minnesota.	1993
SUSAN I. MARVIN	52	President, Marvin Windows and Doors since October 1995; Senior Vice President Sales and Marketing from 1985 to 1995; Trustee, University of Minnesota Foundation from 2001 to 2007; Board of Directors of Minnesota Chamber of Commerce from 1992 to 1997, and Chair in 1995. Member of the Board of Directors of Marvin Lumber and Cedar Company, Warroad, Minnesota, and Harvard Joint Center for Housing Studies Policy Advisory Board, Cambridge, Massachusetts.	2002
JOHN L. MORRISON	62	Managing Director, Goldner Hawn Johnson & Morrison Incorporated, a private equity investment firm, since 1989; Chairman, Callanish Capital Partners, a private hedge fund, since 2001; Executive Vice President of Pillsbury and Chairman of the U.S. Consumer Foods Group, 1987 to 1989; President of Pillsbury's International Group, 1981 to 1987; member of the President's Foreign Intelligence Advisory Board, Washington, D.C., since 2006. Member of the Board of Directors of Andersen Windows, Inc., St. Paul, Minnesota.	2003
ELSA A. MURANO, Ph.D.	48	Pending appointment as President of Texas A&M University, December 2007; Texas A&M University Vice Chancellor and Dean of Agriculture, Director of the Texas Agricultural Experiment Station, since 2005; Professor, Department of Animal Science, Texas A&M University, since 2001; Undersecretary for Food Safety, U.S. Department of Agriculture, 2001 to 2004.	2006

Name	Age	Principal Occupation, Five-Year Business Experience, and Directorships	Year First Became a Director
ROBERT C. NAKASONE	59	Chief Executive Officer, NAK Enterprises, LLC, an investment and consulting company, since 2000; Chief Executive Officer, Toys "R" Us, Inc., 1998 to 1999; President and Chief Operating Officer from 1994 to 1997; Vice Chairman from 1989 to 1993; and President U.S. Toy Stores from 1985 to 1988; prior to 1985, served in multiple senior executive capacities with the Jewel Companies, Inc., including Group Vice-President and General Manager of the Jewel Food Stores Midwest Region. Member of the Board of Directors of Staples, Inc., Framingham, Massachusetts.	2006
RONALD D. PEARSON	67	Chairman Emeritus of Hy-Vee, Inc., a retail grocery company, since 2006; Chairman of the Board, President and Chief Executive Officer of Hy-Vee, Inc. from 1989 to 2006. Member of the Board of Directors of Hy-Vee, Inc., West Des Moines, Iowa, Hy-Vee Weitz Construction, L.C., West Des Moines, Iowa, and Food Marketing Institute, Washington, D.C.	2007
DAKOTA A. PIPPINS	59	President and Chief Executive Officer, Pippins Strategies, LLC, a marketing consulting company, since 2003; Director of Urban Think Tank and Director of Planning for the Vigilante Division of Leo Burnett, USA, an advertising agency, from 1998 to 2003; Director of Management Institute at New York University from 1990 to 1995, and Adjunct Associate Professor at New York University since 1990; Senior Vice President, Chisholm-Mingo Group, an integrated marketing company, 1997 to 1998.	2001
GARY J. RAY	61	President Protein Business Units since July 2007; Executive Vice President Refrigerated Foods from 1999 to 2007; Executive Vice President Operations from 1992 to 1999. Member of the Board of Directors of Austin Medical Center, Community Bank, The Hormel Institute, and The Hormel Foundation, all of Austin, Minnesota.	1990
HUGH C. SMITH, M.D.	68	Professor of Medicine, Mayo Clinic College of Medicine, and Consultant in the Cardiovascular Division at Mayo Clinic, since 1972; Chief Executive Officer, Mayo Clinic-Rochester, 1999 to 2006; Vice President, Mayo Foundation, 2002 to 2005; Member of the Board of Trustees, Mayo Clinic, 1999 to 2005; Chair, Rochester Board of Governors, Mayo Clinic, 1999 to 2005. Member of the Board of Directors of Dartmouth Hitchcock Medical Center, Lebanon, New Hampshire, and Blue Cross Blue Shield Minnesota, Eagan, Minnesota.	2006
JOHN G. TURNER	68	Chairman, Hillcrest Capital Partners, a financial services organization, since 2002; Vice Chairman of ING Americas 2000 to 2002; Chairman and Chief Executive Officer of ReliaStar Financial Corp., a financial services company, from 1993 to 2000. Member of the Board of Directors of Conseco, Inc., Carmel, Indiana.	2000

No family relationship exists between any of the director nominees or executive officers of the Company.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines which include the following:

- At all times a substantial majority of the Board will be independent, as that term is defined in relevant law and the NYSE listing standards;
- Directors who (1) retire or change their principal employment, (2) reach retirement age of 72, or (3) take action that creates a conflict of interest with the Company, must submit a letter of resignation from the Board. The Board may accept or reject a letter of resignation. It is the Board's general policy that directors will not stand for reelection after reaching age 72;
- The Board and Board committees will conduct annual self-evaluations;
- Directors participate in an annual strategic planning retreat, which provides directors a detailed overview of the Company's strategic business plans and an opportunity to access senior management of the Company;
- All non-management directors will meet in executive session at least quarterly;
- The Compensation Committee will evaluate the Chief Executive Officer's performance annually. This evaluation is based in part on a self-evaluation by the Chief Executive Officer that is reviewed by all the nonemployee directors. The annual evaluation will take into account the Chief Executive Officer's performance measured against established goals. After the process has been completed, the Compensation Committee will set the Chief Executive Officer's compensation;
- Directors will have full access to officers and employees of the Company; and
- The Board and each committee have the power to hire independent legal, financial or other advisers, without consulting or obtaining the approval of any officer of the Company.

The Company's Corporate Governance Guidelines may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance". A copy of the Corporate Governance Guidelines is available in print free of charge to any stockholder who requests it.

Code of Ethical Business Conduct

The Company has adopted a Code of Ethical Business Conduct that covers its directors, officers and employees. This Code of Ethical Business Conduct may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance". A copy of the Code of Ethical Business Conduct is available in print free of charge to any stockholder who requests it.

Stock Ownership Guidelines

The Company's officers and directors are subject to stock ownership guidelines. Officers are expected to hold Company stock equivalent to 2.5 to 5 times their annual base salary, depending on position. Directors are expected to hold Company stock equivalent to 4 times their annual retainer. The value of shares individually owned, held in Company benefit plans, and deferred in the Company's deferred compensation plans are counted toward the guidelines. Individual ownership of shares is determined under Section 16 of the Securities Exchange Act of 1934, as amended.

The guidelines were adopted effective January 1, 2005. All officers and directors have an initial five year phase-in period to comply with the guidelines. Newly elected officers and directors have five years from their election to comply with the guidelines. Officers promoted to a level requiring higher stock ownership under the guidelines have five years to achieve compliance.

Board Independence

The Company's Corporate Governance Guidelines require that a substantial majority of the Company's directors be independent. The NYSE listing standards require that a majority of the Company's directors be independent and that the Audit, Compensation and Governance Committees be comprised entirely of independent directors. The Board of Directors has adopted standards to assist it in making the annual determination of each director's independence status. These Director

Independence Standards are consistent with the NYSE listing standards. The Director Independence Standards are posted on the Company's Web site at www.hormelfoods.com under "Investor - Corporate Governance". A director will be considered "independent" if he or she meets the requirements of the standards and the independence criteria in the NYSE listing standards.

The Board of Directors has affirmatively determined that the following directors have no direct or indirect material relationship with the Company and satisfy the requirements to be considered independent:

Terrell K. Crews
Luella G. Goldberg
Susan I. Marvin
John L. Morrison
Elsa A. Murano, Ph.D.
Robert C. Nakasone
Ronald D. Pearson
Dakota A. Pippins
Hugh C. Smith, M.D.
John G. Turner
John R. Block (retired October 1, 2007)
E. Peter Gillette, Jr. (retired October 1, 2007)

The Board also has determined that each of the Company's Audit, Compensation, Contingency and Governance Committees is composed solely of independent directors. In making the independence determinations, the Board of Directors reviewed all of the directors' relationships with the Company. This review is based primarily on a review of the responses of the directors to questions regarding employment, business, family, compensation and other relationships with the Company and its management. In making the independence determination for Mr. Pearson, the Board considered the relationship arising out of the transactions in the ordinary course of business between the Company and Hy-Vee, Inc., a customer of the Company. The board determined that this relationship was not material.

Board of Director and Committee Meetings

Board of Directors and Committees - The Board of Directors conducts its business through meetings of the Board and its committees. The Board of Directors held six regularly scheduled meetings and one special meeting during the last fiscal year. Each director attended at least 88% of the total meetings during the fiscal year of the Board and Board committees on which he or she served, with one exception. Susan I. Marvin attended 67% of the total meetings of the Board and Board committees on which she served. Ms. Marvin missed two Board meetings and related committee meetings to attend funerals. The Chair of the Governance Committee presides at executive sessions of the nonmanagement directors.

The Board of Directors has established the following Board committees: Audit, Compensation, Governance, Pension Investment and Contingency. The table below provides membership through October 1, 2007 for each of the Committees and meeting information for fiscal 2007.

Name	Audit Committee	Compensation Committee	Governance Committee	Pension Investment Committee	Contingency Committee
John R. Block		X	X		X
E. Peter Gillette, Jr.	X*			X	X
Luella G. Goldberg			X	X*	X
Susan I. Marvin		X	X		X
Michael J. McCoy				X	
John L. Morrison	X	X			X
Elsa A. Murano	X			X	X
Robert C. Nakasone	X			X	X
Dakota A. Pippins		X	X*		X
Hugh C. Smith			X	X	X
John G. Turner	X	X*			X*
Total Meetings in 2007	12	6	6	5	0

* Committee Chair

The table below provides membership for each of the Committees effective October 1, 2007.

Name	Audit Committee	Compensation Committee	Governance Committee	Pension Investment Committee	Contingency Committee
Terrell K. Crews	X	X			X
Luella G. Goldberg			X	X*	X
Susan I. Marvin		X	X		X
John L. Morrison	X*	X			X
Elsa A. Murano	X			X	X
Robert C. Nakasone			X	X	X
Ronald D. Pearson	X			X	X
Dakota A. Pippins		X	X*		X
Hugh C. Smith			X	X	X
John G. Turner	X	X*			X*

* Committee Chair

Each of the Audit, Compensation and Governance Committees has adopted and operates under a written charter. These charters may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance". Copies of these charters are available in print free of charge to any stockholder who requests them.

Audit Committee - Each member of the Audit Committee is financially literate as determined by the Board. The Board also determined that E. Peter Gillette, Jr. and John L. Morrison each is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission (**"SEC"**). Mr. Gillette retired from the Board on October 1, 2007. The duties of the Audit Committee include the following:

- Select and evaluate the performance of the independent registered public accounting firm;
- Discuss with the internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits;
- Ensure that the independent registered public accounting firm is accountable to the Committee and that the firm has no relationship with management or the Company that would impede their independence;
- Review and discuss with management and the external auditors the quarterly and annual financial statements of the Company;
- Establish procedures for the handling of complaints received by the Company regarding accounting, internal controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- Provide an open avenue of communication between the internal auditors, the external auditors, Company management and the Board of Directors;
- Understand the Company's key areas of risk and assess the steps management takes to manage such risk; and
- Oversee the Company's Code of Ethical Business Conduct, including assessment of the steps management takes to assure the Company's compliance with all applicable laws and regulations and corporate policies.

Compensation Committee - The duties of the Compensation Committee include the following:

- Establish compensation arrangements for all officers of the Company;
- Engage a compensation consultant to review the Company's compensation programs;
- Make recommendations to the Board regarding incentive compensation and equity-based compensation plans, and administer such plans; and
- Make recommendations to the Board regarding compensation to be paid to the Company's directors.

Governance Committee - The duties of the Governance Committee include the following:

- Establish criteria for new directors and evaluate potential candidates;
- Make recommendations to the Board regarding the composition of Board committees;
- Review the Company's executive succession plans;
- Periodically assess the Company's adherence to its Corporate Governance Guidelines;
- Evaluate objectives and policies regarding the Company's management of its human resources; and
- Oversee the annual evaluation of the Board and the Chief Executive Officer.

The Governance Committee recommends new director nominees to the Board. The Committee determines the selection criteria of director nominees based upon the Company's needs at the time nominees are considered. In evaluating director candidates, the Committee will consider a candidate's:

- Intellect;
- Integrity;
- Broad-based experience at the policy-making level in business, government, education or the public interest;
- Analytical ability;
- Ability to qualify as an independent director; and
- Ability and willingness to devote time and energy to effectively carry out all Board responsibilities.

Identifying and Evaluating Nominees for Director - The Governance Committee is responsible for establishing procedures to identify and review the qualifications of all nominees for Board membership. The Committee considers nominations of director candidates made by current directors, an independent search firm, senior management, and the Company's stockholders. In 2007, the independent search firm SpencerStuart was paid a fee to assist the Committee in identifying and evaluating potential director nominees. The Governance Committee applies the same criteria for consideration of stockholder nominees as it does to nominees proposed by other sources.

Stockholders wishing to make a recommendation may do so by contacting the Governance Committee, c/o Corporate Secretary, Brian D. Johnson, at 1 Hormel Place, Austin, Minnesota 55912. Stockholders should send:

1. Name of the candidate and a brief biographical sketch and resume;
2. Contact information for the candidate and a document evidencing the candidate's willingness to serve as a director if elected; and
3. A signed statement as to the submitting stockholder's current status as a stockholder and the number of shares currently held.

The Governance Committee's procedures include making a preliminary assessment of each proposed nominee. Such assessment is based upon the resume and biographical information, an indication of the individual's willingness to serve, and business experience and leadership skills. This information is evaluated against the criteria set forth above and the Company's specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet the Company's needs may be invited to participate in interviews, which are used to further evaluate candidates.

On the basis of information learned during this process, the Governance Committee determines which nominee(s) to recommend to the Board to submit for election at the next Annual Meeting of Stockholders. The Board selects new Board nominees based on its assessment and consideration of various factors. These factors include the current Board profile, the long-term interests of stockholders and the needs of the Company, and the goal of creating an appropriate balance of knowledge, experience and diversity on the Board. No candidate meeting the criteria for director nomination was submitted by a stockholder for the 2008 Annual Meeting of Stockholders.

Contingency Committee - The Contingency Committee considers the matters the Board refers to the Contingency Committee. Such matters would require the deliberation and decision of disinterested and independent directors.

Pension Investment Committee - The Pension Investment Committee establishes investment policies for the Company's defined benefit pension plans. The Committee also periodically reviews investments for consistency with those policies.

Policy Regarding Attendance at Annual Meetings

The Company encourages, but does not require, its Board members to attend the Annual Meeting of Stockholders. Last year all but one of the Company's directors attended the Annual Meeting of Stockholders.

Board Communication

Interested parties may communicate with the Board of Directors by sending a letter directed to the Board of Directors, nonemployee directors or specified individual directors, and addressed to: Corporate Secretary, Brian D. Johnson, 1 Hormel Place, Austin, Minnesota 55912. All communications, whether signed or anonymous, will be directed to the Chair of one of the Committees based on the subject matter of the communication, or to the nonemployee directors or the specified directors, if so addressed.

COMPENSATION OF DIRECTORS

The Company provides the following elements of compensation to nonemployee directors:

- Annual retainer of $40,000, with half paid on February 1 and the other half paid on August 1;
- Additional retainer of $5,000 per year for chairperson of the Compensation, Governance, Pension Investment and Contingency Committees, with half paid on February 1 and the other half paid on August 1;
- Additional retainer of $8,000 per year for chairperson of the Audit Committee, with half paid on February 1 and the other half paid on August 1;
- Meeting fee of $1,500 for attendance at each regular Board meeting, with $4,500 for attendance at three-day annual strategic planning retreat and Board meeting;
- Meeting fee of $500 for attendance by telephone at a special Board meeting;
- Meeting fee of $1,000 for attendance in person at each committee meeting;
- Meeting fee of $500 for attendance by telephone at each committee meeting;
- An award of 2,500 restricted shares of stock on February 1; and
- A grant of 4,000 stock options on February 1, with an exercise price equal to the fair market value of one share of the Company's common stock based on the NYSE closing price of the stock at the end of that day ($37.92 on February 1, 2007).

On October 1, 2007, the Compensation Committee approved a grant to each of the two newly nominated directors, Mr. Crews and Mr. Pearson, of a prorated award of restricted shares of stock and stock options. This grant consisted of 866 restricted shares of stock and 1,385 stock options. These stock options have an exercise price equal to the fair market value of one share of the Company's common stock based on the NYSE closing price of the stock on October 1, 2007 ($35.89).

Directors may defer all or a portion of retainer and meeting fees under the Company's Nonemployee Director Deferred Stock Plan. Deferred fees times 105% are credited to stock units under the plan. The stock units have the same value as Company common stock and receive dividend equivalents. Stock units become payable in shares of Company common stock following termination of service as a director.

The award of restricted shares and grant of stock options were made pursuant to the terms of the stockholder-approved 2000 Stock Incentive Plan. Each nonemployee director and the Company entered into a Restricted Stock Award Agreement and a Stock Option Agreement in forms previously filed with the SEC. The restricted shares are subject to a five-year restricted period. However, the restricted shares vest immediately upon death, disability, or retirement from the Board, subject to a minimum one-year restricted period. Directors receive declared dividends on the restricted shares prior to vesting. The options have a ten-year term and are exercisable six months after the date of grant.

Directors who are employees of the Company receive $100 for each Board meeting they attend. This meeting fee has remained unchanged since 1934. Compensation of employee directors is included in the Summary Compensation Table on page 26. The Summary Compensation Table also includes Mr. McCoy's compensation for his service as a director following his retirement as an employee effective December 31, 2006.

The Compensation Committee makes recommendations to the Board of Directors regarding compensation to be paid to the Company's directors. The Committee uses a compensation consultant, Pearl Meyer & Partners, to provide nonemployee director compensation advice each year. The consultant analyzes each element of director compensation and total director compensation for the same peer group of companies which is used to evaluate executive compensation. See "How Annual Compensation Decisions are Made" on page 24 for a list of these peer companies. The Committee reviews the consultant's report of competitive director compensation and determines whether to recommend to the Board a change in the Company's nonemployee director compensation. If such a change is recommended by the Committee, the full Board would then determine whether to approve the change.

The fiscal 2007 compensation of our nonemployee directors is shown in the following table.

DIRECTOR COMPENSATION FOR FISCAL 2007

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][5]	Option Awards ($)[3][5]	All Other Compensation ($)[4]	Total ($)
John R. Block	50,667	92,106	45,120	17,031	204,924
Terrell K. Crews	18,347	2,391	2,122	-	22,860
E. Peter Gillette, Jr.	57,500	92,106	45,120	950	195,676
Luella G. Goldberg	67,500	92,106	45,120	36,470	241,196
Susan I. Marvin	57,500	92,106	45,120	10,315	205,041
John L. Morrison	64,667	92,106	45,120	6,141	208,034
Elsa A. Murano	72,000	104,547	58,759	-	235,306
Robert C. Nakasone	74,000	104,547	58,759	20,542	257,848
Ronald D. Pearson	18,347	2,391	2,122	-	22,860
Dakota A. Pippins	69,000	92,106	45,120	3,931	210,157
Hugh C. Smith	69,000	104,547	58,759	12,343	244,649
John G. Turner	76,000	92,106	45,120	2,112	215,338

(1) Consists of annual retainer, additional retainer for committee chairs, and meeting fees. Includes amounts voluntarily deferred under the Company's Nonemployee Director Deferred Stock Plan.

(2) Consists of the compensation cost recognized in fiscal 2007 for restricted stock granted in fiscal 2007 and prior fiscal years, calculated in accordance with Statement of Financial Accounting Standard (**"FAS"**) 123R on the same basis used for financial reporting purposes. Assumptions used to calculate these amounts are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options", and Note I, "Stock-Based Compensation", of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2007. The grant date fair value of restricted stock granted to each nonemployee director, other than Mr. Crews and Mr. Pearson, in fiscal 2007 is $94,800, which consists of 2,500 shares of restricted stock granted to each nonemployee director on February 1, 2007. The grant date fair value of restricted stock granted to Mr. Crews and Mr. Pearson in fiscal 2007 is $31,081, which consists of 866 shares of restricted stock granted to each of them on October 1, 2007. The grant date fair value is based on the NYSE closing price of our common stock on the grant date.

(3) Consists of the compensation cost recognized in fiscal 2007 for stock option awards granted in fiscal 2007 and prior fiscal years, calculated in accordance with FAS 123R on the same basis used for financial reporting purposes. Assumptions used to calculate these amounts are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options", and Note I, "Stock-Based Compensation", of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2007. The grant date fair value of options granted to each nonemployee director, other than Mr. Crews and Mr. Pearson, in fiscal 2007 is $45,120, which consists of 4,000 stock options granted to each nonemployee director on February 1, 2007. This grant date fair value is based on the Black-Scholes model valuation of $11.28 per share. The following assumptions were used in the calculation: options will be held for 8 years; dividend yield of 1.58% annually; a risk-free interest rate of 4.85%; and expected price volatility of 21%. This value has not been reduced to reflect that these options are subject to forfeiture. The grant date fair value of options granted to Mr. Crews and Mr. Pearson in fiscal 2007 is $13,795, which consists of 1,385 stock options granted to each of them on October 1, 2007. This grant date fair value is based on the Black-Scholes model valuation of $9.96 per share. The following assumptions were used in the calculation: options will be held for 8 years; dividend yield of 1.67% annually; a risk-free interest rate of 4.37%; and expected price volatility of 21%. This value has not been reduced to reflect that these options are subject to forfeiture.

(4) Consists primarily of earnings and dividend equivalents on stock units under the Company's Nonemployee Director Deferred Stock Plan. Also includes matching gifts to educational institutions made by the Company on behalf of directors as follows: Mr. Gillette - $950; Mrs. Goldberg - $16,000; Mr. Nakasone - $20,000; and Dr. Smith - $11,750. This matching gift program is available to all full-time employees, retired employees, directors and retired directors of the Company.

(5) As of October 28, 2007, nonemployee directors held the following number of unexercised stock options and unvested shares of restricted stock:

Name	Unexercised Options (#)	Unvested Shares of Restricted Stock (#)
Terrell K. Crews	1,385	866
Luella G. Goldberg	38,000	8,445
Susan I. Marvin	22,000	8,556
John L. Morrison	16,667	8,062
Elsa A. Murano	5,700	3,560
Robert C. Nakasone	5,700	3,560
Ronald D. Pearson	1,385	866
Dakota A. Pippins	28,000	8,445
Hugh C. Smith	5,700	3,560
John G. Turner	24,000	8,445

AUDIT COMMITTEE REPORT AND

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Committee has the sole authority to appoint or replace the Company's independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee has reviewed and discussed the Company's fiscal year 2007 audited financial statements with management and with Ernst & Young LLP, the Company's independent registered public accounting firm. The Audit Committee also has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Audit Committee also has received from Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Ernst & Young LLP their independence from the Company.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the fiscal year 2007 audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended October 28, 2007, for filing with the SEC.

THE AUDIT COMMITTEE

John L. Morrison, *Chair*
Terrell K. Crews
Elsa A. Murano
Ronald D. Pearson
John G. Turner

Independent Registered Public Accounting Firm Fees

The following table shows aggregate fees billed to the Company for fiscal years ended October 28, 2007 and October 29, 2006 by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal 2007	Fiscal 2006
Audit fees	$1,485,400	$1,476,500
Audit-related fees	$178,700	$155,000
Tax fees	$11,000	$0
All other fees	$0	$0

Audit Fees - Audit fees are for audit of the Company's financial statements for fiscal years 2007 and 2006. Audit fees also include reviews of the financial statements included in the Company's quarterly reports on Form 10-Q.

Audit-Related Fees - Audit-related fees are for services related to the performance of the audit. These services include benefit plan audits, due diligence related to acquisitions, and consultations concerning financial accounting and reporting standards.

Tax Fees - Tax fees are for services related to tax compliance, tax advice and tax planning.

Audit Committee Preapproval Policies and Procedures

The Audit Committee has adopted policies and procedures requiring preapproval of audit and nonaudit services provided to the Company by the independent registered public accounting firm. The Committee preapproved all of the services performed by Ernst & Young LLP during fiscal years 2007 and 2006. The Audit Committee approves all audit and nonaudit fees in advance at each quarterly meeting.

ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors appointed Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending October 26, 2008. Ernst & Young LLP has served as the Company's public auditors since 1931.

At the Annual Meeting, stockholders will be asked to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 26, 2008. Stockholder approval of this appointment is not required. The Board is requesting ratification in order to obtain the views of the Company's stockholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Representatives of the firm are expected to be present at the meeting, will be afforded an opportunity to make a statement, and will be available to respond to appropriate questions.

Ratification of this appointment will require the affirmative vote of the majority of the shares of common stock represented in person or by proxy at the meeting. **The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**

ITEM 3 –APPROVAL OF THE HORMEL FOODS CORPORATION OPERATORS' SHARE INCENTIVE COMPENSATION PLAN

The Board of Directors is asking for stockholder approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan **(the "Operators' Share Plan")**. Since 1932, the Company has used the Operators' Share Plan to provide a group of management employees an annual cash incentive based on net earnings per share of common stock. Material features of the Operators' Share Plan are described briefly below. The full text of the Operators' Share Plan is included in this proxy statement as Appendix A.

Background

Subject to stockholder approval, the Operators' Share Plan will be effective as of October 29, 2007. The Company is seeking stockholder approval of the Operators' Share Plan to enable certain compensation paid under the Operators' Share Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

The stockholders have previously approved the Operators' Share Plan, with the last approval being at the 2003 Annual Meeting. That approval was intended to enable certain compensation paid under the Operators' Share Plan to qualify as deductible performance-based compensation under Section 162(m). Internal Revenue Service regulations require stockholder approval every five years of the material terms of the performance goals of certain plans. This requirement applies to the Operators' Share Plan because the Compensation Committee has discretion to establish the performance goals.

Stockholders are thus being asked to approve the material terms of the performance goals included in the Operators' Share Plan. For purposes of Section 162(m), the material terms of the performance goals include:

- The employees eligible to receive compensation under the plan;
- A description of the business criteria on which the performance goal is based; and
- The maximum amount of compensation that can be paid to an employee under the performance goal.

Each of these aspects of the Operators' Share Plan is described below.

The Compensation Committee and the full Board of Directors have approved some modifications of the Operators' Share Plan. Stockholders are being asked to approve these modifications of the Operators' Share Plan. These modifications all relate to the economic value-added **("EVA")** portion of Operators' Shares awards, described below, and include:

- The maximum percentage of a participant's Operators' Shares award that may be subject to achievement of EVA goals is increased from 33% to 50%;
- The Committee may award up to a 20% goal setting premium to participants when the Company as a whole or a specific business unit, as applicable, plans and achieves a specified improvement in profit over the previous fiscal year, *and* meets or exceeds the established EVA goal;
- The EVA multiplier that is applied to a portion of the Operator Shares will now be subject to a maximum of 3.0 times net earnings per share (no maximum previously applied); and
- The procedural steps for determining the EVA portion of an Operators' Share award have been restated to better describe the steps used by the Committee. This restatement of procedures will have no effect on award amounts.

Eligibility; Awards

The Operators' Share Plan is administered by the Compensation Committee. Management employees selected by the Committee participate in the Operators' Share Plan. Participants are awarded the right to receive cash compensation equal to the net earnings per share of the Company for a fiscal year multiplied by a number designated by the Committee. These rights are referred to as **"Operators' Shares"**. The number by which the net earnings per share will be multiplied is referred to as the number of Operators' Shares. The Committee may delegate to the Chief Executive Officer the authority to award Operators' Shares to management employees other than executive officers.

No participant may be granted a total award under the Operators' Share Plan of more than two million Operators' Shares.

There are currently approximately 110 management employees participating in the Operators' Share Plan. This number includes the named executive officers **("NEOs")** listed in the Summary Compensation Table. Compensation listed under "Non-Equity Plan Incentive Compensation" for the NEOs in the Summary Compensation Table on page 26 was paid pursuant to the Operators' Share Plan.

Award Payments

Operators' Share Plan participants are paid the amount of dividends declared on the Company's common stock multiplied by the number of Operators' Shares held **("Dividend Equivalents")**. Such Dividend Equivalents are paid at the same time the dividend is paid to stockholders.

Each participant receives a payment after fiscal year end which is equal to the number of Operators' Shares held multiplied by the Company's net earnings per share, minus Dividend Equivalents paid during the year. The Committee may modify this payment based on achievement of annual Company wide or business unit based EVA goals. EVA is calculated to determine the economic profit earned by the relevant business unit, by measuring net operating profit after taxes minus a charge for use of capital.

The percentage of the Operators' Shares subject to the EVA component ranges from 25% to 50%. EVA is compared to the EVA target established at the beginning of the year to determine an EVA multiplier. The EVA multiplier is applied to a portion of the Operators' Shares. Under this process, a participant may receive less than what he or she would have otherwise received under the Operators' Share Plan if EVA goals are not met. If the EVA goals are exceeded, the participant will receive more than what he or she would have otherwise received under the Operators' Share Plan.

The Committee has also added a goal setting premium, up to 20%, to the EVA-based portion of the Operators' Share Plan. That premium rewards participants when the Company as a whole or a specific business unit, as applicable, plans and achieves a specified improvement in profit over the previous fiscal year, *and* meets or exceeds the established EVA goal.

See "Operators' Share Incentive Compensation Plan" on page 18 for more information on why Operators' Shares are used in the Company's executive compensation programs, and how the Operators' Share Plan works.

Amendment; Termination

The Company's Board of Directors may amend or terminate the Operators' Share Plan at any time. The Compensation Committee may correct any defect or inconsistency in the Operators' Share Plan in order to put the Operators' Share Plan into effect. The Operators' Share Plan has no fixed termination date.

Section 162(m)

Internal Revenue Code Section 162(m) generally limits to $1 million the amount that the Company may deduct in any year for compensation paid to a "covered employee". The Company's Chief Executive Officer and the four most highly compensated executive officers other than the CEO are considered a "covered employee". However, "performance-based" compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation, the following requirements must be satisfied:

- Payments must be computed on the basis of an objective, performance-based compensation standard determined by a committee consisting solely of two or more "outside directors";
- The material terms under which the compensation is to be paid, including the business criteria upon which the performance goals are based and a limit on the maximum number of Operators' Shares that may be awarded to any participant, are approved by a majority of the stockholders; and
- The committee certifies that the applicable performance goals were satisfied before payment of any performance-based compensation is made.

The Company's Compensation Committee is intended to consist solely of "outside directors" as defined under Section 162(m). Except for the payment of Dividend Equivalents, the Operators' Share Plan is intended to comply with the requirements of Section 162(m) with respect to performance-based compensation.

Vote Required; Board Recommendation

The affirmative vote of the majority of the shares of common stock represented in person or by proxy at the meeting is required for approval of the Operators' Share Plan under Section 162(m) of the Code. **The Board of Directors recommends a vote FOR approval of the Operators' Share Plan. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**

EQUITY COMPENSATION PLAN INFORMATION

Information regarding the Company's equity compensation plans as of October 28, 2007, is shown below:

Plan Category	Number of securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,938,737	$28.63	8,034,035
Equity compensation plans not approved by security holders	–	–	–
Total	10,938,737	$28.63	8,034,035

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information as to the persons or groups known by the Company to be beneficial owners of more than five percent of the Company's common stock, as of December 3, 2007, is shown below:

Name and Address of Beneficial Owner	Amount and Nature Beneficial Ownership	Percent of Class
The Hormel Foundation 301 N. Main Street Austin, Minnesota 55912-3498	63,767,042[1]	47.06%
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	7,296,113[2]	5.38%

(1) The Hormel Foundation holds 6,544,806 of such shares as individual owner and 57,222,236 of such shares as trustee of various trusts. The Hormel Foundation, as trustee, votes the shares held in trust. The Hormel Foundation has a remainder interest in all of the shares held in trust. The remainder interest consists of principal and accumulated income in various trusts. These interests are to be distributed when the trusts terminate upon the death of designated beneficiaries, or upon the expiration of twenty-one years after the death of such designated beneficiaries.

The Hormel Foundation was converted from a private to a public foundation on December 1, 1980. The Certificate of Incorporation and Bylaws of the Foundation provide for a Board of Directors, a majority of whom represent nonprofit agencies to be given support by the Foundation. Each member of the Board of Directors of The Hormel Foundation has equal voting rights.

Members of the Board of Directors of The Hormel Foundation are: Chairman, Richard L. Knowlton, retired Chairman of the Board of Hormel Foods; Major Marlys K. Anderson, Officer in Charge, The Salvation Army of Austin; Jerry A. Anfinson, Certified Public Accountant, Austin; Mark T. Bjorlie, Executive Director, Young Men's Christian Association, Austin; Donald R. Brezicka, Consultant of Austin Medical Center - Mayo Health System, Austin; Dr. Zigang Dong, Director, The Hormel Institute, Austin, representing the University of Minnesota; Jeffrey M. Ettinger, Chairman of the Board, President and Chief Executive Officer of Hormel Foods; Kermit F. Hoversten, Attorney, Austin; Joel W. Johnson, retired Chairman of the Board of Hormel Foods; Mandi D. Lighthizer-Schmidt, United Way of Mower County, Inc.; James R. Mueller, Executive Director, Cedar Valley Services, Inc., Austin; Dr. J. Doug Myers, representing the Austin Public Education Foundation, Inc.; John E. O'Rourke, representing the City of Austin; Gary J. Ray, President Protein Business Units of Hormel Foods; Steven T. Rizzi, Jr., Attorney, Austin;

Mahlon C. Schneider, retired Senior Vice President and General Counsel of Hormel Foods; and Robert J. Thatcher, retired Vice President and Treasurer of Hormel Foods, representing the Austin Community Scholarship Committee.

(2) Based on information provided in a Schedule 13G filed with the Securities and Exchange Commission on January 23, 2007, Barclays Global Investors, N.A. reported that it has sole power to vote 4,623,828 shares and sole power to dispose of 5,676,265 shares; Barclays Global Fund Advisors, an investment advisor, has sole power to vote and dispose of 898,593 shares, Barclays Global Investors, Ltd., has sole power to vote and dispose of 478,136 shares, Barclays Global Investors Japan Trust and Banking Company Limited has sole power to vote and dispose of 32,636 shares and Barclays Global Investors Japan Limited, an investment advisor, has sole power to vote and dispose of 210,483 shares. The shares reported are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts.

SECURITY OWNERSHIP OF MANAGEMENT

Information as to beneficial ownership of the Company's common stock by directors, nominees, executive officers of the Company named in the Summary Compensation Table on page 26, and all directors and executive officers of the Company as a group as of December 3, 2007, is shown below:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class
Richard A. Bross(3)(5)	295,139	*
Terrell K. Crews	866	*
Jeffrey M. Ettinger(3)(4)(5)	456,613	*
Jody H. Feragen(5)	73,795	*
Ronald.W. Fielding(5)	258,755	*
Luella G. Goldberg	82,597	*
Susan I. Marvin	30,556	*
Michael J. McCoy(5)	431,464	*
John L. Morrison(3)	31,729	*
Elsa A. Murano	9,260	*
Robert C. Nakasone	9,260	*
Ronald D. Pearson	866	*
Dakota A. Pippins	36,898	*
Gary J. Ray(4)(5)	757,939	*
Hugh C. Smith	9,260	*
John G. Turner	43,164	*
All Directors and Executive Officers as a Group (42 persons)(5)(6)	4,073,805	2.93%

* Less than one percent.

(1) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares of the Company's common stock have sole voting and investment powers with respect to the shares, and the shares are not subject to any pledge. Holdings are rounded to the nearest full share.

(2) Includes the following number of shares subject to options exercisable within 60 days of December 3, 2007:

Mr. Bross - 207,375	Mrs. Goldberg - 38,000	Dr. Murano - 5,700	Dr. Smith - 5,700
Mr. Ettinger - 396,250	Ms. Marvin - 22,000	Mr. Nakasone - 5,700	Mr. Turner - 24,000

Ms. Feragen - 56,875	Mr. McCoy - 394,000	Mr. Pippins - 28,000
Mr. Fielding - 239,500	Mr. Morrison - 16,667	Mr. Ray - 585,000

(3) Includes the following number of shares of the Company's common stock beneficially owned by members of their respective households: Mr. Bross – 18,866; Mr. Ettinger - 445; and Mr. Morrison - 3,500.

(4) Does not include any shares owned by The Hormel Foundation. Mr. Ettinger and Mr. Ray are members of the Board of Directors of The Hormel Foundation. Mr. Ettinger and Mr. Ray disclaim beneficial ownership of all shares owned by The Hormel Foundation.

(5) Shares listed as beneficially owned include, where applicable, shares allocated to participants' accounts under the Hormel Tax Deferred Investment Plan A - 401(k), and a pro-rata share of unallocated shares held in the Company's Joint Earnings Profit Sharing Trust for the benefit of participants.

(6) As of December 3, 2007, all directors and executive officers as a group beneficially owned 3,304,767 shares subject to options exercisable within 60 days.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended October 28, 2007.

THE COMPENSATION COMMITTEE

John G. Turner, *Chair*
Terrell K. Crews
Susan I. Marvin
John L. Morrison
Dakota A. Pippins

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors establishes and administers the compensation and benefit programs for executive officers. The Compensation Committee consists exclusively of nonemployee, independent directors. The Committee uses a compensation consultant, Pearl Meyer & Partners, to provide compensation advice independent of Company executives. The Committee and their consultant work with senior management to implement and monitor the programs the Committee approves.

The Company's executive compensation programs are designed to achieve two primary goals:

- Attract and retain highly qualified executive officers; and
- Incentify the behavior of executive officers to create stockholder value.

These two goals are achieved by providing a competitive total compensation program that offers competitive "fixed pay" (i.e., base salary and benefits) along with "variable, performance-based pay" designed to reward performance.

Total compensation for executive officers is leveraged heavily toward incentive compensation rather than base salary. Incentive compensation is comprised of both short-term and long-term incentives. An appropriate balance of short-term and long-term incentives assures executive officers are properly balancing the need for consistent annual performance with the need for improved performance over a multi-year timeline. This compensation balance provides both significant risk and opportunity for reward based on Company performance.

The Company's philosophy is to target total compensation for the management team at the 75th percentile of the market data commensurate with length of service and performance. The management team includes the named executive officers **("NEOs")** listed in the Summary Compensation Table. We believe the performance levels required to realize this target compensation level position the Company's performance in the top quartile of its peers. This should in turn deliver above market returns to our stockholders. The Committee believes that this strategy has allowed the Company to attract and retain a skilled, experienced management team that has delivered strong, consistent financial and stock price performance.

<u>Executive Compensation Programs</u>

Executive officer compensation consists of five parts:

- Base Salary;
- Operators' Share Incentive Compensation Plan;
- Stock Incentive Plan;
- Long-Term Incentive Plan; and
- Benefits and Perquisites.

Base Salary

Base salary levels are the fixed portion of the executive compensation package. Base salary levels typically represent less than 50% of an executive officer's total compensation. Salary levels are based on a combination of factors. These factors include competitive pay levels, the executive's experience and tenure, the executive's responsibilities, the executive's performance and the Company's overall annual budget for merit increases. In keeping with the Company's desire for a performance-oriented pay program, base salaries are generally below competitive median levels.

Operators' Share Incentive Compensation Plan

<u>Why Operators' Shares?</u>

The Operators' Share Incentive Compensation Plan **(the "Operators' Share Plan")** is a short-term incentive. The basic concept of the Operators' Share Plan structure has been in place since 1932. The Operators' Share Plan currently includes approximately 110 employees.

This annual cash incentive plan rewards employee participants for Company financial performance, as measured by earnings per share **("EPS")**. The concept behind this incentive plan is that as the EPS of the Company rises over time, so too the executive's compensation rises. Improved earnings per share, over time, results in an increase in the stock price, which improves stockholder value.

In addition to generating consistent earnings, the Committee also wants to ensure that senior management is focused on:

- Sound capital management decisions;
- Business unit specific results; and
- Achieving planned financial results.

The Company thus includes Economic Value Added **("EVA")** compensation as a component of the EPS-based Operators' Shares calculation. EVA is a measure that recognizes the productive use of capital assets and therefore rewards wise, responsible decision-making regarding capital investments. Capital investments include accounts receivable, inventory, new plants and equipment, and acquisitions.

The EVA component for the Operators' Shares can be either Company or business unit based, depending upon the responsibility of the participant. The Committee establishes EVA targets for the Company and each business unit at the beginning of the fiscal year, based on the Company's approved fiscal year financial plan. The components of the financial plan that determine EVA are used in establishing the EVA target.

To determine EVA results, operating income per the Company's audited financial statements is first adjusted for items which include:

- Minority interest and/or equity in earnings adjustments to convert these items from a financial basis to an EVA basis;
- Interest or other income that is included for EVA;
- Inventory valuation adjustments that are excluded from EVA;

- A charge on the capital employed in various business units; and
- A charge for taxes.

The resulting EVA is then further adjusted for specific excluded items, including non-recurring transactions, to calculate final EVA. Final EVA is then compared to the established EVA target. The difference between the final EVA and the target is put through a calculation that uses an interval to determine the EVA multiplier. An interval is established by the Committee for the Company and each business unit at the beginning of the fiscal year. The Committee has determined the interval should be set at a level where the resulting EVA multiplier is expected to be within a range of 0 to 2.0 based on actual results.

The EVA multiplier is applied to a portion of the Operators' Shares. The EVA multiplier can be as low as 0, and had no cap in fiscal 2007. Going forward, the multiplier will have a cap of 3.0. The percentage of the Operators' Shares subject to the EVA component ranges from 25% at the lowest participant level up to 33% for others, including the CEO. Going forward, this highest level will be 50%, including for the CEO. The Committee also added a 10% goal setting premium to the EVA-based portion of the Operators' Share Plan. That premium rewards participants when the Company as a whole or a specific business unit, as applicable, plans and achieves at least a 10% improvement in profit over the previous fiscal year, *and* meets or exceeds the established EVA goal.

The Compensation Committee believes that the primary measure of Company EPS appropriately focuses all participants on overall Company performance. The secondary EVA measure further holds senior management accountable for their capital investment decisions. The goal setting premium encourages aggressive goal setting and accomplishment of these aggressive goals.

How the Plan Works

Upon initial eligibility for plan participation, an employee receives a grant of Operators' Shares. Operators' Shares are phantom units, not actual shares of stock or the right to receive the value of stock. Operators' Shares represent the right to receive cash compensation under the Operators' Share Plan.

Grants of Operators' Shares to executive officers are determined by the Compensation Committee. Grants of Operators' Shares to management employees other than executive officers are determined by the Chief Executive Officer. Operators' Shares are awarded at a level that results in total compensation targeted at the 75th percentile of the market data commensurate with length of service and performance.

During the year, participants receive **"dividend equivalents"**. These are cash payments equal to declared dividends multiplied by the number of Operators' Shares held. The sum of these cash payments made during the year is deducted from the final Operators' Shares payment at year end.

Following the end of each fiscal year, the Company calculates each participant's Operators' Share Plan award. This is a three part calculation:

1. The non-EVA adjusted portion of the Operators' Shares award is calculated first. This is done by multiplying the Company's annual EPS by the number of Operators' Shares identified for that participant to be treated as non-EVA adjusted. This currently is 67-75% of the Operators' Shares based on the participant's position.
2. The EVA adjusted portion of the Operators' Shares award is then calculated. This is done by multiplying the Company's annual EPS by the number of Operators' Shares identified for that participant to be treated as EVA adjusted. This currently is 25-33% of the Operators' Shares based on the participant's position. This result is further multiplied by the EVA multiplier, described above.
3. If the participant qualified for the Company or business unit profit goal setting premium, it is calculated as well. This is done by multiplying the participant's EVA adjusted number of Operators' Shares by the EPS times 10%.

The sum of these three parts is the total Operators' Shares award for the year. This award is decreased by the total amount of dividend equivalents paid during the year to determine the final Operators' Shares payment.

For example - CEO Operators' Share Plan award calculation for fiscal 2007:

- Mr. Ettinger's number of Operators' Shares is 850,000
- The earnings per share was $2.17
- His Operators' Shares subject to the EVA adjustment is 33%

- His EVA multiplier is .87

1. The non-EVA adjusted portion of his Operators' Shares bonus is:
   850,000 Operators' Shares
   x 67% non-EVA portion
   x $2.17 EPS
   = $1,235,815
2. The EVA adjusted portion of his Operators' Shares bonus is:
   850,000 Operators' Shares
   x 33% EVA portion
   x $2.17 EPS
   x .87 EVA multiplier
   = $529,556
3. Mr. Ettinger's Operators' Shares award for fiscal year 2007 is: $1,765,371

As another example – Operators' Share Plan award calculation for an NEO achieving the 10% goal setting premium for fiscal 2007:

- Mr. Ray's number of Operators' Shares is 590,000
- The earnings per share was $2.17
- His Operators' Shares subject to the EVA adjustment is 33%
- His EVA multiplier is 1.07

1. The non-EVA adjusted portion of his Operators' Shares bonus is:
   590,000 Operators' Shares
   x 67% non-EVA portion
   x $2.17 EPS
   = $857,801
2. The EVA adjusted portion of his Operators' Shares bonus is:
   590,000 Operators' Shares
   x 33% EVA portion
   x $2.17 EPS
   x 1.07 EVA multiplier
   = $452,074
3. The business unit profit goal setting premium portion of his Operators' Shares bonus is:
   590,000 Operators' Shares
   x 33% EVA portion
   x $2.17 EPS
   x .10 (10%) premium
   = $42,250
4. Mr. Ray's Operators' Shares award for fiscal year 2007 is: $1,352,125

The fiscal 2007 EVA multiplier and goal setting premium varied for the NEOs, based upon the total Company results or their business unit results, as follows:

	% of Operators' Shares tied to EVA	Basis for EVA Adjustment & Goal Setting Premium	FY 2007 EVA Multiplier	FY 2007 Profit Goal Setting Premium
Jeffrey Ettinger	33%	Total Company	.87	-
Michael McCoy	33%	Total Company	.87	-
Jody Feragen	33%	Total Company	.87	-
Gary Ray	33%	Refrigerated Foods	1.07	.10
Richard Bross	33%	Hormel Foods International	1.49	.10
Ronald Fielding	33%	Grocery Products	.80	-

SEC rules provide that the Company does not have to disclose EVA targets and EVA results if doing so would result in competitive harm to the Company. Current and historical EVA targets and EVA results are maintained by the Company as confidential and proprietary information. The Committee believes disclosure of such information would result in competitive harm to the Company. Such harm would be caused by factors including the following:

- EVA targets and EVA results are financial measures determined at a business unit level, which is a type of competitively sensitive information that the Company does not publicly disclose;
- EVA targets reflect detailed planned results, which is a type of competitively sensitive information that the Company does not publicly disclose; and
- EVA targets and EVA results are a non-traditional financial metric and their disclosure may cause confusion.

The EVA adjusted portion of an executive's Operators' Shares bonus is more difficult to achieve than the remainder of the Operators' Shares bonus because of the additional variables involved. These variables include the EVA target and interval established by the Committee and the need to manage capital investment decisions and actual EVA results. The goal setting premium applies only when meeting aggressive goals and is thus more difficult to attain than more typical performance.

Historically, the EVA multiplier has ranged from zero for some executives to approximately 2.0 for others. On average, executives have achieved an EVA multiplier of approximately 1.0. The Committee expects that on average executives will continue to achieve an EVA multiplier of approximately 1.0. Achievement of a 1.0 or higher EVA multiplier indicates that the EVA target has been met or exceeded.

The Compensation Committee reviews the Operators' Shares holdings of each executive officer on an annual basis as part of its assessment of total compensation levels. For this review, Operators' Shares are valued based on the target EPS established at the beginning of the fiscal year. As appropriate, the Compensation Committee periodically awards additional Operators' Shares to maintain a competitive, performance-oriented compensation package. In combination with base salary, Operators' Shares award levels are targeted to deliver total annual compensation between median and top quartile levels relative to market pay levels, taking into consideration length of service and performance.

Stock Incentive Plan

Why Stock?

The Hormel Foods Corporation 2000 Stock Incentive Plan is administered by the Compensation Committee and is considered long-term compensation. The Plan allows the Committee to grant different types of equity awards, including stock options, restricted stock and other stock-based awards. In general, the Committee uses stock options as the primary form of annual equity award. The Committee favors stock options because the option structure focuses executives on continued stock price improvement. Stock option grants typically vest equally over a four year period and have a term of ten years. This extended vesting period and term encourage executives to weigh how business decisions made in the near-term affect the Company's long-term stock price performance.

The Compensation Committee also has built a safeguard into administration of the plan. Stock options are granted annually effective as of the first Tuesday of December. This practice ensures that options grant dates cannot be manipulated for a more favorable strike price. Options are always granted at the market price of the Company stock at the date of grant. Options thus provide compensation to the optionee only to the extent the market price of the stock increases between the date of grant and the date the option is exercised. Options are intended to provide long-term compensation tied specifically to increases in the price of the Company's stock, thereby aligning the financial interests of executives and stockholders.

The Company's officers are expected to hold Company stock equivalent to 2.5 to 5 times their annual base salary, depending on position. See "Stock Ownership Guidelines" on page 5 for more information on the Company's stock ownership guidelines.

How Awards are Determined

During 2007, 151 members of senior management received a stock option grant. The Compensation Committee determines, with the assistance of its outside consultant, the amount of options to be granted to executive officers, including the CEO. The Chief Executive Officer adds his input and recommendations regarding grants to executives (other than himself) and other eligible employees. The Committee reviews such recommendations and determines all final option grants to all eligible employees.

Options are generally awarded based on the influence an employee's position is considered by the Compensation Committee to have on stockholder value. The number of options awarded may vary up or down from prior year awards based on the level of an individual executive officer's contribution to the Company in a particular year, determined in part on the recommendation of the Chief Executive Officer. The Compensation Committee's determination of option grants in fiscal year 2007 and in past years took into consideration a number of factors. These factors include past grants to the individual, total compensation level (relative to other executives and relative to market data), contributions to the Company during the last completed fiscal year, potential for contributions in the future, and as a component of total compensation targeted at the 75th percentile of the market data.

Long-Term Incentive Plan

Why a Long-Term Incentive Plan?

Company executive officers are eligible to participate in the Hormel Foods Corporation 2005 Long-Term Incentive Plan (**"LTIP"**). This Plan is designed to provide a small group of key employees selected by the Compensation Committee with an incentive to maximize stockholder value. This Plan provides an additional incentive opportunity based on the Company's long-term "Total Shareholder Return" performance compared to its peers. The Committee feels that the relative performance nature of the LTIP balances the absolute performance of the stock options, and recognizes the cyclicality of the business. In other words, if the Company underperforms in a very strong market, the options may be valuable, but the LTIP will be worthless. Conversely, if the Company outperforms its peers in a very weak market, the options may be worthless, but the LTIP would generate a reward.

How the LTIP Works

"Total Shareholder Return" measures the increase in stock price, assuming reinvested dividends. Each participant, including the NEOs, is given a target dollar award opportunity for the three-year performance period. There are a total of 33 participants in the current LTIP. In selecting participants, and the amount of cash incentive which can be earned by each participant, the Compensation Committee considers various factors. These factors include the nature of the services rendered by the employee, his or her present and potential contributions to the success of the Company, and as a component of total compensation targeted at the 75th percentile of the market data.

The current three-year LTIP performance cycle began October 31, 2005 and will end October 26, 2008. If the Company's actual Total Shareholder Return for the three-year period is at the 50th percentile of the peer group, then participants will earn the target award. If the Company's actual Total Shareholder Return ranks highest among the peers, then the award payout will equal three times the target opportunity. No award will be paid unless actual Total Shareholder Return is above the 25th percentile of the peers. The Compensation Committee retains discretion to reduce the amount of any award payout. The peer group consists of 34 publicly traded companies in the food industry, listed below.

LTIP Peer Companies

Archer Daniels Midland Co.
Cadbury Schweppes
Campbell Soup Company
Chiquita Brands International Inc.
Conagra, Inc.
Danone
Dean Foods Company
Del Monte Foods Company
Farmers Brothers Company
Flowers Industries Inc.
General Mills, Inc.
Hershey Foods Corp.
H.J. Heinz Company
Imperial Sugar Company
Interstate Bakeries
Kellogg Company
Kraft Foods, Inc.
Lance, Inc.
McCormick & Company, Inc.
Pilgrim's Pride Corporation
Premium Standard Farms
Ralcorp Holdings, Inc.
Sanderson Farms, Inc.
Sara Lee Corporation
Seaboard Corp.
Seneca Foods Corporation
Sensient Tech
Smithfield Foods, Inc.
J.M. Smucker Company, Inc.
Tasty Bakery
Treehouse Foods
Tyson Foods Inc.
Unilever PLC
Wm. Wrigley, Jr. Company

During the current three-year LTIP performance cycle, new officers may be elected or officers participating in the current LTIP may be promoted. In these cases, the Compensation Committee may grant "shadow" awards. While "shadow" awards are not made under the LTIP, they are similar to LTIP awards. "Shadow" award target opportunities and actual awards are calculated in the same manner as LTIP awards. As such, "shadow" awards have the practical effect of either adding a new officer to the current three-year LTIP performance cycle on a pro-rata basis or increasing a promoted officer's opportunity under the current three-year LTIP performance cycle commensurate with their new position. Two NEOS received "shadow" awards in fiscal 2007 upon their promotion. These awards are included in the Grants of Plan-Based Awards for Fiscal 2007 table on page 28.

Pension Plan

The Company maintains noncontributory defined benefit pension plans covering substantially all salaried employees. Pension benefits for salaried employees are based upon the employee's highest five years of compensation (as described below) of the last 10 calendar years of service and the employee's length of service.

The Salaried Employees Pension Plan provides an annual pension benefit based on the base benefit and supplemental benefit. The base benefit is .95% of the average annual compensation multiplied by the years of benefit service, limited to 40 years, at retirement. The supplemental benefit is .65% of average annual compensation less covered compensation multiplied by the years of benefit service, limited to 35 years. Average annual compensation is the average of the highest five years of compensation of the last ten completed calendar years at retirement. For this purpose, annual compensation consists of base salary and Operators' Share Plan payments. Covered compensation is derived from a published table based on year of birth that averages the maximum social security wage bases during the participant's working life.

The earliest retirement age is 55 years, after completion of 15 years of service. The base benefit is discounted ½% for every month retirement occurs before age 62. However, an employee may retire with 30 years of service after attaining age 60 and avoid the discount on the base benefit. The supplemental benefit is multiplied by an adjustment factor which increases from .48 at age 55 to 1.00 at age 65.

Supplemental Executive Retirement Plan

Why have a SERP?

The Supplemental Executive Retirement Plan (**"SERP"**) provides an annual pension benefit to a select group of management, including all NEOs, based on the same pension formula as the Salaried Employees Pension Plan. The SERP bases the benefit on compensation that is not allowable in the Salaried Employees Pension Plan. Such compensation includes amounts over the qualified plan compensation limit, currently $225,000, restricted stock awards, and deferrals to nonqualified deferred income plans. Rather than adding a different measure of value, the SERP merely restores the value executives lose under the Pension Plan (described above) due to government limitations.

In 2007, the SERP was modified to discontinue lump sum payouts and reinstate the early retirement discount and benefit service limits for members of the Executive Committee. Mr. Ray and Mr. McCoy were grandfathered in these provisions. The Compensation Committee granted Mr. McCoy 20-6/12 years of eligibility service in the SERP for service in the food industry prior to his employment by the Company. This service, however, was not used to calculate benefit payment.

Nonqualified Deferred Compensation Plan

Why have a NQDCP?

In the same way that the SERP eliminates the government-imposed limitations on the Pension Plan, the nonqualified deferred compensation plan (**"NQDCP"**) eliminates the government-imposed limitations on the Company's 401(k) plan. The Company's NQDCP, the Executive Deferred Income Plan, permits eligible employees, including all NEOs, to annually defer certain compensation. This compensation includes base salary, Operators' Shares dividend equivalents and year-end payments, long-term incentive plan payments and any restricted stock unit awards. The Company may make discretionary contributions to the participant's deferral accounts.

Deferrals of cash compensation are credited with deemed investment gains and losses. Similar to a 401(k) plan, the participant may choose from a number of investments, none of which provide above-market interest rates. Any stock deferrals are automatically credited to a stock unit account whose return reflects the return on the Company's common stock. Payments under the plan are made on the date(s) selected by each participant in accordance with the terms of the plan or on such other date(s) as specified in the plan. Payments relating to deferrals of cash compensation are paid in cash, and payments relating to stock deferrals are paid in shares of Company common stock that are authorized for issuance under the Company's 2000 Stock Incentive Plan.

Mr. Ray also participates in a frozen nonqualified deferred income plan. This plan allows him to defer $1,000 each year and receive earnings on his deferrals on a pre-determined interest rate.

In connection with the plan, the Company has created a grantor trust, commonly known as a "rabbi trust." The Company funds this trust as deemed necessary. The assets of the trust will be used to pay benefits under the plan, but the assets of the trust are subject to the claims of general creditors of the Company.

The Committee believes that the SERP and the NQDCP together provide a competitive retirement package for executives that is consistent with the retirement benefits provided to all Company employees.

Survivor Income Protection Plan

Why have a SIPE?

The Survivor Income Plan for Executives (**"SIPE"**) is provided in addition to the life insurance plan which is available to all salaried employees. As with the qualified pension plans, there are limits on the levels of insurance provided under the broad-based plan. The Company offers the SIPE to provide a death benefit commensurate with the income levels of the participants. The SIPE is available to a designated group of management employees, including all NEOs.

The SIPE pays a benefit to the employee's spouse or dependent child of 60% of average salary (based on a five-year average) for up to 20 years if the eligible employee died while actively employed. If the payment is made to a beneficiary instead of a spouse or dependent child, the maximum duration is five years (for participants joining the SIPE in 2000 or after) or 20 years (for participants joining the SIPE prior to 2000). If the eligible employee died after retirement, payment to the spouse or dependent child is 1% per year of service up to 40% of average salary for 15 years. If the payment is made to a beneficiary, not to a spouse or dependent child, the maximum duration is five years (for participants joining the SIPE in 2000 or after) or ten years (for participants joining the SIPE prior to 2000).

Perquisites

The Company provides limited perquisites to its executive officers. The Company maintains two corporate aircraft, but executive use of the aircraft is strictly limited to business purposes. In the past, executives were reimbursed for personal financial planning expenditures, up to a set dollar amount. Beginning in fiscal 2008, the Company discontinued this financial planning perquisite.

The Company maintains a condominium in Vail, Colorado. The condominium is made available to 132 members of senior management as a vacation destination. The taxable value, according to IRS regulations, of the use of this property is charged as taxable income to the employee. The Company provides cars to executive officers. Due to business travel needs, the Company has chosen to provide a Company car in lieu of paying mileage for the use of a personal vehicle. The annual taxable value, according to IRS regulations, of the vehicle is charged as taxable income to the employee.

The Company provides a designated group of managers, including executive officers, an annual medical physical. Assuring these key managers are in good health minimizes the chance business operations will be interrupted due to an unexpected health condition.

How Annual Compensation Decisions are Made

The Committee reviews and approves recommendations for pay changes for the CEO, each of his 12 direct reports and a group of 16 additional executive officers who hold key positions within the Company. Each year, the Committee asks its outside consultant to update the competitive analysis for each of these positions.

For the NEOs, the consultant develops "market consensus" data using both a peer group of companies similar to the Company in size and industry (listed below) and a combination of several compensation surveys. The use of peer group data (1) provides the Committee with more specific information regarding market practices than is available from surveys and (2) allows the

Committee to compare the Company's relative pay positioning in relation to the Company's relative performance positioning to ensure a proper pay-for-performance alignment. The use of survey data (1) provides information based on specific position responsibilities rather than pay level and (2) provides pay information for positions that fall below the NEOs. The consultant works with the Company's Vice President - Human Resources to ensure a proper understanding of the roles, responsibilities and revenue scope of each position reviewed.

Hormel Foods Pay and Performance Peer Group	
Campbell Soup Company	PepsiAmericas, Inc.
Chiquita Brands International, Inc.	Pilgrim's Pride Corporation
ConAgra Foods, Inc.	Sanderson Farms, Inc.
Dean Foods Company	Sara Lee Corporation
Del Monte Foods Company	Seaboard Corporation
General Mills, Inc.	Seneca Foods Corporation
H.J. Heinz Company	Smithfield Foods, Inc.
Hershey Foods Corp.	J.M. Smucker Company, Inc.
Kellogg Company	Tyson Foods, Inc.
McCormick & Company, Inc.	Wm. Wrigley, Jr. Company

2006/2007 Data ($million)	Hormel Foods	25th Percentile	Median	75th Percentile
Revenues	$5,745	$3,240	$5,090	$11,158
Market Capitalization	$4,983	$2,313	$4,396	$12,721

The companies in this Pay and Performance Peer Group are different than the LTIP Peer Companies because the purpose of each list is different. The Pay and Performance Peer Group consists of food companies which are more similar in size to the Company. This makes them a better match to use for compensation comparison purposes. The LTIP Peer Companies are a broader group of food companies which are publicly traded, allowing for determination of total shareholder return. Since total shareholder return is not dependent on company size, a broader group of companies can be included. This broader group assures there will be a sufficient number of comparison companies at the end of the three-year LTIP performance cycle if some of the companies are eliminated by acquisition, bankruptcy, etc.

Upon completing the competitive analysis, the consultant provides the Committee with a report of the relative pay and performance findings. Based on the results of this analysis, the Committee discusses strategic goals for the program and establishes broad parameters for annual pay decisions, including desired changes in overall pay mix. The consultant then works with the CEO and the Committee Chair to develop an initial set of recommendations for annual pay decisions, consistent with the guidelines established by the Committee. The consultant presents preliminary recommendations to the CEO and Chair based on each executive's market positioning and relative internal positioning. The CEO and Chair then modify those recommendations based on their assessment of each individual's performance and contribution. The initial results are then submitted to the Committee for review and discussion. Based on the Committee discussion, modifications are made to the initial recommendations, as appropriate, and the Committee approves the final recommendations at a subsequent meeting. The CEO does not participate in the Committee's process for establishing the CEO's compensation.

For fiscal year 2007, the Committee approved salary increases, changes to Operators' Shares grants, and stock option grants for the NEOs and other key executives. Both Mr. Ettinger and Ms. Feragen have been recently promoted to their positions as CEO and CFO, respectively. When a current employee is promoted, it is the Committee's practice to make meaningful increases to compensation levels over a two-to-four year period to reflect the new position and responsibilities. Accordingly, both Mr. Ettinger and Ms. Feragen received significant increases to all elements of their compensation for fiscal 2007. Notwithstanding these increases, the target total compensation opportunities for both Mr. Ettinger and Ms. Feragen are below competitive median levels. The Committee considers this positioning appropriate in light of their position tenure, and would look to improve their competitive positioning over time, as warranted by experience and performance in their respective roles.

The other three NEOs, Messrs. Ray, Bross and Fielding, are experienced in their positions. As such annual increases in their target total compensation opportunities were more modest. The target total compensation opportunities for each of these three more-tenured executives is consistent with the Company's stated 75th percentile philosophy. The Committee considers this positioning appropriate in light of the significant experience, expertise and proven track record of these three individuals.

Tax Deductibility

Compensation decisions for our executive officers are made with full consideration of the tax implications, including deductibility under Internal Revenue Code Section 162(m). Section 162(m) limits the deductibility of compensation paid to certain executive officers in excess of $1 million annually, but excludes "performance-based compensation" from this limit.

Our stockholders have approved the Company's Operators' Share Plan, LTIP and 2000 Stock Incentive Plan for the purpose of qualifying those plans as performance-based compensation under Section 162(m). The Committee believes that compensation paid pursuant to these plans will be deductible, except for dividend equivalents paid under the Operators' Share Plan. Such dividends may not be deductible in full for any NEO in a given year. In this Proxy Statement, we are asking that stockholders approve the Company's Operators' Share Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m).

Compensation of Named Executive Officers (NEOs)

The following tables and narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which presents the objectives of our executive compensation and benefit programs. The table below presents compensation for fiscal year 2007 for individuals who served as Chief Executive Officer and Chief Financial Officer and for each of the other three most highly compensated executive officers who were serving as executive officers at the end of fiscal 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Jeffrey M. Ettinger Chairman, President and Chief Executive Officer	2007	815,335	-	-	1,551,794	1,765,371	560,635	67,223	4,760,358
Michael J. McCoy Executive Vice President and Chief Financial Officer (CFO through December 31, 2006)	2007	118,370	250,000	94,800	45,120	148,181	730,248	20,108	1,406,827
Jody H. Feragen Senior Vice President and Chief Financial Officer (CFO effective January 1, 2007)	2007	261,220	-	-	224,745	290,767	56,676	29,961	863,369
Gary J. Ray President Protein Business Units	2007	448,685	-	-	1,494,429	1,352,125	775,483	42,617	4,113,339
Richard A. Bross Group Vice President	2007	243,210	-	-	632,960	518,500	314,342	47,293	1,756,305
Ronald W. Fielding Executive Vice President	2007	289,025	-	-	638,729	425,624	126,480	30,084	1,509,942

(1) Includes amounts voluntarily deferred under the Company's Tax Deferred Investment Plan A - 401(k) and the Executive Deferred Income Plan. For Mr. McCoy, includes $41,667 of retainer and meeting fees for his service as a director following his retirement as an employee effective December 31, 2006.

(2) Consists of a discretionary bonus paid to Mr. McCoy for his services as an employee in fiscal 2007.

(3) Consists of the compensation cost recognized in fiscal 2007 for 2,500 shares of restricted stock granted to Mr. McCoy in fiscal 2007 for his service as a director following his retirement as an employee, calculated in accordance with FAS 123R on the same basis used for financial reporting purposes. Assumptions used to calculate this amount are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options", and Note I, "Stock-Based Compensation", of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2007.

(4) Consists of the compensation cost recognized in fiscal 2007 for the option awards granted in fiscal 2007 and prior fiscal years, calculated in accordance with FAS 123R on the same basis used for financial reporting purposes. Assumptions used to calculate these amounts are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options", and Note I, "Stock-Based Compensation", of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2007. Includes the compensation cost recognized in fiscal 2007 for 4,000 options awarded to Mr. McCoy in fiscal 2007 for his service as a director following his retirement as an employee.

(5) Consists of Operators' Share Incentive Compensation Plan payments earned in fiscal 2007 and paid subsequent to fiscal year end. Includes amounts voluntarily deferred under the Executive Deferred Income Plan.

(6) Includes the annual increase in the actuarial present value of accumulated benefits under our Salaried Employees Pension Plan and Supplemental Executive Retirement Plan. In accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension Benefits" on page 32. The NEOs had no above-market or preferential earnings on deferred compensation, except that Mr. Ray had $10,646 in above-market earnings under a frozen nonqualified deferred income plan. This plan allows him to defer $1,000 each year and receive earnings on his deferrals on a pre-determined interest rate.

(7) All other compensation, including perquisites and other personal benefits, consists of the following:

ALL OTHER COMPENSATION TABLE

Name	Joint Earnings Profit Sharing ($)(1)	Director Fees ($)(2)	Company 401k Match ($)(3)	Use of Company Car ($)(4)	Financial Planning ($)(5)	Use of Company Properties ($)(6)	Air Lounge Membership ($)(7)	Physical Exams ($)(8)	Life & Health Insurance ($)(9)	Total ($)
Jeffrey M. Ettinger	41,680	600	900	11,082	-	6,557	373	6,031	-	67,223
Michael J. McCoy	3,536	100	-	2,931	1,465	-	373	2,128	9,575	20,108
Jody H. Feragen	13,490	100	900	7,829	-	-	400	7,242	-	29,961
Gary J. Ray	24,531	600	900	9,591	4,535	-	253	1,848	359	42,617
Richard A. Bross	12,011	-	900	13,733	1,325	6,557	208	10,870	1,689	47,293
Ronald W. Fielding	14,471	-	900	13,828	-	-	-	-	885	30,084

(1) Consists of Joint Earnings Profit Sharing distributions for fiscal 2007 that were authorized and paid subsequent to fiscal year end. Company Joint Earnings Profit Sharing distributions may be authorized by the Board of Directors in its discretion based on Company profits. The total amount of Company distributions declared available to all participants by the Board is allocated in the same proportion as each person's base weekly wage bears to the total base wage for all eligible persons. Distributions to the NEOs are calculated using the same formula as is used for all eligible employees.

(2) Consists of employee director fee payments of $100 for each Board of Directors meeting attended.

(3) Consists of Company matching payments under the Hormel Tax Deferred Investment Plan A - 401(k). This matching payment, in the same amount, is available to all other eligible employees.

(4) Consists of the aggregate incremental cost to the Company of a vehicle provided to the NEO for business and personal use. This cost includes the depreciation expense of the vehicle, and insurance, fuel and maintenance costs.

(5) Consists of reimbursements paid by the Company for personal financial planning expenditures, up to a set dollar amount. Beginning in fiscal 2008, the Company discontinued this financial planning perquisite.

(6) Consists of the aggregate incremental cost to the Company of use of a Company-owned condominium in Vail, Colorado. This cost is the total costs of the property allocated between the two units in the condominium and then divided by the number of weeks the units are available for use. Costs of the property include property management, insurance, utilities, remodeling, repairs and property taxes.

(7) Consists of reimbursements paid by the Company for air travel lounge membership expenditures. Such expenditures are allocated evenly over the term of the membership.

(8) Consists of costs of physical medical examinations paid by the Company.

(9) Consists of Company contributions to a life insurance program. This program is available to all other eligible employees with benefits proportional to annual compensation. For Mr. McCoy, this column also includes $9,336 for accrued expenses for subsidized health care contributions based on an agreement with Mr. McCoy to include service prior to his hire date with the Company when computing his health care contributions after retirement.

The following table describes each stock option, restricted stock and non-equity incentive plan award made to an NEO in fiscal 2007.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2007

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities	Exercise or Base Price of	Grant Date Fair Value of Stock
Name	Grant Date	Award Approval Date	Operator's Shares (#)	Threshold ($)	Target ($)	Maximum ($)	Stock or Units (#)	Underlying Options (#)	Option Awards ($/Sh.)	and Option Awards ($)
Jeffrey M.		11/20/06	850,000[6]		1,890,613[6]					
Ettinger	12/05/06[1]	11/20/06						250,000	38.71	2,777,500[7]
	1/08/07[2]	11/20/06						100	37.41	827[8]
Michael J.		11/20/06	71,347[6]		158,694[6]					
McCoy	2/01/07[3]	9/26/05					2,500			94,800[9]
	2/01/07[4]	9/26/05						4,000		45,120[10]
Jody H.		11/20/06	140,000[6]		311,395[6]					
Feragen	12/05/06[1]	11/20/06						45,000	38.71	499,950[7]
	1/01/07[5]	11/20/06		30,500	61,000	183,000				
	1/08/07[3]	11/20/06						100	37.41	827[8]
Gary J. Ray		11/20/06	590,000[6]		1,146,001[6]					
	12/05/06[1]	11/20/06						100,000	38.71	1,111,000[7]
	1/08/07[2]	11/20/06						100	37.41	827[8]
Richard A.		11/20/06	200,000[6]		453,050[6]					
Bross	12/05/06[1]	11/20/06						42,000	38.71	466,620[7]
	1/08/07[2]	11/20/06						100	37.41	827[8]
Ronald W.		11/20/06	210,000[6]		417,585[6]					
Fielding	12/05/06[1]	11/20/06						45,000	38.71	499,950[7]
	1/01/07[5]	11/20/06		76,125	152,250	456,750				
	1/08/07[2]	11/20/06						100	37.41	827[8]

(1) Consists of stock options granted under the Company's 2000 Stock Incentive Plan. These options vest equally over a four year period and have a term of ten years. See Potential Payments Upon Termination on page 33 for a discussion of how equity awards are treated under various termination scenarios.

(2) Consists of universal stock options granted under the Company's 2000 Stock Incentive Plan. This one-time grant of options was made on January 8, 2007 to all active regular full-time employees of the Company and its wholly owned subsidiaries employed in the United States and management employees at majority owned foreign joint ventures. These options have a ten-year term and vest upon the earlier of (1) the Company's stock price closing at $50 or higher for five consecutive trading days, or (2) January 8, 2012. See Potential Payments Upon Termination on page 33 for a discussion of how equity awards are treated under various termination scenarios.

(3) Consists of restricted stock granted to Mr. McCoy for his service as a director following his retirement as an employee effective December 31, 2006. These shares of restricted stock vested upon Mr. McCoy's retirement from the Board effective October 1, 2007. Mr. McCoy received declared dividends on the restricted stock prior to vesting.

(4) Consists of stock options awarded to Mr. McCoy for his service as a director following his retirement as an employee effective December 31, 2006. The terms of this award are described under "Compensation of Directors" on page 9.

(5) Consists of "shadow" awards granted in fiscal 2007 upon promotion to a new position effective January 1, 2007. See description at the end of the section titled Long-Term Incentive Plan, which starts on page 22. These grants are in addition to the grants received in fiscal 2006 for the current three-year LTIP performance cycle, which were reported in our proxy statement last year.

(6) The "Operators' Shares" column discloses the number of Operators' Shares granted to each NEO on November 20, 2006 for fiscal 2007. Mr. McCoy's grant of Operators' Shares was prorated based on his announced retirement effective December 31, 2006. The "target" column shows the estimated possible Operators' Share payment for fiscal 2007 based on fiscal 2006 earnings per share of $2.05 and fiscal 2006 EVA results. In accordance with SEC rules, this estimated possible payment is based on the previous fiscal year's performance since the fiscal 2007 earnings per share and EVA results are not determinable when the award is made at the beginning of fiscal 2007. The actual Operators' Share payment earned in fiscal 2007 for each NEO was paid subsequent to fiscal year end and is listed under "Non-Equity Plan Incentive Compensation" in the Summary Compensation Table on page 26. See "Operators' Share Incentive Compensation Plan" on page 18 for a description of Operators' Shares.

(7) Grant date fair value of these options equals $11.11 per share based on the Black-Scholes option-pricing model. The following assumptions were used in the calculation: options will be held for 8 years; dividend yield of 1.55% annually; a risk-free interest rate of 4.43%; and expected price volatility of 21%. The values shown have not been reduced to reflect that these options are subject to forfeiture.

(8) Grant date fair value of these options equals $8.27 per share based on the Black-Scholes option-pricing model. The following assumptions were used in the calculation: options will be held for 5.6 years; dividend yield of 1.60% annually; a risk-free interest rate of 4.67%; and expected price volatility of 21%. The values shown have not been reduced to reflect that these options are subject to forfeiture.

(9) Grant date fair value of this restricted stock is based on the NYSE closing price of our common stock on the grant date.

(10) Grant date fair value of these options equals $11.28 per share based on the Black-Scholes option-pricing model. The following assumptions were used in the calculation: options will be held for 8 years; dividend yield of 1.58% annually; a risk-free interest rate of 4.85%; and expected price volatility of 21%. The value shown has not been reduced to reflect that these options are subject to forfeiture.

The following table summarizes the total outstanding equity awards as of October 28, 2007 for each of the NEOs.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

Name	OPTION AWARDS			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date
Jeffrey M. Ettinger	35,000		$26.09	1/17/2012
	35,000		$22.35	12/2/2012
	33,750	11,250[2]	$26.93	12/2/2013
	62,500	62,500[3]	$30.07	12/7/2014
	62,500	187,500[4]	$32.74	12/6/2015
		250,000[5]	$38.71	12/5/2016
		100[6]	$37.41	1/8/2017
Michael J. McCoy	40,000		$17.6875	12/6/2010
	60,000		$26.09	1/17/2012
	75,000		$22.35	12/2/2012
	67,500	22,500[2]	$26.93	12/2/2013
	50,000	50,000[7]	$30.07	12/7/2014
	25,000	75,000[8]	$32.74	12/6/2015
	4,000		$37.92	2/01/2017
Jody H. Feragen	5,000		$26.09	1/17/2012
	2,500		$22.35	12/2/2012
	11,250	3,750[2]	$26.93	12/2/2013
	8,750	8,750[9]	$30.07	12/7/2014
	5,000	15,000[10]	$32.74	12/6/2015
		45,000[11]	$38.71	12/5/2016
		100[6]	$37.41	1/8/2017
Gary J. Ray	60,000		$15.90625	12/23/2008
	60,000		$19.25	1/26/2010
	75,000		$17.6875	12/6/2010
	75,000		$26.09	1/17/2012
	75,000		$22.35	12/2/2012
	67,500	22,500[2]	$26.93	12/2/2013
	50,000	50,000[7]	$30.07	12/7/2014
	25,000	75,000[8]	$32.74	12/6/2015
		100,000[12]	$38.71	12/5/2016
		100[6]	$37.41	1/8/2017
Richard A. Bross	20,000		$15.90625	12/23/2008
	20,000		$19.25	1/26/2010
	24,000		$17.6875	12/6/2010
	30,000		$26.09	1/17/2012
	30,000		$22.35	12/2/2012
	30,000	10,000[2]	$26.93	12/2/2013
	21,250	21,250[13]	$30.07	12/7/2014
	10,500	31,500[14]	$32.74	12/6/2015
		42,000[15]	$38.71	12/5/2016
		100[6]	$37.41	1/8/2017

Ronald W. Fielding	20,000		$14.65625	12/18/2007
	20,000		$15.90625	12/23/2008
	24,000		$19.25	1/26/2010
	28,000		$17.6875	12/6/2010
	30,000		$26.09	1/17/2012
	30,000		$22.35	12/2/2012
	30,000	10,000[2]	$26.93	12/2/2013
	22,500	22,500[16]	$30.07	12/7/2014
	11,250	33,750[17]	$32.74	12/6/2015
		45,000[11]	$38.71	12/5/2016
		100[6]	$37.41	1/8/2017

(1) Stock option grants generally vest in four equal annual installments, starting with one-fourth of the grant vesting on the first anniversary of the grant date. The stock options have a term of ten years. The grant date is thus ten years prior to the option expiration date shown in this table. Specific vesting dates are listed in the footnotes below. See Potential Payments Upon Termination on page 33 for a discussion of how equity awards are treated under various termination scenarios.

(2) These options vested on December 2, 2007.

(3) Options vested as to 31,250 shares on December 7, 2007, and will vest as to 31,250 shares on December 7, 2008.

(4) Options vested as to 62,500 shares on December 6, 2007, will vest as to 62,500 shares on December 6, 2008, and will vest as to 62,500 shares on December 6, 2009.

(5) Options vested as to 62,500 shares on December 5, 2007, will vest as to 62,500 shares on December 5, 2008, will vest as to 62,500 shares on December 5, 2009, and will vest as to 62,500 shares on December 5, 2010.

(6) These universal stock options vest upon the earlier of (1) the Company's stock price closing at $50 or higher for five consecutive trading days, or (2) January 8, 2012. See Potential Payments Upon Termination on page 33 for a discussion of how equity awards are treated under various termination scenarios.

(7) Options vested as to 25,000 shares on December 7, 2007, and will vest as to 25,000 shares on December 7, 2008. Mr. McCoy retired as an employee effective December 31, 2006. His options continue to vest per the original vesting schedule.

(8) Options vested as to 25,000 shares on December 6, 2007, will vest as to 25,000 shares on December 6, 2008, and will vest as to 25,000 shares on December 6, 2009.

(9) Options vested as to 4,375 shares on December 7, 2007, and will vest as to 4,375 shares on December 7, 2008.

(10) Options vested as to 5,000 shares on December 6, 2007, will vest as to 5,000 shares on December 6, 2008, and will vest as to 5,000 shares on December 6, 2009.

(11) Options vested as to 11,250 shares on December 5, 2007, will vest as to 11,250 shares on December 5, 2008, will vest as to 11,250 shares on December 5, 2009, and will vest as to 11,250 shares on December 5, 2010.

(12) Options vested as to 25,000 shares on December 5, 2007, will vest as to 25,000 shares on December 5, 2008, will vest as to 25,000 shares on December 5, 2009, and will vest as to 25,000 shares on December 5, 2010.

(13) Options vested as to 10,625 shares on December 7, 2007, and will vest as to 10,625 shares on December 7, 2008.

(14) Options vested as to 10,500 shares on December 6, 2007, will vest as to 10,500 shares on December 6, 2008, and will vest as to 10,500 shares on December 6, 2009.

(15) Options vested as to 10,500 shares on December 5, 2007, will vest as to 10,500 shares on December 5, 2008, will vest as to 10,500 shares on December 5, 2009, and will vest as to 10,500 shares on December 5, 2010.

(16) Options vested as to 11,250 shares on December 7, 2007, and will vest as to 11,250 shares on December 7, 2008.

(17) Options vested as to 11,250 shares on December 6, 2007, will vest as to 11,250 shares on December 6, 2008, and will vest as to 11,250 shares on December 6, 2009.

The following table summarizes the option awards exercised and restricted stock vested during fiscal 2007 for each of the NEOs.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2007

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Jeffrey M. Ettinger	59,000	1,092,608	-	-
Michael J. McCoy	15,000	299,100	2,500	89,725
Jody H. Feragen	12,500	167,500	-	-
Gary J. Ray	25,000	588,094	-	-
Richard A. Bross	20,000	466,675	-	-
Ronald W. Fielding	-	-	-	-

(1) Amount is the difference between the market price (NYSE prior day closing price) of the Company stock at the time of exercise and the exercise price of the options.

(2) Amount is based on the market price (NYSE closing price) of the Company stock at the time of vesting.

The following table shows present value of accumulated benefits that NEOs are entitled to under the Salaried Employees Pension Plan and the Supplemental Executive Retirement Plan.

PENSION BENEFITS

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeffrey M. Ettinger	Salaried Employees' Pension Plan	17-8/12	218,090	0
	Supplemental Executive Retirement Plan	17-8/12	1,360,226	0
Michael J. McCoy(1)	Salaried Employees' Pension Plan	12-3/12	242,963	12,425
	Supplemental Executive Retirement Plan	12-3/12	2,330,213	2,360,774
Jody H. Feragen	Salaried Employees' Pension Plan	6-10/12	87,847	0
	Supplemental Executive Retirement Plan	6-10/12	87,457	0
Gary J. Ray(2)	Salaried Employees' Pension Plan	38-11/12	1,024,948	0
	Supplemental Executive Retirement Plan	38-11/12	8,929,491	0
Richard A. Bross(2)	Salaried Employees' Pension Plan	34-2/12	665,479	0
	Supplemental Executive Retirement Plan	34-2/12	1,434,577	0
Ronald W. Fielding	Salaried Employees' Pension Plan	13-7/12	233,395	0
	Supplemental Executive Retirement Plan	13-7/12	568,615	0

(1) Mr. McCoy retired effective December 31, 2006. Values disclosed reflect his final benefit at retirement. He was granted 20-6/12 years of eligibility service in the Supplemental Executive Retirement Plan for service in the food industry prior to his employment by the Company. However, this service was not used to calculate benefit payment. Payments for the Supplemental Executive Retirement Plan are slightly higher than the accumulated benefit because of a credit for five percent interest on a portion of the lump sum payment that was delayed six months to satisfy Internal Revenue Code Section 409A.

(2) Mr. Ray and Mr. Bross are eligible for early retirement under both the Salaried Employees Pension Plan and the Supplemental Executive Retirement Plan. Early retirement provisions of these plans are described under "Pension Plan" on page 23 and "Supplemental Executive Retirement Plan" on page 23.

In accordance with SEC rules, the present value of accumulated benefits that NEOs are entitled to under these plans was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See Note F, "Pension and Other Postretirement Health Care Benefits", of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2007. The material terms of these plans are described under "Pension Plan" on page 23 and "Supplemental Executive Retirement Plan" on page 23.

The following table shows information about the participation by each NEO in the Company's Executive Deferred Income Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)[1]	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at October 28, 2007 ($)[1]
Jeffrey M. Ettinger	100,000	-	72,091	-	787,019
Michael J. McCoy	116,498	-	48,698	(141,988)	946,371
Jody H. Feragen	196,602	-	38,506	-	833,401
Gary J. Ray	10,000	-	86,050	-	1,386,657
Richard A. Bross	388,250	-	81,989	-	1,775,246
Ronald W. Fielding	287,333	-	133,453	-	2,839,511

(1) The following table identifies amounts that have already been reported as compensation in our Summary Compensation Table for the current or prior years:

Name	Amount of Fiscal 2007 Contributions and Earnings Reported as Compensation in Fiscal 2007 Summary Compensation Table ($)	Amounts in "Aggregate Balance at October 28, 2007" Column Reported as Compensation in Summary Compensation Tables for Prior Years ($)
Jeffrey M. Ettinger	100,000	539,423
Michael J. McCoy	116,498	746,884
Jody H. Feragen	196,602	545,083
Gary J. Ray	20,646	230,028
Richard A. Bross	388,250	1,097,299
Ronald W. Fielding	287,333	1,790,337

The material terms of the Company's Executive Deferred Income Plan are described under "Nonqualified Deferred Compensation Plan" on page 23.

POTENTIAL PAYMENTS UPON TERMINATION

Our executive officers do not have employment or severance agreements with the Company. Consequently, no executive officer has any right to cash severance of any kind.

Our stock option awards include standard provisions that result in the vesting or forfeiture of awards upon termination of employment, depending on the reason for termination. These provisions are summarized as follows:

- All options vest immediately upon death or disability of the executive;
- Retirement results in the continued vesting of options per the original vesting schedule;
- Voluntary termination of employment results in the continued vesting of options per the original vesting schedule, but all options expire three months after such termination;
- Upon a change in capital structure of the Company, including a change in control of the Company, the Compensation Committee may in its discretion take action which the Committee deems appropriate, including accelerating vesting of options or permitting the exchange of options for a cash payment or substitute options; and
- Options are forfeited immediately upon termination for cause or breach of a confidentiality or noncompete agreement, both as determined by the Compensation Committee. All NEOs have signed a confidentiality agreement. Of the NEOs, Ms. Feragen, Mr. McCoy and Mr. Fielding have signed a noncompete agreement which prohibits them from working on competing products for a competitor of the Company for one year following termination of employment.

Our universal stock option award granted on January 8, 2007 includes the following provisions for vesting or forfeiture upon termination of employment:

- Options vest immediately upon death;
- Retirement results in the continued vesting of options per the original vesting schedule; and

- Unvested options are forfeited immediately upon termination for any reason other than death or retirement.

Our LTIP award agreements and similar "shadow" award agreements include standard provisions that result in the vesting or forfeiture of awards upon termination of employment, depending on the reason for termination. These provisions are summarized as follows:

- Death results in calculation of an award as if the performance period ended on the date of death and payment to the employee's beneficiary of a prorated amount based on the employee's actual period of employment during the three-year performance period;
- Change in control of the Company results in calculation of an award as if the performance period ended on the date change in control occurred and payment to the employee of that award without proration;
- Retirement or disability results in a payment after the end of the three-year performance period equal to the amount that would have been earned over the entire performance period prorated based on the employee's actual period of employment; and
- Termination of employment for any reason other than retirement, disability or death results in forfeiture of all award rights.

The following table shows the potential payment of LTIP and similar "shadow" awards and the potential value of unexercisable stock option awards for the NEOs upon death, retirement, disability, or change in control of the Company as of October 28, 2007.

POTENTIAL PAYMENTS UPON TERMINATION AT FISCAL 2007 YEAR-END

Name	Death	Retirement or Disability			Change in Control
	Potential Value or Payment ($)(1)(2)	Potential Value or Payment ($)(1)(3) Threshold ($)	Target ($)	Maximum ($)	Potential Value or Payment ($)(1)(2)(4)
Jeffrey M. Ettinger					
Stock Options	1,290,300		1,290,300		1,290,300
LTIP & "shadow" awards	1,230,000	750,000	1,500,000	4,500,000	1,845,000
Total	2,520,300		2,790,300		3,135,300
Michael J. McCoy(5)					
Stock Options			861,600		
LTIP & "shadow" awards		293,269	586,538	1,759,614	
Total			1,448,138		
Jody Feragen					
Stock Options	156,525		156,525		156,525
LTIP & "shadow" awards	142,680	87,000	174,000	522,000	214,020
Total	299,205		330,525		370,545
Gary J. Ray					
Stock Options	861,600		861,600		861,600
LTIP & "shadow" awards	820,000	500,000	1,000,000	3,000,000	1,230,000
Total	1,681,600		1,861,600		2,091,600
Richard A. Bross					
Stock Options	368,975		368,975		368,975
LTIP & "shadow" awards	218,667	133,333	266,667	800,000	328,000
Total	587,642		635,642		696,975
Ronald W. Fielding					
Stock Options	386,488		386,488		386,488
LTIP & "shadow" awards	356,563	217,417	434,833	1,304,500	534,845
Total	743,051		821,321		921,333

(1) Stock options are valued based on the difference between the closing price of the Company's stock on October 26, 2007, which was the last trading day of the fiscal year, and the applicable exercise price of the stock options. Options with an exercise price in excess of the closing price on October 26, 2007 have no value for this purpose. Amounts shown for stock options represent the value of all unexercisable options. Exercisable options would not be affected by this termination event.

(2) Payments for LTIP and similar "shadow" awards upon death or change in control of the Company are based on actual Company performance through October 28, 2007. Such awards upon death are prorated based on two years of employment during the three-year performance period.

(3) Retirement or disability results in a payment for LTIP and similar "shadow" awards after the end of the three-year performance period equal to the amount that would have been earned over the entire performance period prorated based on the employee's actual period of employment. These columns thus show the potential threshold, target and maximum payments for such awards, each prorated based on two years of employment during the three-year performance period. The actual payment would not be determined until after the November 2, 2008 end date for the current three-year performance period.

(4) For this table, it is assumed that the Compensation Committee exercised its discretion to accelerate vesting of all options upon a change in control of the Company. Alternative assumptions which provide the same result are that the Compensation Committee exercised its discretion to permit the exchange of options for a cash payment or substitute options, in either case with a value equal to the difference between the closing price of the Company's stock on October 26, 2007 (the last trading day of the fiscal year) and the applicable exercise price of the stock options.

(5) Mr. McCoy retired on December 31, 2006. This table thus discloses value only for that event.

Following termination of employment for any reason, our executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under the plans in which they participate. The value of those benefits are set forth in the sections above entitled "Pension Benefits" and "Nonqualified Deferred Compensation."

Upon termination of employment caused by the death of an executive officer, the SIPE would provide a death benefit to the executive's survivors. The value of those benefits is described under "Survivor Income Protection Plan" on page 24.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Persons serving as members of the Compensation Committee during fiscal year 2007 were John G. Turner, John R. Block (through October 1, 2007), Terrell K. Crews (since October 1, 2007), Susan I. Marvin, John L. Morrison, and Dakota A. Pippins. None of these persons (1) was an officer or employee of the Company or any of its subsidiaries during fiscal year 2007, (2) was formerly an officer of the Company or any of its subsidiaries, or (3) had any other relationship with the Company or any of its subsidiaries requiring disclosure under the applicable rules of the SEC.

RELATED PARTY TRANSACTIONS

During fiscal year 2007, employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company's common stock. The Hormel Foundation paid the Company $180,032 for such services, reimbursing the Company for its fully allocated cost for the employee time expended.

The Board of Directors has adopted a written related party transaction policy. This policy applies to all transactions that qualify for disclosure under Item 404(a) of Regulation S-K of the Securities Exchange Act of 1934. Information about transactions involving related persons is reviewed by the Audit Committee. Related persons include Company directors and executive officers, as well as their immediate family members. If a related person has a direct or indirect material interest in any Company transaction, then the Audit Committee would decide whether or not to approve or ratify the transaction. The Audit Committee will use any process and review any information that it determines is appropriate. All related person transactions will be disclosed in accordance with SEC rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's directors, executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in that ownership to the SEC and the NYSE. This requirement is contained in Section 16(a) of the Securities Exchange Act of 1934, as amended. Specific due dates for these reports have been established. The Company is required to disclose in this proxy statement any failure to file by those dates during 2007.

In making this disclosure, the Company has relied on the representations of its directors and officers and copies of the reports that they have filed with the SEC. Based on those representations and reports, the Company believes that all Section 16(a) filing requirements applicable to the Company's directors, officers and greater than ten percent stockholders were met.

VIEWING AND DELIVERY OF PROXY MATERIALS

Viewing of Proxy Materials Via The Internet - We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet or go directly to www.ematerials.com/hrl to register your consent. You will continue to have the option to vote your shares by mail, telephone or the Internet.

Delivery of Proxy Materials - Only one annual report and proxy statement are being delivered to multiple stockholders sharing an address, unless the Company received contrary instructions from one of the stockholders. If you wish to receive a separate copy of the annual report or proxy statement this year or in future years, please call 507-437-5944 or mail a request to the Corporate Secretary, Brian D. Johnson, 1 Hormel Place, Austin, Minnesota 55912.

If your household currently receives multiple copies of the annual report or proxy statement and you wish to receive only a single copy, please contact the transfer agent with the names in which all accounts are registered and the one account for which you wish to receive mailings. The transfer agent is Wells Fargo Bank, N.A., who may be contacted at P.O. Box 64874, St. Paul, Minnesota 55164-0874, or by phone at 1-877-536-3559. This will not affect dividend check mailings.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

Any stockholder intending to present a proposal at the 2009 Annual Meeting of Stockholders must deliver the proposal to the Company by August 22, 2008, in order to have the proposal considered for inclusion in the Company's proxy statement and the form of proxy for that meeting.

The Company's Bylaws provide certain requirements which must be met in order for a stockholder to bring any proposals or nominations for election as Directors for consideration at the Annual Meeting of Stockholders. These requirements apply whether or not the proposal or nomination is requested to be included in the proxy statement and proxy. The requirements include a written notice to the Corporate Secretary to be received at the Company's principal executive offices at least 90 days before the date that is one year after the prior year's annual meeting. For business or nominations intended to be brought to the 2009 Annual Meeting of Stockholders, the notice deadline is October 31, 2008. Stockholder proposals or director nominations submitted after this date may not be presented at the 2009 Annual Meeting of Stockholders.

OTHER MATTERS

The management of the Company does not know of any matters to be presented at the meeting other than those identified above. If other matters properly come before the meeting, the holders of the proxies will vote on such matters in their discretion under the authority granted in the proxy.

By Order of the Board of Directors



BRIAN D. JOHNSON
Corporate Secretary

December 19, 2007

Appendix A

HORMEL FOODS CORPORATION

OPERATORS' SHARE INCENTIVE COMPENSATION PLAN

Preamble:

Since 1932, the Company has used a performance-based incentive compensation plan for management level employees known as the "Operators' Share Plan." This is a plan whereby individuals in management are designated to receive incentive cash compensation based on the Company's per share after-tax net earnings determined based on average outstanding shares of Common Stock from the audited financial statements of the Company **("Net Earnings Per Share")** in lieu of additional fixed salary or bonus. The rights to receive such compensation have been historically referred to by the Company as Operators' Shares.

The intent of the "Hormel Foods Corporation Operators' Share Incentive Compensation Plan" **(the "Plan")** is to continue this traditional method of providing performance-based incentive cash compensation. The Plan shall be effective as of October 29, 2007, subject to its approval by the stockholders of the Company, and no payments shall be made pursuant to the Plan until after the Plan has been approved by the stockholders of the Company.

Plan Rules:

1. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors or such other committee of persons ineligible to receive Operators' Shares as defined in Section 2 below, as is designated from time to time by the Board of Directors **(the "Committee")**. The Committee shall be composed solely of "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended **(the "Code")**.

2. The Committee may from time to time award management employees selected by the Committee the right to receive incentive cash compensation equal to Net Earnings Per Share multiplied by a number designated by the Committee. These rights are referred to as **"Operators' Shares."** The number by which Net Earnings Per Share will be multiplied is referred to as the number of Operators' Shares. Each management employee who has been designated to receive Operators' Shares is referred to as a **"Recipient."** The Operators' Shares are awarded subject to the Committee's right to terminate some or all of any Recipient's Operators' Shares at any time. Operators' Shares will automatically terminate immediately on the date and at the time when the Recipient ceases for any reason to be a Company employee, unless earlier terminated by the Committee. The Committee may delegate to the Chief Executive Officer of the Company the authority to award Operators' Shares to management employees other than executive officers.

3. The award of Operators' Shares will be evidenced by a certificate referred to as an **"Operators' Certificate."** The Operators' Certificate will be in such form as the Committee may approve from time to time, and will create no independent rights other than evidencing the award of Operators' Shares. The Operators' Certificate is coterminous with the Operators' Shares it evidences.

4. Incentive compensation will be paid to Recipients under the Plan in the following manner. Whenever a cash dividend is paid to stockholders on the Company's Common Stock, the amount of the per share dividend paid multiplied by the number of Operators' Shares held by the Recipient on the dividend record date **("Dividend Equivalent")** will be paid in cash to the Recipient on the dividend payment date. After the end of each fiscal year of the Company, the Net Earnings Per Share of the Company's Common Stock for such fiscal year will be multiplied by the number of Operators' Shares held by each Recipient on the last day of such fiscal year to determine the total incentive compensation earned by the Recipient under the Plan. Except in the case of retirement as noted in paragraph 5 below, or as otherwise determined by the Committee as noted in paragraph 6 below, no payment, other than Dividend Equivalent amounts previously paid or due, will be made unless the Operators' Shares are held on the last day of the fiscal year. All Dividend Equivalent amounts paid or due on account of dividends declared during such fiscal year will be subtracted from the total incentive compensation earned under the Plan for such fiscal year, and the balance will be paid at a time determined by the Committee after the last day of such fiscal year **(the "Payment Date")**.

5. If a Recipient retires during the fiscal year, notwithstanding the termination of the Operators' Shares on the retirement date, the total incentive cash compensation earned by such Recipient under the Plan for such fiscal year will be calculated as though the Operators' Shares were held on the last day of such fiscal year, and then prorated as of the retirement date. Dividend Equivalent amounts paid to such Recipient on account of dividends declared during such fiscal year will be deducted from the prorated amount.

6. Unless otherwise determined by the Committee, the award or termination of Operators' Shares at any time during a fiscal year shall (other than with respect to Dividend Equivalents based on a dividend record date prior to such award or termination) be deemed to revert to the beginning of such fiscal year. Subject to the discretion of the Committee to make such exceptions as it believes are in the best interest of the Company, termination of Operators' Shares prior to the end of the fiscal year, except in the case of retirement as noted in paragraph 5 above, will result in no incentive cash compensation, beyond Dividend Equivalent amounts previously paid or due, being earned under the Plan during such fiscal year.

7. In no event, including termination of Operators' Shares referred to in paragraph 6 above, will a Recipient be required to repay to the Company Dividend Equivalent amounts paid to such Recipient, provided that Dividend Equivalent payments will be subtracted from the total incentive cash compensation earned under the Plan as provided in paragraph 4 above.

8. The Committee shall review with the Chief Executive Officer of the Company all proposed awards of Operators' Shares, to obtain the views of the Chief Executive Officer, provided that the Committee shall make such awards in its sole discretion.

9. Notwithstanding paragraph 4 hereof, amounts of incentive cash compensation unpaid but otherwise due on account of Operators' Shares prior to the Payment Date pursuant to the Plan shall be automatically forfeited by any Recipient who leaves the Company's employ for any reason, including retirement, and divulges or uses confidential information of the Company to the detriment of the Company, unless a specific dispensation from such forfeiture is granted in writing by the Committee.

10. In the event of a stock split or stock dividend or other similar action affecting all of the outstanding shares of the Company's Common Stock, there shall automatically be a proportional change in the number of Operators' Shares previously awarded to each Recipient.

11. The Committee shall have the discretion annually to authorize a modification of the Operators' Shares awarded to a Recipient pursuant to a formula based upon achievement of "EVA" goals (as defined below). Around the beginning of each fiscal year of the Company, the Committee shall determine:

a. Which Recipients' awards shall be subject to achievement of EVA goals for the upcoming year.

b. The percentage of Operators' Shares awarded to such Recipient that shall be subject to the achievement of such EVA goals, up to a maximum of 50% of such award.

c. The EVA goals (including thresholds and maximum targets), either for the Company as a whole or for any of its discreet business units (or any combination thereof), applicable to each such Recipient.

d. The EVA goal setting premium (up to a maximum of 20%), if any, for the Company as a whole or for any of its discreet business units (or any combination thereof) that plan and achieve an established level of profit improvement, and meet or exceed the established EVA goal, applicable to each such Recipient.

e. The process for determining an EVA multiplier factor (up to a maximum EVA multiplier of 3.0 times Net Earnings Per Share), based on actual EVA results compared to EVA goals and such other factors as determined by the Committee, which will be used to calculate the EVA based modification of the Operators' Shares awarded to a Recipient.

As used herein, **"EVA"** means "economic value added," or the economic profit, if any, earned by the Company or any relevant business unit of the Company. EVA shall be determined for any period by calculating its net operating profit after taxes and then deducting a charge for the Company's or such business unit's use of capital for such period of time, in a manner approved by the Committee.

12. Payments with respect to Operators' Shares granted pursuant to the Plan, except Dividend Equivalent payments, are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Accordingly, the following additional requirements shall apply to all awards of Operators' Shares:

a. For purposes of Section 162(m) of the Code, the only employees eligible to receive Operators' Shares shall be the employees selected pursuant to the terms of Section 2 hereof.

b. The right to receive any payment pursuant to an award of Operators' Shares made hereunder, except Dividend Equivalent payments, shall be determined solely on the basis of the Net Earnings Per Share of the Company and, to the extent relevant, the EVA results for the Company and relevant business units for a given fiscal year.

c. The performance period during which the Net Earnings Per Share of the Company are to be measured with respect to any award of Operators' Shares shall be, unless otherwise changed by the Committee, the Company's fiscal year.

d. The maximum number of Operators' Shares which may be awarded on an aggregate basis to any employee (i.e., to be outstanding at any one time) shall not exceed two million Operators' Shares, provided that in the event of a stock split or stock dividend or other similar action affecting all of the outstanding shares of the Company's Common Stock, there shall automatically be a proportional change in the maximum number of Operators' Shares which may be awarded on an aggregate basis to any employee.

e. Unless otherwise determined by the Committee, not later than 90 days after the beginning of each fiscal year of the Company, the Committee shall designate all employees who shall receive new or additional Operators' Shares with respect to that fiscal year, and the number of Operators' Shares to be received by each such employee.

f. Following the close of each fiscal year of the Company and prior to the payment of any amount to any employee on account of Operators' Shares, except payments of Dividend Equivalents, the Committee shall certify in writing as to the Net Earnings Per Share of the Company for that fiscal year and the EVA results for the Company and each business unit which is being measured for purposes of an award of Operators Shares to a Recipient for such fiscal year; provided that the Committee may by resolution adopt the Net Earnings Per Share certified by the Company's independent registered public accounting firm as the Net Earnings Per Share certified by the Committee; and provided further that the Committee may be resolution adopt the EVA results for the Company and each relevant business unit certified by the Company's independent registered public accounting firm or other independent consultant retained by the Committee for this purpose as the EVA results certified by the Committee.

g. Each of the foregoing provisions, and all of the other terms and conditions of the Plan, shall be interpreted in such a fashion so as to qualify all compensation paid thereunder, except Dividend Equivalent payments (or certain other payments as may be designated from time to time by the Committee), as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

13. The Board of Directors of the Company may in its sole discretion amend, alter or discontinue the Plan at any time. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

14. Subject to its approval by the Company's stockholders, this Plan shall continue until terminated by the Company's Board of Directors.

Board of Directors



D. Pippins, S. Marvin and J. Ettinger



G. Ray, E. Murano and J. Turner



J. Morrison, J. Feragen and T. Crews



R. Pearson, R. Nakasone, L. Goldberg and H. Smith

Terrell K. Crews
Executive Vice President
and Chief Financial Officer,
Monsanto Company
Director since October 2007

Jeffrey M. Ettinger
Chairman of the Board,
President and Chief Executive Officer
Director since May 2004

Jody H. Feragen
Senior Vice President
and Chief Financial Officer
Director since October 2007

Luella G. Goldberg
Trustee, University of Minnesota Foundation
Member, Board of Overseers,
University of Minnesota
Carlson School of Management
Trustee and Chair Emerita, Wellesley College
Past Board Chair,
University of Minnesota Foundation
Director since September 1993

Susan I. Marvin
President, Marvin Windows and Doors
Trustee, University of Minnesota Foundation
Director since July 2002

John L. Morrison
Managing Director, Goldner Hawn
Johnson & Morrison Incorporated
Chairman, Callanish Capital Partners
Director since November 2003

Elsa A. Murano, Ph.D.
Texas A&M University Vice Chancellor
and Dean of Agriculture and Life Sciences
Director since September 2006

Robert C. Nakasone
Chief Executive Officer,
NAK Enterprises, LLC
Director since September 2006

Ronald D. Pearson
Chairman Emeritus, Hy-Vee, Inc.
Director since October 2007

Dakota A. Pippins
President and Chief Executive Officer,
Pippins Strategies, LLC
Director since January 2001

Gary J. Ray
President, Protein Business Units
Director since November 1990

Hugh C. Smith, M.D.
Professor of Medicine,
Mayo Clinic College of Medicine
Consultant in the Cardiovascular Division
at Mayo Clinic
Director since September 2006

John G. Turner
Chairman, Hillcrest Capital Partners
Director since March 2000

Building upon our heritage of innovation and quality, together we will elevate the everyday experience by making Hormel Foods the favorite part of any eating occasion.



Hormel Foods
Our Way

Mission: Hormel Foods is a leading branded food company with a focus on profitable growth. Inspired by our founder's charge to "originate, don't imitate," we market a balanced portfolio of highly differentiated quality products. We engage our employees by creating an environment where careers are fostered, people make a difference and integrity is absolute.

To learn more about Our Way, visit **www.HormelFoods.com**


Products


Process


Performance


People


Principles

END


Hormel
Foods

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680


DEC 2 0 2007
WASH, D.C.
161


Mixed Sources
FSC

This report was printed using soy-based inks. Cover and pages 1-16 contain 10% total recovered fiber/all post-consumer waste, FSC Certified Fiber. Pages 17-58 contain 100% recovered fiber/containing a minimum of 30% post-consumer waste, using 100% green powered energy.